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REGISTRANT'S NAME Johnson Matthey

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

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JUL 0 8 2008
THOMSON REUTERS

FILE NO. 82- 02272 FISCAL YEAR 3-31-08

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DAT : 7/8/08

082-02272

Annual Report & Accounts

2008

3-31-08
AR/S




09240
06924





Johnson Matthey

Cautionary Statement

The Business Review and certain other sections of this Annual Report contain forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.



Contents

THE GROUP AT A GLANCE

Johnson Matthey is a speciality chemicals company and a world leader in advanced materials technology. The group focuses on its core skills in catalysis, precious metals, fine chemicals and process technology, developing products that enhance the quality of life for millions of people around the world. The group has operations in over 30 countries and employs around 8,700 people. Johnson Matthey's operations are organised into three global divisions: Environmental Technologies; Precious Metal Products and Fine Chemicals & Catalysts.



Scandanavia
UK
Europe
USA/Canada
Asia
Central America
Africa
South America
Australia

Johnson Matthey

Environmental Technologies	Precious Metal Products	Fine Chemicals & Catalysts
Emission Control Technologies Process Technologies Fuel Cells	Platinum Marketing and Distribution Noble Metals Pgm Refining and Recycling Colour Technologies Gold and Silver	Catalysts and Chemicals Macfarlan Smith Pharmaceutical Materials and Services Research Chemicals







Environmental Technologies Division is a global supplier of catalysts and related technologies for applications which benefit the environment such as pollution control, cleaner fuel, more efficient use of hydrocarbons and the hydrogen economy.

Revenue	**£2,290m**
Sales excluding precious metals	**£1,140m**

Johnson Matthey has a longstanding international reputation as a leader in the application of precious metals. Precious Metal Products Division is at the heart of these activities focused on the marketing, distribution, fabrication, refining and recycling of precious metals and their products.

Revenue	**£4,688m**
Sales excluding precious metals	**£307m**

Fine Chemicals & Catalysts Division is a global supplier of fine chemicals, catalysts and other speciality chemical products and services to a wide range of chemical and pharmaceutical industry customers and research institutes.

Revenue	**£521m**
Sales excluding precious metals	**£303m**

FINANCIAL HIGHLIGHTS - 2008

Johnson Matthey performed very well in 2007/08 with sales, profit before tax and underlying earnings per share all well ahead of last year. All three divisions achieved good growth.

	Year to 31st March 2008	2007	% change
Revenue	**£7,499m**	£6,152m	+22
Sales excluding precious metals	**£1,750m**	£1,454m	+20
Profit before tax	**£262.3m**	£226.5m	+16
Total earnings per share	**88.5p**	96.9p	-9
Underlying*:			
Profit before tax	**£265.4m**	£229.3m	+16
Earnings per share	**89.5p**	82.2p	+9
Dividend per share	**36.6p**	33.6p	+9

* Before amortisation of acquired intangibles and profit on sale of Ceramics Division

Divisional Operating Profit[1]



Environmental Technologies
Precious Metal Products
Fine Chemicals & Catalysts
£122.9m
£85.3m
£64.2m
£147.3m
£102.1m
£67.1m
2007
2008

[1] Before amortisation of acquired intangibles

Underlying Earnings per Share

Dividend per Share



64.0p[2]
67.0p
73.0p
82.2p
89.5p
25.4p
27.7p
30.1p
33.6p
36.6p
2004
2005
2006
2007
2008

[2] UK GAAP basis earnings per share before exceptional items and goodwill amortisation

CHAIRMAN'S STATEMENT

Sir John Banham
Chairman



Catalysed diesel particulate filters

I am very pleased to report that 2007/08 was another good year for Johnson Matthey. Your company has continued to build on its strong position in environmental technologies and is seeing the benefit of the investments that it has made over many years in research and development and in manufacturing facilities to serve growing markets around the world.

During the year we have continued to make substantial investments to ensure future growth. These have included new production facilities that have been completed in South Korea, the Russian Federation and in the UK and the acquisition of Argillon which has complemented our existing technology for controlling harmful emissions of oxides of nitrogen, or NOx, from both mobile and stationary sources. This will provide opportunities in new markets as future legislation focuses on emissions from power generation and other large scale sources such as ships. As you will read later in this report we have also announced the construction of additional manufacturing facilities and the expansion of existing plants to serve growing demand for our high technology products around the world.

Most importantly, the year has seen us continue to make excellent progress towards achieving the board's main objective, that of delivering superior value to you, our shareholders.

Your board is fully committed to reporting on Johnson Matthey's sustainability performance. In my statement last year I wrote to you about the work that the management team had been doing to develop a sustainability strategy for the company. This year has seen a great deal of work being undertaken to define our vision for a sustainable future for our business and to begin to embed this in all of our operations around the world. A review of our performance and activities in this important area during the year is included in pages 29 to 35 of this Annual Report. Our first full Sustainability Report will be published on our website at www.matthey.com this July.

Our non-executive directors play a vital role in the governance of your company. Johnson Matthey is extremely fortunate to benefit from the knowledge and many years of experience of its strong team of independent directors. During 2007/08 we welcomed two new non-executive directors to the board, Dorothy Thompson, who is currently the Chief Executive of Drax Group plc, and Michael Roney, who is currently Chief Executive of Bunzl plc. Biographical details of Mrs Thompson and Mr Roney are presented in the Board of Directors information on pages 36 and 37 of this Annual Report.

As I announced in my statement last year, Charles Mackay and Mike Dearden retired from the board on 31st March 2008, having both served nine years as non-executive directors of Johnson Matthey. Charles Mackay joined the board in January 1999 and served as our Senior Independent Director from July 2003 until his retirement. He was also Chairman of the Management Development and Remuneration Committee. Mike Dearden joined the board in April 1999. During their time on the board Charles and Mike both made invaluable contributions to the strategic development of the company as the group was refocused on its core skills in catalysis, precious metals, fine chemicals and process technology and emerged as a world leading speciality chemicals company. We are very fortunate to have had the benefit of their vast experience of business in the UK and around the world and we will miss their strong contribution to the work of the board and their wise counsel. On behalf of all of us at Johnson Matthey, I would like to thank both Charles and Mike for the important contributions that they have made to the success of Johnson Matthey and to wish them all the very best for their retirement.

Following Charles Mackay's retirement, Alan Thomson has been appointed as Senior Independent Director and Robert Walvis as Chairman of the Management Development and Remuneration Committee. Alan Thomson remains Chairman of the Audit Committee.

Our employees at all levels of the organisation never fail to impress me with their enthusiasm, professionalism and dedication. On your behalf, I would like to thank all of them around the world for their contribution to the success of the company during the past year.

In conclusion, Johnson Matthey is in excellent shape and continues to make good progress towards delivering superior shareholder value. Our strategy has placed us in a very strong position to maintain growth despite the challenges presented by the state of many of the world's economies. Indeed, I believe that the company is exceptionally well positioned to make a significant contribution as rapidly developing economies such as China and India seek to tackle the major issues that they face in reducing air pollution and in responding to the escalating price of oil.

I am confident that Johnson Matthey will continue to achieve good growth for many years ahead and I look forward to reporting on further success in 2008/09.



Sir John Banham
Chairman

CHIEF EXECUTIVE'S STATEMENT

Neil Carson
Chief Executive





Johnson Matthey's new manufacturing facility and technical centre in South Korea

Johnson Matthey performed very well in 2007/08. Revenue and sales excluding precious metals were more than 20% up on last year at £7.5 billion and £1.8 billion respectively. Profit before tax and amortisation of acquired intangibles was 16% higher at £265.4 million.

All three of our divisions achieved good results. Our new Environmental Technologies Division increased its operating profit before amortisation of acquired intangibles by 20% to £147.3 million. Despite the slowdown in the US economy and the likely impact on the rest of the world, we believe that the division will continue to deliver strong growth over the next few years. The division's Emission Control Technologies (ECT) business performed very well with sales excluding the value of precious metals 32% up on last year. This performance was driven by strong growth in sales of catalysts for heavy duty diesel vehicles, diesel particulate filters in Europe and autocatalysts in Asia. The Process Technologies business also had a good year. Sales excluding the value of precious metals were 10% up with high energy prices continuing to underpin demand for our catalysts, purification materials and process technologies.

Precious Metal Products Division's operating profit was 20% up at £102.1 million. The division's Platinum Marketing and Distribution business achieved strong growth, benefiting from high platinum group metal (pgm) prices and good demand for the pgms. Its manufacturing businesses also saw good growth and high metal prices boosted demand for our pgm recycling services.

Our new Fine Chemicals & Catalysts Division achieved good growth in 2007/08. Sales rose by 13% and operating profit by 6% on a constant currency basis to £67.1 million. The division's Catalysts and Chemicals business was well ahead in Asia, particularly in China and India. The Pharmaceutical Materials businesses achieved steady growth and Research Chemicals also performed well, particularly in Asia.

The acquisition of Argillon Group, which was concluded in February 2008 following the receipt of German regulatory approval, is a further step in our strategy of long term investment. Argillon brings to the group leading catalyst technology to control emissions of oxides of nitrogen (NOx). Its products include catalysts for mobile and stationary emission control including heavy duty diesel vehicles, stationary diesel engines, marine applications and coal, oil and gas fired turbines for power generation. This acquisition has added to our portfolio of emission control technologies to meet increasingly challenging regulations to control harmful NOx emissions. With increasing concern about the effects of poor air quality on human health and the environment, legislation to control NOx emissions from an expanding range of sources will continue to tighten around the world.

Sustainability 2017

Johnson Matthey is a world leader in environmental technologies and with more than 50% of our profits generated by products that directly benefit the environment, sustainability is a key element of our strategy for the future growth of our business. Sustainability is fundamentally about the best long term way to run a business. It gives us the opportunity to be more profitable through being more careful with the world's resources. For Johnson Matthey there are two main sustainability thrusts. The first is about being more efficient with the resources that we use as a business, the cost of which will inevitably continue to rise, and the second is about designing new products that will help our customers to be more sustainable and competitive.

In December 2007 we launched Sustainability 2017, a long term vision for the whole group that is playing an important role in helping all of us at Johnson Matthey to set our direction and aspirations for what we want to achieve in the future. Our aims for Sustainability 2017 are to at least double our earnings per share whilst achieving zero waste to landfill, zero accidents and halving the key resources that we consume per unit output by 2017, the year marking the 200th anniversary of the founding of the company. This is the first time that we have set out a vision in this very important area and we wanted it to be challenging and long term. I know that every member of the Johnson Matthey team will rise to the challenge.

Outlook

Environmental Technologies achieved strong growth in 2007/08. We are currently seeing a slowdown in the US economy which might have an adverse effect on growth in the rest of the world. Despite this more difficult economic backdrop we still expect Emission Control Technologies to deliver another year of double digit growth in sales and profits. Global car sales are expected to grow, with weakness in the USA more than offset by growth in Asia, Eastern Europe and South America. In Europe, fitment of diesel particulate filters will also continue to rise ahead of the legislation. We expect sales of trucks to grow again in the USA in the second half of our financial year, particularly in the final quarter, partly as a result of pre-buying ahead of the introduction of the next level of emissions legislation. ECT's operating profit should also benefit from a continuation of the improved efficiencies achieved in the second half of 2007/08.

Our Process Technologies business is also experiencing strong demand, particularly for catalysts for synthesis gas, methanol, ammonia and hydrogen production. Prospects for Process Technologies are encouraging, driven by the very high oil price and the need to make cleaner and more sophisticated hydrocarbon products from dirtier and more intractable feedstocks.

Precious Metal Products Division enjoyed strong growth in 2007/08, benefiting from buoyant trading conditions in platinum group metals and good growth in its manufacturing businesses. If the current favourable market conditions continue we expect the division to show further growth in 2008/09. Fine Chemicals & Catalysts should deliver another year of steady growth. Many of the markets in which the division operates, such as generic pharmaceuticals, are unlikely to be particularly adversely affected by a general economic slowdown.

Overall, the group should continue to perform well in 2008/09. Although Johnson Matthey is not immune to the effects of a recession, prospects for all our businesses are good, particularly for Environmental Technologies where global concerns about pollution, climate change and making the most efficient use of energy resources will continue to create significant opportunities for future growth.



Neil Carson
Chief Executive







Active pharmaceutical ingredients manufacturing at Macfarlan Smith, UK

Platinum bar

New capacity in Royston, UK to manufacture catalysed diesel particulate filters

Group Activities

Johnson Matthey is a global speciality chemicals company. We serve our customer base from operations in over 30 countries and employ around 8,700 people worldwide. The group is organised into three global divisions: Environmental Technologies; Precious Metal Products and Fine Chemicals & Catalysts.

Environmental Technologies is a global supplier of catalysts and related technologies for applications which benefit the environment such as pollution control, cleaner fuel, more efficient use of hydrocarbons and the hydrogen economy. The division comprises three businesses:

- Emission Control Technologies is a global leader in catalytic systems for emissions control from vehicles and industrial processes.
- Process Technologies serves the world's chemical, oil, gas and refining industries. It manufactures catalysts, provides specialist services and designs and licenses chemical processes.
- Johnson Matthey Fuel Cells develops and manufactures catalysts and catalysed components for a wide range of clean energy fuel cell systems.

Precious Metal Products' activities comprise the marketing, distribution, refining and recycling of platinum group metals, fabrication of products using precious metals and related materials, and refining of gold and silver.

Fine Chemicals & Catalysts is a global supplier of fine chemicals, catalysts and other speciality chemical products and services to a wide range of chemical and pharmaceutical industry customers and research institutes.

Strategy and Objectives

Johnson Matthey's strategic intent is to achieve consistent growth in earnings by concentrating on the development of high added value products and services in areas where our expertise provides a competitive edge, particularly in catalysis, precious metals, fine chemicals and process technology.

The group's financial objectives are:

- To continue to achieve consistent and above average growth in underlying earnings per share.
- To grow dividends in line with underlying earnings while maintaining dividend cover at about two and a half times to ensure sufficient funds are retained to support organic growth.
- To deliver a return on investment above the group's cost of capital. We estimate Johnson Matthey's post tax cost of capital is currently about 8% (11.3% pre-tax). In addition we have a long run pre-tax target rate for the group of 20%.

The board's strategies to achieve these financial objectives are:

- Focus the business on the group's core skills in catalysis, precious metals, fine chemicals and process technology.
- Position the group in growth markets where our core skills are applicable. Catalysis is a key technology in many developing markets for the 21st century, particularly those concerned with protecting the environment such as in emission control, cleaner fuel, more efficient use of hydrocarbons and the hydrogen economy. Environmental Technologies Division, which combines our skills in catalysts and process technology, is well positioned to serve these emerging markets. Catalysis is also important in the manufacture of fine chemicals where Johnson Matthey has a number of strong niche market positions. Johnson Matthey's expertise and international strength in precious metals, particularly platinum group metals, was the starting point for many of our businesses. The market for platinum has grown steadily for many decades and demand is expected to grow significantly over the next ten years.
- Differentiate ourselves by using our world class technology. We will continue to invest significantly in research and development to develop new products and manufacturing processes. Technology is the key driver for most of our businesses and Johnson Matthey has a strong science base with technical centres located in all our major markets.
- Maintain strong relationships with our major customers, suppliers, government bodies and other stakeholders by investing resources on joint projects to ensure the group is well positioned for future market development.
- Continue to invest in Johnson Matthey's employees to ensure they are well trained, motivated and encouraged to meet the challenges of the future.
- Ensure the business is run in a sustainable way by using resources efficiently, minimising waste in our manufacturing processes and designing new products that help our customers to be more sustainable and competitive.

Sales Excluding Precious Metals
£ million


1,750
1,500
1,250
1,000
750
500
250
0
2004
2005
2006
2007
2008

Underlying Earnings per Share
Pence


90
80
70
60
50
40
30
20
10
0
2004
2005
2006
2007
2008

Return on Invested Capital
%


22
20
18
16
14
12
10
Target
Cost of Capital
2004
2005
2006
2007
2008

Key Performance Indicators

The group uses a range of key performance indicators (KPIs) to monitor performance over time in line with the financial objectives and strategy summarised in the previous section. The principal KPIs, together with the group's performance against them in 2007/08, are described below.

Financial

Underlying earnings per share growth and return on invested capital are two of the principal financial KPIs we use to measure the group's performance. In calculating these measures we exclude the following items which can distort the trend in measuring results:

- Profits and losses on disposal of businesses.
- Amortisation of intangible assets arising on acquisition of businesses (acquired intangibles).
- Major restructuring or impairment charges.
- Major tax items arising from changes in legislation.

In 2007/08 the only adjustment in calculating underlying earnings per share and return on invested capital was amortisation of acquired intangibles, mainly arising on the acquisition of Argillon Group in February 2008. Underlying earnings per share were 89.5 pence, 9% up on 2006/07. Total earnings per share were 88.5 pence, 9% below 2006/07 which included the profit on sale of Ceramics Division. Over the five years from 2003/04, underlying earnings per share have grown at a compound annual rate of 9% p.a. The group's five year financial record is shown on page 104.

In accordance with our policy of increasing dividends in line with earnings, the board is recommending a final dividend of 26.0 pence taking the total for the year to 36.6 pence, a 9% increase on 2006/07. Over the last five years dividends have also grown at a compound annual rate of 9%, in line with earnings.

We define return on invested capital (ROIC) for the group as underlying operating profit divided by average capital employed (equity plus net debt). ROIC for individual divisions is calculated using average segment assets minus average segment liabilities as the denominator.

In 2007/08 the group's return on invested capital increased by 0.9% to 18.5%, well ahead of our long run pre-tax cost of capital, which we estimate to be 11.3% on a pre-tax basis. Over the five years from 2003/04, the group's ROIC has increased by 2.3%. In 2007/08 Precious Metal Products Division achieved a return of 54.3%, well ahead of the group's target of 20%. Environmental Technologies Division and Fine Chemicals & Catalysts Division achieved returns between our cost of capital and the 20% target of 15.2% and 13.9% respectively.

In measuring sales growth and return on sales we focus on sales excluding the value of precious metals. Total revenue can be distorted by trading activity as well as fluctuations in precious metal prices and do not provide a good guide to underlying growth or profitability. As it happens in 2007/08 both revenue (£7.5 billion) and sales excluding precious metals (£1.8 billion) grew at similar rates (22% and 20% respectively). Over five years sales excluding precious metals have grown by 9% p.a. despite the sale of Ceramics Division.

Johnson Matthey is a global business with operations in many countries around the world which report in different currencies. We report sales and operating profit translated both at actual exchange rates and at constant rates (translating last year's results at this year's rates) to measure underlying growth. We also monitor several key cash flow and capital ratios both for the group and individual divisions. More details of financial KPIs are given in the Financial Review on pages 10 to 13 and Operations on pages 15 to 21.

Voluntary Employee Turnover by Region
For calendar year 2007 (continuing businesses)



%
20
16
12
8
4
0
Europe
North America
Asia
Rest of World
Group

Johnson Matthey Share Price Five Year Performance versus FTSE 100



Johnson Matthey
FTSE 100
280
260
240
220
200
180
160
140
120
100
80
March 03
March 04
March 05
March 06
March 07
March 08

Market Shares

One measure we use to monitor the commercial performance of our businesses is market share. We aim to achieve a leading position (usually number one or two) in the global markets in which we operate. In Emission Control Technologies we estimate we have a 31% share of the available market (excluding in house manufacture by car companies) for light duty catalysts. Our two major competitors have similar shares with the remaining 5% of the market supplied by smaller competitors (mainly in China). In the new market for heavy duty diesel catalysts to original equipment manufacturers Johnson Matthey is the market leader with a share in excess of 45%.

The market for sales of platinum group metals (pgms) to end customers is more fragmented and precise shares are more difficult to estimate. Johnson Matthey is the global market leader. We are also the leader in fabricated pgm products for the industrial market with a worldwide share of about a third.

In Process Technologies and Fine Chemicals & Catalysts we sell a wide range of products into niche markets. Johnson Matthey is the market leader in syngas catalysts used in the manufacture of ammonia, methanol and hydrogen from hydrocarbon feedstocks. We are also the leader in the available market for catalysts used in pharmaceutical production.

Research and Development (R&D)

We monitor progress on all our R&D projects on a regular basis against individual milestones. One measure of ultimate success is the proportion of new products in our sales launched in the last four years as a result of R&D activity. Most of our R&D is concentrated in Environmental Technologies Division. We estimate that about 70% of the division's sales are for products introduced in the last four years.

Employees

Our employees are our most valuable resource. We are committed to recruiting high calibre employees and providing them with the information, training and working environment they need to perform at the highest standards. Johnson Matthey has a relatively low voluntary staff turnover (7.6% in calendar year 2007 compared with 7.5% in 2006) with many employees staying with the company for the whole of their careers. More details of the group's training and employment policies are given on page 33.

Health and Safety

We monitor health and safety performance very closely across all our sites. We collect data on near misses as well as actual accidents using an electronic AirsWeb system. Over the last five years the rate of greater than three day accidents has reduced from 9.1 per 1,000 employees to 2.7 per 1,000 in 2007/08. Further KPIs relating to our health and safety performance are set out on page 32 and in our Sustainability Report on the company's website at www.matthey.com.

Environment

Johnson Matthey is committed to running its business in a sustainable way which includes minimising the impact of our own activities on the environment. On pages 30 to 32 we set out the company's five year record for total acid gas emissions, total global warming potential, energy consumption, water consumption and total waste. Many of Johnson Matthey's products and technologies provide a significant positive benefit to the environment and details of some these are described in our Sustainability Report on the company's website. For example, the amount of pollutants removed from the atmosphere by the company's autocatalyst products since their introduction in 1974 now amounts to over four billion tonnes.

John Sheldrick
Group Finance Director





Autocatalyst manufacturing facility

Financial Review

Introduction

Johnson Matthey achieved very good results in 2007/08, with revenue well ahead of last year as a result of strong underlying volume growth and rising precious metal prices. Sales excluding the value of precious metals increased by 20% with all three divisions achieving good growth. Demand for catalysts was strong with expanding sales of diesel particulate filters and a full year's sales of heavy duty diesel (HDD) catalysts to original equipment manufacturers in Europe and North America. The group also achieved strong growth in Asia, particularly in China, both for emission control catalysts and process catalysts.

On 6th February 2008 we completed the acquisition of Argillon Group for €214 million. Argillon is an international group specialising in catalysts and advanced ceramic materials, with leading technology for the control of emissions of oxides of nitrogen (NOx). Within its portfolio Argillon has non catalyst businesses manufacturing ceramic insulators and alumina products which Johnson Matthey has offered for sale. Under International Financial Reporting Standards (IFRS) these businesses are classified as "assets held for sale" and their results shown in discontinued businesses below profit after tax in the income statement.

Also under IFRS we are required to capitalise certain intangible assets upon acquisition such as the fair value of customer relationships, technology and trademarks and then amortise their value through the income statement. In presenting the group's results we have focused on operating profit before amortisation of these "acquired intangibles" which we believe provides a better guide to the underlying performance of the group.

Operating Profit for the Continuing Businesses
(before amortisation of acquired intangibles)

	Year to 31st March 2008 £ million	2007 £ million	change %	2007 at 2008 exchange rates £ million	change %
Environmental Technologies	**147.3**	122.9	+20	121.9	+21
Precious Metal Products	**102.1**	85.3	+20	84.6	+21
Fine Chemicals & Catalysts	**67.1**	64.2	+5	63.4	+6
Corporate	**(19.7)**	(17.2)		(17.3)	
Operating profit	**296.8**	255.2	+16	252.6	+17

US Dollar Exchange Rates



$/£
2.2
2.1
2.0
1.9
1.8
1.7
Average
Average
$2.007/£
March 2006
March 2007
March 2008

Sales

Revenue increased by 22% to £7.5 billion. Precious metal prices grew strongly over the year which boosted sales in both Environmental Technologies Division and Precious Metal Products Division. Sales excluding the value of precious metals rose by 20% to £1,750 million reflecting good underlying volume growth and increased non precious metal material costs, some of which are a pass through for Johnson Matthey.

Environmental Technologies Division grew its sales excluding precious metals by 27% to £1,140 million. Emission Control Technologies (ECT) provided most of the growth with sales up 32%. Sales excluding precious metals of HDD catalysts to original equipment manufacturers trebled to £159 million as new emission standards applied for the full year. Sales of light duty products were also well ahead with good growth in diesel particulate filters in Europe and autocatalysts in Asia. Process Technologies had a good year with sales excluding precious metals up 10%.

Precious Metal Products Division's sales excluding precious metals increased by 6% to £307 million with good growth in the manufacturing businesses. Fine Chemicals & Catalysts sales excluding precious metals increased by 13% to £303 million. The division achieved good growth in Asia and sales were also boosted by the high price of nickel.

Return on Sales excluding Precious Metals

	Sales excluding precious metals 2008 £ million	2007 £ million	Return on sales excluding precious metals[1] 2008 %	2007 %
Environmental Technologies	**1,140**	896	**12.9**	13.7
Precious Metal Products	**307**	290	**33.2**	29.4
Fine Chemicals & Catalysts	**303**	268	**22.1**	24.0
Continuing businesses	**1,750**	1,454	**17.0**	17.5

[1] Operating profit before amortisation of acquired intangibles divided by sales excluding precious metals.

We measure return on sales as operating profit before amortisation of acquired intangibles divided by sales excluding precious metals. Return on sales for the group fell by 0.5% to 17.0% in 2007/08 as a result of increased material costs.

ECT's return on sales has fallen in each of the last two years as a result of the rapid growth in sales of new products, particularly filters. The uncoated filter substrates are currently very expensive. The price is agreed between the car company and the substrate supplier and the cost is a pass through for Johnson Matthey. Filter costs are now coming down and we expect ECT's return on sales to stabilise at current levels despite continued growth in these new products.

Operating Profit

Operating profit before amortisation of acquired intangibles rose by 16% to £296.8 million. Exchange translation was again adverse. The impact on individual divisions is shown in the table above.

Environmental Technologies Division had an excellent year with operating profit before amortisation of acquired intangibles up 20% at £147.3 million. Argillon, acquired in February 2008, contributed £2.9 million of this profit growth. Excluding acquisitions profits were 17% higher. ECT generated most of the growth with profits up in all three regions. More details of the division's performance are set out on pages 15 to 17.

Precious Metal Products Division also had a strong year with operating profit 20% up at £102.1 million. The division's marketing and distribution business benefited from the favourable conditions in the platinum group metal (pgm) markets with the average price of platinum rising by 20% in sterling terms. The manufacturing businesses also had a good year. Precious Metal Products Division's results are set out on pages 18 and 19.

Fine Chemicals & Catalysts Division achieved mid single digit growth in operating profit, in line with volume growth in its underlying markets, with profits 5% higher than last year (6% at constant exchange rates) at £67.1 million. The division's results are set out in more detail on pages 20 and 21.

Exchange Rates

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. Around a quarter of the group's profits are made in North America, mainly in the USA. The average rate for the US dollar was $2.007/£ compared with $1.896/£ for 2006/07. Each one cent change in the average rate for the dollar has just under a £0.4 million effect on operating profit in a full year. The fall of 11 cents in the average exchange rate for the dollar in 2007/08 reduced reported group operating profit by £4.1 million. The South African rand also weakened, from R13.4/£ to R14.3/£. However, the catalysts manufactured by our South African business are ultimately for export and the benefit of a weaker rand on margins more than offsets the translational effect.

Sterling weakened against a number of other currencies, particularly the euro, which partly offset the translation loss on the US dollar. Overall, excluding the rand, exchange translation reduced group profits by £2.6 million compared with 2006/07.

Interest

The group's net finance costs rose by £3.5 million to £30.3 million as a result of higher average borrowings, partly offset by the benefit of lower US dollar interest rates towards the end of the year. Average borrowings were higher than last year when net debt fell towards the end of the year following the sale of Ceramics Division. In 2007/08 net debt increased by £245.6 million with most of the rise occurring in February 2008 following the acquisition of Argillon Group. Interest rates for short term US dollar borrowing fell towards the end of the year as the US government tried to stimulate the US economy.

Profit before Tax

Profit before tax and amortisation of acquired intangibles rose by 16% to £265.4 million. After amortisation, profit before tax was also 16% up at £262.3 million. Included in profit before tax is a loss of £1.1 million in associates compared with a profit of £0.9 million last year. This relates to AGR Matthey, the Australian gold refining business in which the group has a 20% stake, which is taking a restructuring charge to reduce the cost base of its business.

Taxation

The group's tax charge for the year was £77.2 million, an increase of £12.5 million on 2006/07 reflecting the growth in profit before tax and a slightly higher overall average tax rate. The average tax rate for the continuing businesses was 29.4%, an increase of 0.8% on last year. The increase in the rate partly reflected higher taxable profits in countries where marginal tax rates are above the group average, such as Japan and the USA.

Tax paid was £71.5 million which was below tax payable and less than tax paid in 2006/07. The difference arises from timing of tax payments. We are expecting tax paid to rise again in 2008/09.

Earnings per Share

Underlying earnings per share were 9% up at 89.5 pence. The sale of the group's Ceramics Division in February 2007 and a slightly higher average tax rate have had the effect of slowing the growth in earnings per share in 2007/08 compared with growth in profit before tax. Total earnings per share were 88.5 pence, 9% below 2006/07 which included the profit on sale of Ceramics Division.

Dividend

The board is recommending to shareholders a final dividend of 26.0 pence, making a total dividend for the year of 36.6 pence, an increase of 9%, which is in line with the growth in underlying earnings per share. The dividend would be covered 2.45 times by underlying earnings per share.

Pensions

The surplus on the group's UK pension schemes increased by £19.6 million to £65.1 million on an IFRS basis at 31st March 2008. This increase was attributable to the rise in the discount rate from 5.4% to 6.5% which reflected market rates applying at 31st March 2008. Long term inflation expectations have also risen, from 3.1% p.a. to 3.5% p.a., giving an increase in "real" interest rates (i.e. inflation adjusted) from 2.3% to 3.0% which has resulted in a reduction in the actuarial valuation of the pension scheme's liabilities under IFRS.

Worldwide, including provisions for the group's post-retirement healthcare schemes, the group had a net surplus of £17.2 million on employee benefit obligations at 31st March 2008 compared with £0.9 million at 31st March 2007.

Return on Invested Capital

The group's return on invested capital (ROIC) increased by 0.9% to 18.5%, despite high capital expenditure to support future growth and the acquisition of Argillon in February 2008. On a post tax basis the group's return was 13.1% which is 5.1% above our estimated cost of capital of 8%.

Our long run group target for ROIC on a pre-tax basis is 20% and we made good progress in 2007/08 towards that goal. All our divisions were comfortably above our pre-tax cost of capital of 11.3%. Precious Metal Products Division was also ahead of the 20% target with a return of 54.3%. Environmental Technologies Division's and Fine Chemicals & Catalysts Division's ROICs were 15.2% and 13.9% respectively.

Return on Invested Capital

	Average invested capital[1] 2008 £ million	Return on invested capital[2] 2008 %
Environmental Technologies	970	15.2
Precious Metal Products	188	54.3
Fine Chemicals & Catalysts	483	13.9
Corporate / other	(34)	n/a
Total group	1,607	18.5

[1] Average of opening and closing segment assets less segment liabilities as shown in note 1 on the accounts on pages 62 and 63. For the group, the average of opening and closing equity plus net debt.

[2] Operating profit before amortisation of acquired intangibles divided by average invested capital.

Cash Flow

Johnson Matthey had a net cash outflow of £239.0 million in 2007/08. After taking into account the impact of exchange translation on foreign currency borrowings and debt acquired with subsidiaries the group's net debt increased by £245.6 million to £610.4 million.

The group spent £159.9 million on acquisitions and disposals in the year and a net £44.6 million on share buy-backs. Excluding these items the group had a free cash outflow of £34.5 million.

This outflow was the result of major investments in the year on capital expenditure and working capital to support the growth of Environmental Technologies Division, particularly Emission Control Technologies. In addition, working capital grew as a result of the sharp rise in precious metal prices towards the end of the financial year which affected both inventories and receivables. In total, the cash outflow on working capital was £90.5 million, although the ratio of working capital to revenue fell once again.

Change in Net Debt

	2008 £ million	2007 £ million
Cash flow from operating activities	210.7	159.1
Net finance costs / dividends	(101.6)	(91.9)
Capex / asset sales	(143.6)	(121.5)
Free cash flow	(34.5)	(54.3)
Acquisitions / disposals	(159.9)	118.5
Shares bought	(44.6)	(50.4)
Net cash flow	(239.0)	13.8
Debt (acquired) / disposed with subsidiaries	(3.6)	19.1
Exchange on net debt	(3.0)	14.3
Change in net debt	(245.6)	47.2

Capital expenditure for the year was £145.0 million which was 1.9 times depreciation (excluding amortisation of acquired intangibles). Most of the investment was focused on Environmental Technologies Division where capex was 2.4 times depreciation.

Capital Expenditure to Depreciation

	Year to 31st March 2008		
	Capital expenditure £ million	Depreciation* £ million	Capex / depreciation (times)
Environmental Technologies	105.8	44.5	2.4
Precious Metal Products	12.0	13.5	0.9
Fine Chemicals & Catalysts	25.0	17.3	1.4
Corporate	2.2	2.0	1.1
Total group	145.0	77.3	1.9

* Excludes amortisation of acquired intangibles.

Environmental Technologies spent £105.8 million in 2007/08 with major investments in new capacity. Emission Control Technologies completed three new factories in the year: in South Korea; the Russian Federation; and Royston, UK. Two new factories are now under construction in Macedonia and Pennsylvania, USA to manufacture diesel catalysts. Additional capacity is being installed in India, China and Japan. Process Technologies is investing in additional capacity in Clitheroe, UK to manufacture the latest generation of synthesis gas catalysts.

Fine Chemicals & Catalysts Division increased its capital expenditure in the year to 1.4 times depreciation with the investment above depreciation focused on Catalysts and Chemicals, where a new factory was completed in Shanghai, China, and on Research Chemicals for a new facility in Germany.

Capital Structure

Johnson Matthey has excellent growth prospects in its major markets. The board's policy is to maintain a strong balance sheet to ensure that the group always has sufficient resources to be able to invest in future growth. We have a long term target range for gearing (net debt / equity) of 50% to 60% although in any given year gearing may fall outside this range depending on future plans.

In February 2007 we sold Ceramics Division for £146.0 million. Gearing fell to 33.8% at the end of the 2006/07 financial year. In the first half of 2007/08 the group purchased 2.4 million shares into treasury for £39.1 million taking the total number of shares acquired over two years to 6 million at a total cost of £91.7 million (an average price of £15.28 a share). In 2007/08 a further £5.5 million was spent on purchasing shares for the group's employee share ownership trust (net of proceeds of option exercises). On 10th December we announced we had reached agreement to acquire Argillon Group for €214 million. That acquisition took us over the 50% gearing threshold and we suspended the share buy-back programme. With continued heavy investment in capital expenditure and working capital, net debt increased by £245.6 million to £610.4 million and gearing rose to 52.6% at 31st March 2008. Despite the increased investment, return on invested capital for the group improved.

In 2008/09 we plan to spend about 1.8 times depreciation on capital expenditure, with further increases in working capital likely to be needed to support sales growth. We are also planning to sell the Insulators and Alumina businesses acquired with Argillon and expect to reinvest the proceeds in further bolt-on acquisitions.

Borrowings

	31st March 2008		31st March 2007	
	£ million	%	£ million	%
Five to ten years	256.5	36	300.2	69
Two to five years	261.1	37	109.7	25
One to two years	72.9	10	0.6	–
Within one year	122.0	17	27.5	6
Gross borrowings (net of swaps)	712.5	100	438.0	100
Less: cash and deposits	102.1		73.2	
Net debt	610.4		364.8	

The increase in borrowings in 2007/08 was mainly funded out of the group's committed bank facilities. At 31st March 2007, following the receipt of the proceeds of sale of Ceramics Division, we had only drawn £15.4 million under these facilities. At 31st March 2008 drawings had risen to £230.7 million out of total committed facilities of £ 310.0 million. To increase our headroom we have recently agreed a further £100 million long term loan facility from the European Investment Bank which is provided to support the group's investment in research and development.





Platinum rings.

Catalysts research and development.

Catalysed diesel particulate filter manufacturing, Royston, UK.



Operations – Environmental Technologies Division

	Year to 31st March 2008 £ million	2007 £ million	% change	% at constant rates
Revenue	**2,290**	1,864	+23	+24
Sales excluding precious metals	**1,140**	896	+27	+29
Operating profit*	**147.3**	122.9	+20	+21

* Before amortisation of acquired intangibles

Description of the Business

Environmental Technologies Division is a global supplier of catalysts and related technologies for applications which benefit the environment such as pollution control, cleaner fuel, more efficient use of hydrocarbons and the hydrogen economy. The division consists of three global businesses:

Emission Control Technologies (ECT)
ECT comprises Johnson Matthey's global autocatalyst, heavy duty diesel and stationary source emissions control businesses. We are a world leading manufacturer of catalysts for vehicle exhaust emission control and a leader in catalyst systems for the reduction of volatile organic compound emissions from industrial processes. Manufacturing takes place in the UK, Germany, Belgium, Russia, USA, Mexico, Argentina, South Africa, Japan, Malaysia, India, China and South Korea. R&D facilities are in the USA, UK, Germany, Sweden, Japan, South Korea and Brazil.

Process Technologies
Process Technologies manufactures process catalysts for the syngas, methanol, ammonia, hydrogen, gas / coal to products, oil refineries and gas processing industries. Davy Process Technology develops chemical process technologies and licenses them to customers in the oil, gas and petrochemical industries. Our Tracerco business is an industrial leader in specialist technology for the diagnostics, measurement and analysis of process plant conditions across the hydrocarbon chain. Process Technologies is a global business with manufacturing sites in the UK, India and China, supported by several UK based technology centres and technical offices in key centres around the world.

Fuel Cells
Johnson Matthey is a world leader in catalysts and catalysed components for fuel cells.

Key Statistics

Return on sales excluding precious metals	**12.9%**
Return on invested capital (ROIC)	**15.2%**
Capital expenditure	**£105.8m**
Capex / depreciation	**2.4 times**
Average invested capital	**£970m**
Employees	**4,730**

Performance in 2007/08

Our new Environmental Technologies Division achieved strong growth in the year. Revenue rose by 23% to £2,290 million; sales excluding precious metals were 27% up at £1,140 million; and underlying operating profit (before amortisation of acquired intangibles) increased by 20% to £147.3 million. Translated at constant exchange rates, sales excluding precious metals increased by 29% and underlying operating profit was 21% higher.

Emission Control Technologies

Emission Control Technologies' sales excluding precious metals grew by 32% to £903 million. Sales of heavy duty diesel (HDD) catalysts to original equipment manufacturers (OEMs) accounted for £105 million of the increase rising from £54 million in 2006/07 to £159 million in 2007/08. Sales of light duty products were also well ahead with good growth in Asia and increasing fitment of particulate filters on new diesel cars in Europe. The acquisition of Argillon added £11.4 million to sales and £2.9 million to operating profit before amortisation of acquired intangibles in the last two months of the year. Profit growth was stronger in the second half of the year than the first with the division benefiting from improved efficiencies.

Return on sales (operating profit / sales excluding precious metals) for ECT in 2007/08 was lower than in 2006/07 reflecting the change in product mix with rapid growth in products using expensive filter substrates (which are a pass through cost for Johnson Matthey). The cost of substrates for these new products is now beginning to come down. Going forward, ECT's return on sales is expected to stabilise at current levels despite the continued growth in sales of new products.

Vehicle Emissions Legislation Timeline


Rest of World
China
Japan
Russia
European Union
USA
Brazil Euro III (HDD)
S. Korea Euro IV (HDD)
India Euro III (HDD)
Brazil Euro IV (HDD)
S. Korea K-ULEV
India Euro 3
Brazil L4
Brazil L5
Euro 3
Euro 4
Japan LTP (HDD)
Japan (HDD)
J-2000
J-LEV
New LTP
Euro IV (HDD)
Euro V (HDD)
Euro 2
Euro 3
Stage IIIB (non road)
Stage IV (non road)
Euro III (HDD)
Euro IV (HDD)
Euro V (HDD)
Euro VI (HDD)
Euro 1
Euro 2
Euro 3
Euro 4
Euro 5
Euro 6
Tier 1
Tier 2
Tier 4 (non road)
US04 (HDD)
US07 (HDD)
US2010 (HDD)
LEV I (CA)
N-LEV
LEV II (CA)
1990
1995
2000
2005
2010
2015

In Johnson Matthey's financial year to 31st March 2008 global light duty vehicle sales increased by 4.5% to 70.0 million. Production rose by 5.7% reflecting an overall increase in inventories. Around half of the growth in production came in Asia, which was 8.4% up on last year. Within Asia, sales grew by 20% in China and 12% in India. Other markets showing strong growth include South America, Eastern Europe and Russia. ECT is well represented in all these locations. Light duty vehicle sales in North America were 3.9% down in our financial year.

Estimated Light Vehicle Sales and Production

		Year to 31st March 2008 millions	2007 millions	change %
North America	Sales	**19.6**	20.4	-3.9%
	Production	**14.7**	15.0	-2.0%
Total Europe	Sales	**22.4**	21.4	+4.7%
	Production	**22.3**	21.2	+5.2%
Asia	Sales	**17.9**	16.4	+9.1%
	Production	**27.0**	24.9	+8.4%
Global	Sales	**70.0**	67.0	+4.5%
	Production	**70.4**	66.6	+5.7%

Source: Global Insight

We continue to see increasing demand from many of the leading car companies in Europe for diesel particulate filters (DPFs) to remove particulates from diesel exhaust emissions. Although legislation requiring such emission control devices does not come into full force in Europe until October 2010, most car manufacturers have started to fit these devices earlier. Nearly 8 million diesel cars were sold in Western Europe last year of which less than half were fitted with DPFs. Over the next two and a half years the DPF market is set to double as all new diesel cars will require fitment. In 2007/08 we constructed a new factory in Royston, UK to manufacture catalysed DPFs, doubling our existing capacity to meet the anticipated market growth.

During the year we also completed construction of a new autocatalyst manufacturing facility in the Russian Federation. This plant will produce catalysts to meet demand from both local and global car manufacturers following the introduction of emissions legislation requiring autocatalyst fitment in Russia in the spring of 2006.

Our business in Asia continues to perform very well. Over the next decade we expect that most of the growth in world car production will take place in the Asian region. In 2007/08 we achieved strong volume growth in China, India and Japan and our operation in Malaysia also continued to perform well. Our new plant in South Korea (our fifth in the Asian region) was opened in February 2008. This new plant will manufacture catalysts for both diesel and petrol powered vehicles and will carry out research and development activities to support the rapidly growing Korean motor industry. Further capacity expansions are planned for each of our factories in China, India and Japan.

Despite continued weakness in the domestic car market, our North American business achieved good growth in the year with the introduction of new diesel products. Most of the growth was for HDD products but light duty diesel catalyst sales for pick up trucks also increased significantly.

We expect the value of the global market for HDD catalysts to grow from an estimated US $700 million (excluding precious metals) by the end of 2008 to approximately US $3 billion by the end of 2014. New standards are scheduled to be introduced in Europe in October 2009 and North America and Japan in 2010 which will require the use of additional catalysts. Legislation is also planned in South Korea, China, India and Brazil. In 2011 legislation will start for non road vehicles in Europe and North America. To meet this rapid growth in demand, and further expansion in the light duty diesel market, Johnson Matthey is constructing new factories in Macedonia and Pennsylvania, USA which should be operational by the end of 2009.

The acquisition of Argillon in February 2008 adds valuable technology to ECT's existing emission control capabilities for controlling oxides of nitrogen (NOx). As well as products for the HDD truck market, Argillon manufactures catalysts for power plants, industrial applications and waste incineration plants. These products have application in coal fired power stations to reduce harmful NOx emissions. This could become a major market in a few years' time as coal is increasingly used to produce electricity and people around the world become more concerned about air

Estimated Global Methanol Capacity Additions / Deletions
2001-2010


Million
Metric Tonnes
Additions
Deletions
10
8
6
4
2
0
-2
-4
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010



Oman Methanol Company LLC Plant, Oman.

quality. The acquisition of Argillon also adds to ECT's existing business selling NOx control systems for large stationary engines and in marine applications.

Process Technologies

Process Technologies' sales excluding precious metals grew by 10%. The Ammonia, Methanol, Oil and Gas (AMOG) business was well ahead of last year with continued strong demand for catalysts and purification materials for industries where hydrogen or synthesis gas are key intermediates. Demand for methanol catalysts was strong and, with new capacity for methanol coming on stream or under construction, the outlook for future growth of catalyst sales continues to be encouraging. In China a significant number of projects are based on utilising the country's large coal reserves and thereby reducing its reliance on expensive imported oil.

The high price of oil is encouraging the use of more catalysts for hydrogen production in oil refineries and increased sales of purification materials to remove pollutants such as sulphur and mercury. Sales of ammonia catalysts were also buoyant in 2007/08 with growth stimulated by significantly increased demand for ammonia used in the production of fertiliser.

Davy Process Technology, which develops and licenses chemical process technologies, had another good year. Major licensing contracts included oxo alcohol projects in China and India, a methylamine and choline chloride project in Thailand and a methanol licence for a coal to methanol project in the USA.

Tracerco, Process Technologies' oil services business, also achieved good growth in the year, successfully integrating Quest TruTec which was acquired in April 2006. The high oil price continued to stimulate strong demand for Tracerco's specialist diagnostic services and equipment for oil production platforms and refineries.

A major expansion programme is underway at our UK factory in Clitheroe to manufacture the latest generation of catalysts for AMOG. We are also continuing to invest heavily in research and development on new products including novel catalysts and technologies for converting gas and coal into petrochemical intermediates and fuels.

Fuel Cells

The net expense of our Fuel Cells business continues to fall as demand for its products grows. In 2007/08 the net expense fell by £0.9 million to £6.4 million. The order book for its products is strong and reflects an increasing range of applications as customers start to commercialise niche fuel cell products. Sales of membrane electrode assemblies (MEAs) grew over a broad base to companies that are commercialising fuel cells using hydrogen, methanol and natural gas as fuels.

Fuel cells fuelled directly by methanol (DMFC) sustained the growth seen last year and the number of companies supplying this type of technology also grew. Applications include portable power supplies and battery rechargers that remove the dependence of batteries on mains charging. This is useful not only in areas remote from the grid but also in situations when the time taken to recharge a battery offline affects productivity.

During the year many automotive companies were publicly robust in their view that hydrogen powered fuel cell cars were the way forward and the California Authorities have confirmed that the timescale for zero emission vehicle introduction is unchanged. The combination of fuel cells with batteries that can be recharged from the mains is attractive to car companies and legislators alike.

In a significant development, the use of natural gas powered fuel cells to provide combined heat and power to commercial buildings has progressed well and we have seen growth in sales of both catalysts and MEA components to this sector this year. Interest in these products is supported by the increasing concern over carbon dioxide emissions from buildings and the sensitivity of developers and major companies to this issue.

Operations – Precious Metal Products Division

	Year to 31st March 2008 £ million	2007 £ million	% change	% at constant rates
Revenue	**4,688**	3,824	+23	+26
Sales excluding precious metals	**307**	290	+6	+7
Operating profit	**102.1**	85.3	+20	+21

Description of the Business

Precious Metal Products Division is organised into five businesses:

Platinum Marketing and Distribution
The business consists of our worldwide platinum marketing and distribution activities. Marketing is headquartered in Royston, UK with support facilities in Philadelphia, USA and Hong Kong. We are the world's leading distributor of platinum group metals (pgms) and the sole marketing agent for Anglo Platinum, the world's largest producer of platinum.

Noble Metals
Noble Metals produces a wide range of precious metal and other fabricated products for industrial and medical applications. Johnson Matthey is the market leader in pgm fabricated products for industrial applications. Manufacturing takes place in the UK and USA.

Pgm Refining and Recycling
Our Pgm Refining and Recycling business includes the recovery of pgms from spent catalysts and other secondary materials and refining primary pgms from global mining operations. We have facilities in the UK and USA.

Colour Technologies
Headquartered in the Netherlands, our Colour Technologies business manufactures black obscuration enamels and silver conductive materials for automotive glass. It also makes colours, enamels and decorative precious metal products for other glass applications such as bottles and architectural glass as well as for tableware and other ceramic applications. Manufacturing takes place in the Netherlands, USA and South Korea.

Gold and Silver
Gold and Silver comprises our gold and silver refining and bullion manufacturing operations. The business serves the world's mining industries and recycles secondary scrap material. Gold and silver refining operations are located in the USA and Canada.

Key Statistics

Return on sales excluding precious metals	**33.2%**
Return on invested capital (ROIC)	**54.3%**
Capital expenditure	**£12.0m**
Capex / depreciation	**0.9 times**
Average invested capital	**£188m**
Employees	**1,959**

Performance in 2007/08

Precious Metal Products Division's revenue increased by 23% to £4,688 million, boosted by higher prices for pgms. In sterling terms the average price of platinum rose by 20%. Sales excluding the value of precious metals were 6% up at £307 million with good growth in the division's manufacturing businesses. Operating profit grew by 20% to £102.1 million. Translated at constant exchange rates, sales excluding precious metals increased by 7% and operating profit grew by 21%.

Platinum Marketing and Distribution

The Platinum Marketing and Distribution business achieved strong profit growth in favourable market conditions. Global demand for platinum in volume terms rose by 9% in the calendar year 2007. Demand for platinum in autocatalysts also increased by 9%, with much of the growth generated in Asia. Heavy duty diesel emission control catalysts also contributed additional demand. Off-take from jewellery manufacturers was surprisingly resilient, only slightly down in the face of the rising price of platinum, which encouraged de-stocking and recycling of old jewellery.

The price of platinum was greatly influenced by supply side concerns in 2007/08. The first nine months of the financial year saw a steadily rising price supported by a series of production problems in South Africa. In January 2008, the price began to increase dramatically as power shortages threatened to severely curtail South African platinum production. Platinum peaked at an all time high of $2,276/oz in early March, averaging $1,474/oz for the year. Supplies of platinum declined in 2007/08


Supply of Platinum 2003-2007
Million oz
South Africa
Russia
Elsewhere
2003 2004 2005 2006 2007


Demand for Platinum 2003-2007
Million oz
Autocatalyst (net)
Jewellery
Industrial
Investment
2003 2004 2005 2006 2007


Supply of Palladium 2003-2007
Million oz
South Africa
Russia
Elsewhere
2003 2004 2005 2006 2007


Demand for Palladium 2003-2007
Million oz
Autocatalyst (net)
Jewellery
Electronics
Other
2003 2004 2005 2006 2007

due to these production problems in South Africa. The platinum market was therefore in significant supply / demand deficit, adding to the pressure on the price.

The palladium price also reached its peak in March 2008, touching $588/oz. Although South Africa is only the world's second largest palladium producer, the bullish platinum sentiment arising from production problems spilled over to its sister metal. The average price for the year was $381/oz.

Physical demand for palladium rose by 4% in 2007. Autocatalyst demand increased due to higher gasoline vehicle production outside Europe. However, demand from Chinese jewellery manufacturers fell after pipeline filling in previous years. Palladium supply was higher than in 2006 due to an increase in Russian sales, increasing the substantial surplus of supply over demand.

The price of rhodium rose sharply in 2007/08, touching a peak of $9,425/oz in March 2008. The average price increased significantly for a third successive year to reach $6,753/oz. Steady demand from the automotive and glass fabrication industries left little metal to be offered in the spot market. Supply showed a slight increase as South African producers sold more metal from refined rhodium stocks, but this was insufficient to eliminate a supply / demand deficit and relieve pressure on a market which was already illiquid.

After the dramatic rise last year, the price of ruthenium declined steadily in 2007/08 as demand from the electronics industry for hard disk memory storage was met by adequate supply and expanded recycling capacity.

Noble Metals

Johnson Matthey's Noble Metals business had a very good year. Our operations in the UK and USA both enjoyed good demand for high quality wires and fabricated products. Sales of catalyst gauzes for nitric acid production also grew. Sales to the medical industry from our three sites in California were slightly down as customers experienced lower demand. The market for catalysts used in the abatement of nitrous oxide, a powerful greenhouse gas produced as a by product in the manufacture of nitric acid, has continued to develop. Early sales have been made and we have developed a strong position in this market which should generate good revenue growth in the future.

Pgm Refining and Recycling

Our Pgm Refining and Recycling business had another good year assisted by higher pgm prices and increased intakes of secondary material, especially autocatalyst scrap. Due to process improvements and better utilisation of global refining capacities the business delivered further reductions in the amount of pgms held in the refining circuit. The business continues to work closely with key customers to develop processes and refining services that will support them in being successful in their markets.

Colour Technologies

Colour Technologies achieved further good growth in 2007/08. The business maintained its reputation for innovation by commercialising several new products during the year. These included some highly chemically resistant obscuration enamels for the automotive industry and a range of environmentally friendly decorative enamels and porcelain colours. New products for the fire retardant and photovoltaic markets also achieved initial sales and these are expected to continue to grow strongly in the near future.

Gold and Silver

On 4th May 2007 we sold our small Hong Kong gold refinery to Metalor Technologies. The group's remaining gold and silver refining operations are now located in Salt Lake City, USA and Brampton, Canada. These operations had a good year, benefiting from the high gold and silver prices which stimulated good flows of primary and secondary materials.

Operations – Fine Chemicals & Catalysts Division

	Year to 31st March 2008 £ million	2007 £ million	% change	% at constant rates
Revenue	**521**	463	+13	+15
Sales excluding precious metals	**303**	268	+13	+15
Operating profit	**67.1**	64.2	+5	+6

Description of the Business

Fine Chemicals & Catalysts Division is a global supplier of fine chemicals, catalysts and other speciality chemical products and services to a wide range of chemical and pharmaceutical industry customers and research institutes.

Catalysts and Chemicals
The Catalysts and Chemicals business manufactures precious and base metal catalysts, fine chemicals and electrochemical products. The business sells its products to customers in the speciality chemical, pharmaceutical, fine chemical and other markets. Manufacturing takes place in the UK, USA, Germany, India and China.

Macfarlan Smith
Macfarlan Smith manufactures active pharmaceutical ingredients (APIs) and intermediate products for the pharmaceutical industry. The business specialises in APIs for controlled drugs, particularly opiate products. Most of Macfarlan Smith's customers are generic pharmaceutical companies. The business is headquartered in Edinburgh, UK.

Pharmaceutical Materials and Services
The Pharmaceutical Materials and Services business manufactures APIs and provides services to the pharmaceutical industry. The business specialises in the manufacture of platinum based anticancer APIs and controlled drugs and provides a full range of commercial scale manufacturing services for APIs to both generic and branded pharmaceutical companies. The business has operations in the USA and Ireland.

Research Chemicals
The Research Chemicals business is a globally integrated catalogue based supplier of speciality inorganic and organic chemicals. It operates under the Alfa Aesar brand name and is based in the UK, USA, Germany, China and India.

Key Statistics

Return on sales excluding precious metals	**22.1%**
Return on invested capital (ROIC)	**13.9%**
Capital expenditure	**£25.0m**
Capex / depreciation	**1.4 times**
Average invested capital	**£483m**
Employees	**1,713**

Performance in 2007/08

Our new Fine Chemicals & Catalysts Division achieved good growth in the year. Revenue increased by 13% to £521 million, sales excluding precious metals rose by 13% to £303 million and operating profit grew by 5% to £67.1 million. Translated at constant exchange rates, sales excluding precious metals increased by 15% and operating profit grew by 6%.

Return on sales (operating profit / sales excluding precious metals) was below last year but still satisfactory at 22.1%. The division achieved good growth in sales of nickel containing catalysts, where the high price of nickel boosted sales value but reduced the overall percentage return on sales.

The integration of the new division has gone well with a number of initiatives to cross sell products and services as well as to capitalise on the common, key competencies that run across the division which should support future sales growth. The majority of the speciality chemicals markets into which the division sells continue to expand and most of the division's pharmaceutical industry customers are generic drug manufacturers who are also currently enjoying good sales growth.

Catalysts and Chemicals

The Catalysts and Chemicals business performed well in the year generating about 40% of the division's sales excluding precious metals. The business experienced strong growth in the Asian region, notably in China, and in heterogeneous catalyst





Johnson Matthey's new chemical and catalyst manufacturing facility in Shanghai, China.

sales in India, supporting the rapidly expanding pharmaceutical industry there. We completed an expansion of capacity in China for platinum chemicals and catalysts and we are investing in a number of other new facilities: in China for manufacturing sponge nickel catalysts for the local market; in India to provide improved service levels; and also in Germany for catalyst production.

Our facilities in Germany achieved good volume growth with increased sales of catalysts used in the manufacture of edible oils and chemical products. Our business developing chiral ligands, which are used in highly specialised catalysts for the pharmaceutical industry, also showed good growth from a low base and offers good prospects for the future.

Macfarlan Smith

Macfarlan Smith's sales of specialist opiates, particularly oxycodone, showed good growth, more than offsetting a decline in hydromorphone as a result of increased competition. The world market for opiate drugs, which are primarily used to treat pain, continues to grow. Use of these products increases as the world's population ages and health care improves in developing economies. In addition growth is supported by the introduction of new applications and new dosage forms, particularly for specialist opiates, which enable broader, more controlled use of these medications.

Pharmaceutical Materials and Services

In North America, the division's Pharmaceutical Materials and Services business achieved steady growth in revenue. Sales of platinum based anticancer APIs were slightly below last year but sales of opiate products showed good growth. Revenue from contract research also continued to increase.

There is an opportunity for additional growth from the launch of new products, including the agreed launch in April 2009 of Barr's generic version of ADDERALL XR®. We expect to see steady growth in sales of APIs for generic controlled drugs, particularly those used in the treatment of pain which is a growing market, and in speciality niches like prostaglandins. Prostaglandin APIs manufactured by the business have been used by customers in developing new generic products and several of these are in the process of review for regulatory approval.

Research Chemicals

Research Chemicals achieved good growth in the year with increased sales in North America, Europe and Asia. The business received a good contribution from its joint venture in China, which started operation last year, achieving rapid growth from a low base. With increasing demand for its products, the business is investing in the expansion of facilities in India and Europe.

Research Chemicals' main brand name is Alfa Aesar which sells through a globally recognised catalogue. In January 2008, Alfa Aesar launched the latest edition of the catalogue. The catalogue includes 30,000 chemicals, metals and other materials of which 3,000 were new compared with the last edition. These new products included many novel fine organics, fuel cell components, pure metals and catalyst / ligand kits. Under IFRS the costs of preparing the catalogue are expensed when the catalogue is issued to customers, although the catalogue itself will last two to three years. This has the consequence of reducing the business' reported margins in the year of launch and increasing them in the following years.





Electron probe microanalysis image showing the distribution of metals in an autocatalyst

SuperSTEM (scanning transmission electron microscopy) image showing the location of promoter atoms in Fischer Tropsch catalysts.

Materials preparation facilities at the Johnson Matthey Technology Centre.



Research & Development

Research and development is an integral part of Johnson Matthey's high technology businesses. One of the group's strategies is to differentiate ourselves by using our world class technology and we invest significantly in research and development to develop new products and manufacturing processes. In 2007/08 Johnson Matthey spent £73.0 million gross on R&D.

We have a group technology centre located at Sonning Common in the UK which is focused on longer term research and has a worldwide reputation for excellence in catalysis and precious metals technology. In addition we have important research centres at Royston, Billingham and Stockton-on-Tees in the UK located close to some of our major businesses. Worldwide we have technical centres in many countries including the US, Japan, Sweden and the Netherlands.

Johnson Matthey Technology Centre

The Johnson Matthey Technology Centre (JMTC) is the group's central resource for longer term research and employs over 180 world class scientists. It supports the research and development of new products and technology across all of Johnson Matthey's businesses and has expertise in catalysis, precious metals, materials science and many other fields in which Johnson Matthey operates.

JMTC has state of the art facilities and resources for the development and testing of catalysts as well as one of the most advanced analytical science groups in the world, equipped with the latest tools for materials characterisation.

Collaboration is important and JMTC works closely with the group's global network of business specific technology centres and development groups. It also participates in external collaborative research and development programmes worldwide.

Many projects at JMTC are sponsored by the operating divisions to meet their longer term objectives alongside which run a number of core science projects to address the fundamental science that lies at the heart of many of our businesses. Our core science projects also address sustainability issues such as energy efficiency, waste reduction, resource thrifting and low carbon technology. These projects focus on improving the sustainability performance of our own operations and on developing the next generation of sustainable products and technologies for our customers. Knowledge gained in the core science programmes is used to accelerate and improve product development across the group, reducing time to market and improving our ability to design products to meet customers' needs.

Materials characterisation is a key component of all our R&D programmes. We have state of the art facilities and unique expertise in house as well as access to some of the world's most advanced equipment. These techniques provide us with an insight into the structure of materials at an atomic level which gives us the ability to relate the chemical structure of our products to their performance. This provides knowledge and information which is vital to the design and optimisation of new and enhanced products for our customers.

Three examples of how this approach is being used to deliver advanced new catalysts for the Environmental Technologies Division are outlined below.

Fischer Tropsch Chemistry at the Nano Scale

Fischer Tropsch (FT) catalysis is a key step in gas to liquids (GTL) processes and will be a key enabler in the conversion of coal and biomass to liquid fuels. Although FT catalysis was discovered nearly one hundred years ago, 21st century applications will require the design of catalysts with specific functionalities. Johnson Matthey has pioneered the use of advanced characterisation techniques to examine the structure of FT catalysts from micron scale catalyst particles right through to individual atoms at the nano scale.

Using our in house expertise and working in collaboration with world leading academic groups, Johnson Matthey has been able to fully characterise FT catalysts at the nano scale. This detailed understanding is enabling us to assist customers in the design of advanced FT catalyst systems with specific functionalities, tailored to their individual requirements.

Fuel Cell Catalyst Design

In fuel cell catalysts, the specific arrangement of surface and bulk atoms holds the key to optimising catalytic activity and selectivity. Determining the detailed structure of catalyst particles is therefore fundamental to developing the optimum fuel cell catalyst. Johnson Matthey has been working in collaboration with a number of academic partners to study the arrangement of atoms within individual fuel cell catalyst particles. Advanced techniques such as solid state nuclear magnetic resonance and x-ray absorption spectroscopy have been used to provide vital information about the arrangement of atoms and their nearest neighbours. In addition a specially designed fuel cell allows us to characterise catalysts in situ under realistic operating conditions. Scientific knowledge gained from these advanced techniques will enable Johnson Matthey to design and manufacture optimum fuel cell catalysts of the future.

Advanced Characterisation of Autocatalysts

Johnson Matthey's Emission Control Technologies business manufactures platinum group metal (pgm) containing catalyst systems to remove harmful pollutants from automotive exhausts. Catalysts must perform to meet legislated limits for exhaust emissions but must also have the durability and longevity to operate effectively under the harsh operating conditions of a vehicle.

Understanding how and why these catalysts deactivate over time is key to the manufacture of the next generation of highly active, highly durable products. Deactivation of the catalyst is usually due to a reduction in surface area of the active metal species caused by particle size enlargement. At JMTC we are using our characterisation expertise to examine the sizes of pgm nanoparticles in autocatalysts and the routes by which they intermix over time.

In our laboratories we subject catalysts to accelerated ageing and use a range of advanced techniques to characterise the aged materials. The data obtained enables us to examine and understand how metal particles aggregate over time. This in turn can be related to catalyst performance. Further developing our understanding of the relationship between metal particle aggregation and catalyst ageing enables us to design more effective products for our customers.

Risks and Uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the group's long term performance.

Technological Change and Patents

Much of the group's business is focused on selling products which are technologically advanced or employ technologically advanced processes in their manufacture. In most cases these products are subject to continuous improvement as new technology is developed. The group is exposed to the risk that if it does not keep up with changes in the market place its products will no longer be competitive. This is both a threat and an opportunity since Johnson Matthey can gain business as well as lose it. The group's strategy to meet this risk is to invest significantly in research and development to maintain or achieve leadership positions in those markets which offer sufficient added value to justify the long term investment required.

The group's results are also impacted by the status of patents. These include patents which the group itself registers and maintains, as well as the risks arising from new third party patents and the benefits that arise from the expiry of third party patents. All the group's divisions have significant registered intellectual property. The pharmaceutical materials businesses supply active pharmaceutical ingredients to generic manufacturers and can benefit when third party patents expire. If actual patent lives differ from the expectations of the relevant group business, such as by being extended or successfully challenged, this can affect the group's results. The group has established policies both to monitor its existing patent portfolio and those of third parties, taking appropriate action as necessary in respect of infringement.

Legislation

Much of the stimulus for the development and growth of Johnson Matthey's products arises from new legislation governing the environmental or health impact of its customers' products in different jurisdictions worldwide. This is most significant for Emission Control Technologies where historic and future growth depends on global tightening of emissions limits for on road and non road vehicles. Legislation is also relevant for some of the group's other businesses. Process Technologies and Fine Chemicals & Catalysts manufacture products to remove contaminants or to produce particularly pure chemicals. Colour Technologies is supported by legislation phasing out lead, cadmium and other heavy metals from glass and ceramic glazes. The development of the fuel cells industry is also impacted by clean air regulations and the drive towards zero emissions within both local and national legislation.

Whilst the group has benefited considerably from the development of such legislation its growth could be adversely affected if the pace of legislative change slowed significantly. Johnson Matthey monitors the development of legislation globally and coordinates its development work to ensure it can achieve greatest advantage from each new requirement. Regular reviews are undertaken at the business and group level to monitor growth and to investigate other areas of potential if legislation slows.

Global, Political and Economic Conditions

Johnson Matthey operates in over 30 countries around the world including several within Africa, Asia and Latin America. While benefiting from the opportunities and growth in these regions the group is exposed to the economic, political and business risks associated with such international operations. The group encounters different legal and regulatory requirements including those for taxation, environmental, operational and competitive matters. It is exposed to the effect of political risk which can include sudden changes in regulations, expropriation of assets, imposition of trade barriers and wage controls, limits on the export of currency and volatility of prices, taxes and currencies. The group is exposed to possible natural catastrophe risk, for example through major earthquake or flood, and possible terrorist action. Management monitor such risks, maintaining adequate insurance cover and amending business procedures as appropriate to mitigate any exposure while remaining in compliance with local and group requirements.

Environmental Liabilities

The environmental laws of various jurisdictions impose actual and potential obligations on the group to remediate contaminated sites, both those currently owned and, also in some cases, those which have been sold. Johnson Matthey's environmental policies are set out on the company's website at www.matthey.com. The group incurs costs annually in meeting these obligations and also maintains provisions for potential liabilities. If existing provisions are inadequate to cover any liabilities or the associated costs arising from environmental obligations this could materially impact the group's results.

Commercial Relationships

Johnson Matthey benefits from close commercial relationships with a number of key customers and suppliers. The loss of any of these key customers or suppliers, or a significant worsening in commercial terms could have a material impact on the group's results.

Johnson Matthey devotes significant resources to supporting these relationships to ensure they continue to operate satisfactorily. From time to time the group undertakes surveys of customer satisfaction which are reviewed by the board. Some of the relationships are supported by long term contracts, notably the group's relationship with Anglo Platinum.



Heavy duty diesel catalyst manufacturing in the USA.



Platinum grain.

Foreign Exchange

Johnson Matthey operates globally with the majority of the group's operating profit earned outside the UK. It has significant investments outside the UK with the single largest investment being in the USA. As such the group is exposed to movements in exchange rates between sterling and other world currencies, particularly the US dollar, which could adversely or positively impact results. The group's policies for managing its foreign currency exposures are set out in more detail on pages 27 and 90.

Precious Metal Prices and Controls

A large proportion of the group's activities involve managing precious metals which have inherent risks associated with them in addition to bringing valuable business opportunities.

While the group could be vulnerable to a global disruption in the supply of platinum group metals, it has access to world markets for these metals and is not dependent on any one source for obtaining supplies for operations.

Precious metals have high prices which can fluctuate significantly and this can have a material impact on Johnson Matthey's results. The group's policies for managing this risk are set out in more detail on page 27. The high value of precious metals means that any process losses could be material and there remains the possibility of theft or fraud. Johnson Matthey has extensive experience in operating with precious metals and employs strict security, assay and other process controls and reviews to minimise any exposure. Policies are reviewed regularly by the Chief Executive's Committee and reported to the Audit Committee.

Pensions

The group's defined benefit pension funds are well funded with a net surplus at 31st March 2008 of £46.1 million. However, this position is exposed to the risk of changes in interest rates and the market values of investments as well as inflation and increasing longevity of the members. The assumptions used in calculating the funding position of the pension funds are shown in detail on pages 71 and 72. These risks are mitigated by paying appropriate contributions into the funds and through an investment asset allocation policy which has a high level of probability of avoiding a material deficit based on the results of an asset / liability matching study.

Customer Market Dynamics

The group sells products to manufacturers who in turn use these products to serve a diverse range of end markets. The group's performance is therefore impacted by the dynamics of its customers' end markets and their performance within these markets. A significant loss of market share at or by a major automotive customer could negatively impact the group's results. The group also has exposure to the wider automotive sector as a whole which is served by a number of the group's divisions. While global car production levels have some effect on the sales of Johnson Matthey's products, other factors such as tightening emissions legislation and the increasing technical demands from catalysts play a more significant role.

Risks are mitigated by monitoring both industry developments and market share at customers to prevent the group from becoming unduly dependent on any single customer.



New autocatalyst manufacturing facility in Krasnoyarsk, Russian Federation



Process catalysts.

Competitor Risk

The group operates in highly competitive markets. Significant product innovations, technical advances or the intensification of price competition could all adversely affect the group's results. Johnson Matthey invests significant resources in research and development in order to ensure the introduction of both new products and improved production processes to allow the group to be at the forefront of its chosen markets. The group also continually works to streamline its cost base to ensure it remains competitive.

Litigation and Investigations

The group is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. Failure to comply properly with these laws, regulations and standards could significantly damage the reputation and performance of Johnson Matthey.

Regular internal reviews are undertaken to assess compliance with local and group policies, and provisions are made to rectify or compensate for any breaches. In the ordinary course of business, Johnson Matthey is subject to inspections and monitoring by certain regulatory or enforcement bodies and by the quality departments of some of its major customers. If existing provisions are inadequate to cover any liabilities arising from such investigations this could materially impact the group's results.

Energy and Raw Materials

The group's products contain a broad array of raw materials and its operations require significant levels of energy, notably electricity and natural gas. Any increases or volatility in prices and any significant decrease in the availability of energy or raw materials could affect the group's results. Johnson Matthey coordinates its global purchasing activities to obtain the best possible prices and uses hedging and other contractual means where appropriate to minimise this risk and to benefit where possible. The high price of oil also benefits the group by stimulating demand for new catalysts and technologies supplied by Process Technologies.

Credit Risk

The group derives a significant proportion of its revenue from sales to major customers, particularly in Emission Control Technologies. Sales to individual customers are frequently high if the value of precious metals is included in the price. The failure of any such company to honour its debts could materially impact the group's results.

Johnson Matthey derives significant benefit from trading with its large customers and manages the risk at many levels. Each business and division has a credit committee that regularly monitors its exposure. The Audit Committee receives a report every six months that details all significant credit limits, amounts due and amounts overdue within the group and the relevant actions being taken. As at 31st March 2008, no single outstanding balance exceeded 2% of the group's market capitalisation. Further details of the group's credit control procedures are set out on page 89.

Platinum and Palladium Prices



Platinum
Palladium
US$/oz
2,500
2,000
1,500
1,000
500
0
March 2006
March 2007
March 2008

Rhodium Price



Rhodium
US$/oz
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
March 2006
March 2007
March 2008

Treasury Policies

Financial Risk Management and Treasury Policies

The group uses financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with its underlying business activities and the financing of those activities. The group does not undertake any trading activity in financial instruments. Our treasury department is run as a service centre rather than a profit centre.

Interest Rate Risk

At 31st March 2008 the group had net borrowings of £610.4 million. Some 30% of this debt was at fixed rates with an average interest rate of 5.20%. The remaining 70% of the group's net borrowings was funded on a floating rate basis. A 1% change in all interest rates would have a 1.6% impact on profit before tax and amortisation of acquired intangibles. This is within the range the board regards as acceptable.

Liquidity

The group's policy on funding capacity is to ensure that we always have sufficient long term funding and committed bank facilities in place to meet foreseeable peak borrowing requirements. At 31st March 2008, the group had borrowings under committed bank facilities of £230.7 million. Total committed bank facilities amounted to £310.0 million of which £79.3 million was undrawn at 31st March 2008. To increase our headroom we have recently agreed a further £100 million long term loan facility from the European Investment Bank. The group also has a number of uncommitted facilities, including metal leases, and overdraft lines at its disposal.

The "credit crunch" and continued turbulence in the financial markets so far has had little direct impact on Johnson Matthey. We do not invest in risky financial instruments or financial derivatives and the group's strong balance sheet and financial performance mean that all the normal credit markets are still open to us.

Foreign Currency Risk

Johnson Matthey's operations are located in over 30 countries, providing global coverage. The majority of its profits are earned outside the UK. In order to protect the group's sterling balance sheet and reduce cash flow risk the group has financed most of its investment in the USA, Europe, Japan and China by borrowing US dollars, euros, yen and renminbi respectively. Although an element of this funding is obtained by directly borrowing the relevant currency, a large part is achieved through currency swaps which can be more efficient and reduce costs and credit exposure. The group uses forward exchange contracts to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. Currency options are occasionally used to hedge foreign exchange exposures, usually when the forecast receipt or payment amounts are uncertain. Details of the contracts outstanding on 31st March 2008 are shown on pages 86 and 87.

Precious Metal Prices

Fluctuations in precious metal prices can have a significant impact on Johnson Matthey's financial results. Our policy for all manufacturing businesses is to limit this exposure by hedging against future price changes where such hedging can be done at acceptable cost. The group does not take material exposures on metal trading.

All the group's stocks of gold and silver are fully hedged by leasing or forward sales. Currently the majority of the group's platinum stocks are unhedged because of the lack of liquidity in the platinum market.




ZERO



School children learn about catalyst manufacturing during a visit to Johnson Matthey's Billingham, UK facility

A zero emission hydrogen powered fuel cell bus

Emission control catalyst manufacturing at Johnson Matthey's new facility in South Korea

Sustainability

For a number of years, Johnson Matthey has adopted the principles of corporate social responsibility (CSR), embedded these into its risk management processes and reported on its performance in this important area. In 2006/07 the Chief Executive launched an initiative to broaden the company's definition of these principles to ensure a more sustainable business for the future.

Sustainability is fundamentally about the best long term way to run a business. There is growing concern globally, including among our employees, our customers, our communities and others with whom we work closely, about the way countries, companies and people are using the world's resources. This is affecting people now in many ways and our decisions and actions today will affect future generations for a long time to come.

Work continued throughout 2007/08 and we have made considerable progress in a number of areas. In the early part of the year we considered the implications for sustainability through discussions at the company's management conference and a series of high level seminars across the group which sought to reach a consensus on how best to manage this emerging topic. The conclusions stemming from this work were reviewed and adopted by the Chief Executive's Committee (CEC) and gained the full support of the board.

One of the key conclusions is that sustainability should be fully embedded into our routine management processes and the CEC has agreed that this will apply from the 2008/09 budget year. It was also concluded that if we are to make solid progress we need to further refine our measures of performance, set more challenging targets and measure our achievement against these targets.

In December 2007, the Chief Executive launched Johnson Matthey's Sustainability 2017 Vision to all employees which sets out the group's aspirations for the next ten years. The full statement is available on the company's website at www.matthey.com and is presented in summary below:

- We are committed to the principles of sustainable development and strive for outstanding resource efficiency and carbon neutrality.
- We aim to further develop and enhance sustainability as a core competence and key driver of competitiveness for our business.
- We seek to encourage suppliers and customers to adopt the values of sustainability which we uphold.
- We will apply our expertise to the development of a new generation of sustainable products and services.
- We aim to more than double our earnings per share whilst achieving zero waste to landfill and halving key resources that we consume per unit output by 2017, our 200th anniversary.

The Sustainability 2017 Vision encompasses the commitments, aims and targets which will drive the business forward into its third century of operation. For Johnson Matthey, there are two key thrusts to the vision. The first is about being more efficient with the resources we use as a business and the second is about designing new products that help our customers to be more sustainable and competitive. Some of the ways in which we are working towards achieving the vision are presented in summary in this report.

Sustainability is a challenging area for business but also a very exciting one for Johnson Matthey. It presents an opportunity to improve the efficiency of our offices, internal operations and processes whilst also developing current and future products and services to meet the sustainability needs of our customers. There is a burgeoning market, in which we already participate, for products which benefit the environment. There is also a nascent market for a new generation of products which enable the more efficient use of materials and other resources. This represents a key opportunity for us. Our active participation in this emerging area also helps us to identify and manage the risks of sustainability.

Since the launch of the vision we have begun the process of embedding sustainability into every aspect of our business. From 2008/09 all businesses will be required to include their plans for sustainability as an integral part of the annual financial budgeting process. These plans were presented and discussed with management then agreed by the CEC at the budget discussions in February 2008.

We have also begun an extensive training programme for employees designed to help them put the Sustainability 2017 Vision into practice in their day-to-day work. The first session was held in March and workshops will continue in 2008/09.

During the next year, businesses will be working towards their plans and setting appropriate targets. We expect this process to evolve over a number of years and will be working very hard to refine our measures of performance so as to monitor our progress against the business level targets and group targets in the vision. Further work is aimed at developing the tools of sustainability including those necessary to better estimate the carbon intensity of our products and their complete life cycle.

We will continue to report on our plans, targets and performance in this area. As in previous years we will publish a separate more detailed report on-line during July 2008. This year's report will be our first Sustainability Report and will provide more detail on our vision for 2017, what sustainability means for us and how we will deliver this for our customers and society through better products and fewer impacts.

Managing Improvement and Compliance

Johnson Matthey embraces a culture of continuous improvement in all aspects of sustainability. Continuous improvement is driven through corporate policies, a comprehensive management system and the commitment of our employees. Johnson Matthey has three key policy areas which provide the framework for the management of environmental, social and governance matters: Environment, Health and Safety (EHS); Employment; and Business Integrity and Ethics.

Our ethical, social and environmental policies are well established and over the last year further initiatives have been undertaken to improve our operational performance in these areas. Details of these policies, initiatives and our progress can be found in Johnson Matthey's Sustainability Report and are presented here in summary. The full report can be found on the company's website at www.matthey.com.

As outlined in the Corporate Governance section (page 42) the board has embedded environmental, social and governance matters into its risk management processes and formally reviews the area once a year. These matters are monitored by the CSR Compliance Committee which is a sub committee of the CEC. A description of the committee can be found on page 42.

Total Acid Gas Emissions

Tonnes SO_2 equivalent


500
400
300
200
100
0
2003
2004
2005
2006
2007

	Tonnes SO_2 equivalent	Tonnes / £ million sales excluding precious metals
2003	426	0.4124
2004	489	0.4837
2005	480	0.4376
2006	450	0.3362
2007	416	0.2417

Total Global Warming Potential

Tonnes CO_2 equivalent ('000)


350
280
210
140
70
0
2003
2004
2005
2006
2007

	Tonnes CO_2 equivalent ('000)	Tonnes / £ million sales excluding precious metals
2003	273	264.3
2004	310	306.6
2005	333	303.6
2006	326	243.6
2007	318	184.8

Stakeholder Engagement

Johnson Matthey undertakes a wide range of engagement activities focused on communication with individuals and organisations who are impacted by its operations or who may impact on its business, both at corporate and divisional level. These include shareholders, fund managers, employees, customers, communities and national and international trade associations. The company plays an active role within the Chemical Industries Association (CIA) with representation on the CIA Council and other strategy boards. Johnson Matthey has also continued to play a leading advisory role through its participation in a number of sector trade associations and national and local government organisations. The company is also actively involved more broadly with other international trade and government bodies to inform the development of policy in areas where Johnson Matthey's technology and products can play a pivotal role, for example in improving air quality and enabling the shift towards more sustainable consumption and production. Neil Carson, Chief Executive of Johnson Matthey, chairs the UK government's Business Taskforce on Sustainable Consumption and Production and is a prominent member of the Corporate Leaders Group which has provided valuable suggestions to UK government and the European Commission on climate change issues. A number of the company's senior management are involved in the UK government's sustainability and climate change initiatives.

In addition to our work with the UK government, last October Neil Carson was invited to give testimony on Business Opportunities in a Low Carbon Economy in the US House of Representatives' Select Committee on Energy Independence and Global Warming. This was very well received and resulted in a number of follow up questions from members of the committee.

Further details of Johnson Matthey's stakeholder engagement activities can be found in the Sustainability Report on the company's website at www.matthey.com.

Environment, Health and Safety

Environmental, Health and Safety Policy Statement

The Chief Executive's Committee formulates and agrees a written policy statement which forms the basis of the group EHS management system. The board approves this policy statement which is signed by the Chief Executive and is available at each site throughout the group, as well as being published externally. This policy is presented in full in the Sustainability Report and on the company's website at www.matthey.com.

Environmental, Health and Safety Management

Johnson Matthey is firmly committed to managing its activities throughout the group so as to provide the highest level of protection to the environment and to safeguard the health and safety of its employees, customers and the community. Our EHS policies provide the guiding principles that ensure high standards are achieved at all sites around the world and are used to promote continuous improvement based on careful risk assessment and a comprehensive EHS management system.

The group EHS management system is reviewed regularly to ensure that it reflects international best practice and our growing understanding of the practical application of sustainable development.

The corporate objectives, policies and group EHS management system define accountability and set the standards against which conformance audits are assessed. This system is available to all employees via the company intranet. All facilities have developed local policies to meet the requirements of these corporate policies.

EHS compliance audits are an integral part of Johnson Matthey's corporate EHS management system and are vital for the achievement of continuous improvement in all aspects of EHS. All Johnson Matthey operated manufacturing and research and development facilities are included in the audit programme. The audit frequency for each facility is determined by the scale, inherent risk and past performance of the operation.

Energy Consumption
GJ ('000)



4,000
3,000
2,000
1,000
0
2003
2005
2007

	GJ ('000)	GJ / £ million sales excluding precious metals
2003	3,050	2,953
2004	3,460	3,422
2005	3,820	3,483
2006	3,890	2,907
2007	3,787	2,200

Water Consumption
Thousands m³



0
2003
2004
2007

	Thousands m³	m³ / £ million sales excluding precious metals
2003	2,262	2,190
2004	2,007	1,985
2005	1,967	1,793
2006	1,909	1,426
2007	2,038	1,184

Audits review conformance with the group EHS management system and compliance with national legislation, as well as providing an opportunity to share best environmental, health and safety practices.

The Group Occupational Physician undertakes business health management reviews to provide consulting advice to guide the prioritisation and planning of programmes to optimise workplace health protection and promote workforce sustainability. The final year of the three year programme to implement a revised corporate health management strategy throughout the business was completed successfully. All business units now undertake annual health management continuous improvement planning as a formal exercise to structure appropriate programmes and services that meet changing business needs.

All audit reports (including health management reviews) are reviewed by the CSR Compliance Committee and appropriate follow up is taken on any outstanding issues. A total of 42 detailed compliance audits were completed in 2007/08.

Accidents and incidents are investigated to gain shared learning and drive continuous EHS improvement. We also monitor relevant events in our industry sectors to derive additional learning and assurance that we are working to the highest standards and best practices. Following the publication of the investigation reports on the incidents at BP's Texas City refinery and at the Buncefield oil storage facility, we reviewed these reports with a view to integrating any relevant learning into our existing EHS management systems. The review generated a number of actions that will be completed during the next financial year.

ISO 14001

Over the past year continued progress has been made with the implementation of ISO 14001, in line with our target of achieving registration at all major manufacturing sites by 2010. Three manufacturing sites, two in India and one in South Korea, achieved ISO 14001 registration during the last year.

Regulation

The REACH regulation which introduces the new EU chemical management framework is now in force and Johnson Matthey has been preparing for its implementation since the final shape of the legislation became clear several years ago. This included establishing a centrally coordinated REACH compliance programme covering all of our operating units and products within the scope of the regulation. Key objectives of the programme are to assure uninterrupted product flows to customers and ensure our high rate of product innovation is not affected. To avoid unnecessary testing and reduce the cost and technical burden of compliance, the company is collaborating with other industrial companies under the auspices of key trade associations. Considerable effort has been made to maintain dialogue and information flow throughout the supply chain so that product and process materials and their uses are well characterised. Individual Johnson Matthey business units will be progressing substance pre-registration and registration actions in line with REACH timelines from June 2008 onwards.

The company has also commenced its preparation for the anticipated widespread international rollout of the Globally Harmonised System for hazard classification of chemicals.

Training

Training is vital to ensuring continuous improvement in environmental, health and safety performance. A number of seminars on high priority health and safety topics were completed during the year across the group. A series of project management training courses have been completed in the US and Europe, in which facility managers and engineers were able to gain greater understanding and share best practice on how to improve the EHS aspects and impacts of significant development projects. This training will be extended to Asia during 2008/09.

Total Waste

Tonnes waste


80,000
60,000
40,000
20,000
0
2003
2004
2005
2006
2007

	Tonnes	Tonnes / £ million sales excluding precious metals
2003	61,284	59.33
2004	82,255	81.36
2005	96,638	88.10
2006	91,750	68.56
2007	98,764	57.39

Annual Accident Rate per 1,000 Employees


All accidents
> 3 Day accidents
25
20
15
10
5
0
March 04
March 05
March 06
March 07
March 08

Environmental, Health and Safety Performance

Johnson Matthey undertakes a comprehensive annual review of group environmental performance covering all manufacturing and research and development facilities. Where necessary, past environmental data has been restated to reflect changes in the business, for example divestments and site closure. The group sold its Ceramics Division on 28th February 2007 and, as such, the data presented in this Sustainability section excludes any contribution from Ceramics Division.

All of the manufacturing facilities across the group made progress against their individual environmental improvement targets during the year and our five year performance is shown in the tables on pages 30 to 32. The group's total energy consumption and total global warming potential reduced by 3% and 2% respectively during the year. Relative to sales excluding precious metals, both decreased by 24% compared to the previous year. Total emissions of acid gas (primarily oxides of nitrogen, NOx) reduced by 8% in absolute terms and by 28% relative to sales excluding precious metals. The total amount of waste generated during the year increased by 8% across the group although relative to sales excluding precious metals, waste generated decreased by 16%. During the year, water consumption for the group increased by 7% as a direct result of increased production by our Emission Control Technologies business. When calculated relative to sales excluding precious metals, water consumption reduced by 17% across the group.

There is a group reporting system to record and investigate occupational illness incidents arising as a result of exposure to workplace health hazards. An overall reduction of more than 25% has been achieved in the annual incidence of occupational illnesses since the reporting scheme was introduced in 2005.

Accidents are actively monitored and detailed statistics are compiled monthly at group level. In April 2006 the CEC set a new group target of zero greater than three day accidents.

Our safety performance has improved during the past year with the incidence of greater than three day accidents at Johnson Matthey calculated as 2.65 per 1,000 employees in March 2008, a reduction of 39% from 4.38 reported in March 2007. The total number of accidents that resulted in lost time was 68, an 11% reduction compared to the previous year (76, restated). During the same time period, the total accident rate reduced by 8% from 8.77 to 8.05 per 1,000 employees per year.

In 2007/08 the number of days lost per 1,000 employees per year was 68, a reduction of 12% compared with 2006/07. All accidents were thoroughly investigated to determine root causes and assign appropriate preventative and corrective actions.

On 27th July 2007 Avocado Research Chemicals Limited, a subsidiary of the company, was fined £600 and ordered to pay £100 costs after pleading guilty at the City of London Magistrates' Court to the unlawful exportation of a controlled chemical substance. Following the incident, the business has improved its automated ordering system and recruited a dangerous goods compliance specialist to prevent recurrence.

Environmental, Health and Safety Targets

Johnson Matthey continually monitors environmental, health and safety performance in order to identify those issues most pertinent to the business and to drive improvement.

Sustaining the continued reduction in the incidence of occupational illnesses, particularly those attributable to exposure to chemical hazards, remains the highest priority health protection issue for the business. Each business is now also addressing the development of health and wellness programmes to secure and enhance the longer term health, wellbeing and work ability of employees, as part of the people and communities element of the new corporate sustainability strategy.

All sites within the group will aim to continue to make progress against the target of zero greater than three day accidents. Leading and lagging indicators are now an integral component of site improvement plans in order to better monitor performance against these improvement conditions.

We will continue our process risk management review of Johnson Matthey facilities and analyse our results in conjunction with external experts to ensure that the policies, guidance and training that we develop are both robust and appropriate to those hazards within our business.

We will complete new environmental, health and safety guidance to support the existing policies within the group EHS management system. This guidance will be issued to all sites and appropriate training will follow.

Human Capital Management

Johnson Matthey's people are the group's most valuable resource. We are committed to recruiting high calibre employees and providing them with the information, training and working environment they need in order to perform at the highest standards. We encourage all our employees to develop to their maximum potential and we are committed to supporting them with effective human resources policies and practices that are strategically linked to the needs of our business and our customers.

Implementation of Johnson Matthey Human Resources Policies

Johnson Matthey's human resources policies are implemented through the corporate human resources standards which set requirements for operations throughout the group to follow. These standards, which are generally in advance of legal requirements, provide internal consistency and are supported either by detailed regional procedures and / or business unit procedures. All of these policies and procedures are subject to regular review to ensure that they continue to reflect both regional best practice and local legislation. Site specific human resources policies and procedures are communicated to staff at inductions and through staff handbooks. Human resources policies and risks are examined by the Chief Executive's Committee and the CSR Compliance Committee.

Key Employment Policies

Equal Opportunities

It is the policy of the group to recruit, train and develop employees who meet the requirements of the job, regardless of gender, ethnic origin, age, religion, sexual orientation or disability. The policy recognises that people with disabilities are often denied a fair chance at work because of misconceptions about their capabilities and seeks to enhance the opportunities available by attempting wherever possible to overcome obstacles, such as the need to modify equipment, restructure jobs or to improve access to premises, provided such action does not compromise health and safety standards. Equally, employees who become disabled are offered employment consistent with their capabilities. The business values the diversity of its people and employment applications are welcomed and encouraged from all sections of the community including minority groups.

Training and Development of People

The Management Development and Remuneration Committee of the board takes a special interest in ensuring compliance with the Training and Development of People Policy objectives to:

- Ensure highest standards in the recruitment of employees.
- Assess training needs in the light of job requirements.
- Ensure relevance of training and link with business goals.
- Employ and evaluate effective and efficient training methods.
- Promote from within, from high potential pools of talent.
- Understand employees' aspirations.
- Provide development opportunities to meet employees' potential and aspirations.

Johnson Matthey recognises the need to maintain its ability to recruit well qualified staff to support the development of the business in new and emerging markets. This challenge will be met through appropriate manpower planning, local recruitment and the encouragement of international mobility.

Cross divisional management development activities are coordinated worldwide to ensure longer term management succession and the retention of high potential employees. Included are programmes providing key skills, interactive learning and Johnson Matthey business awareness at career foundation, middle and senior manager levels. These are delivered at Johnson Matthey facilities throughout Europe, the USA and Asia to meet current and future management requirements worldwide and are being extended in number and variety to meet the growing needs of the business. Presentations from senior executives anchor these programmes to the company's progress and priorities and align attendees with our strategic intent.

A continuing high level of attendance by employees from Asia, particularly from our operations in Japan, China, Korea and India, reflects the increasing importance of this region. Attendance from acquired businesses is also encouraged as a well proven way of exposing individuals to the wider company culture and assisting rapid integration with the rest of the group.

Johnson Matthey has a steady requirement for high calibre graduate recruits to meet immediate technical and commercial job needs and for development to meet future management requirements. The combination of direct scientific contact with key university departments and a streamlined recruitment procedure ensures a reliable supply of high calibre applicants worldwide. A variety of career foundation training, including a new technology awareness programme, quickly engages new recruits in intellectual challenge and early responsibility.

Employee Relations and Communication

The quality of its employee relationships is a priority for Johnson Matthey. The company has a low voluntary staff turnover (7.6% in the calendar year 2007, see page 9) with many employees staying with the company for their whole careers.

Johnson Matthey recognises the importance of effective employee communications and particularly the value of face to face dialogue. Information and comment is exchanged with employees through the company's in house magazine, regular news bulletins, presentations to staff and team briefings. Employees are also encouraged to access the company's intranet and website.

Johnson Matthey continues to maintain good and constructive relations with all recognised trade unions which collectively represent 34% of all group employees worldwide. From 12th to 25th September 2007, production was affected at the company's emission control catalyst plant in Germiston, South Africa by a 14 day national strike in the components industry, led by NUMSA (National Union of Metalworkers of South Africa). Other than this event no working time was lost within the group due to employee action.

Total Employees by Region
Average headcount for calendar year 2007 (continuing businesses*)


Rest of World
681
Asia
765
Europe
4,048
North America
2,519

Total Employees by Division
Average headcount for calendar year 2007 (continuing businesses*)


Corporate
310
Fine Chemicals & Catalysts
1,675
Environmental Technologies
4,094
Precious Metal Products
1,934

* Employee data relates to the calendar year 2007 and excludes 658 employees transferred out of the group with the completion of the sale of the Ceramics Division on 28th February 2007

Gender by Region
As at 31st December 2007


% Male
% Female
100
80
60
40
20
0
Europe
North America
Asia
Rest of World
Group

The company supports employee share ownership and where practicable offers employees the opportunity to participate in share ownership plans which provide the facility to purchase company shares with a company funded matching component. Employees in six countries worldwide are able to contribute to a company share ownership plan or a 401k approved savings investment plan. Through these ownership plans Johnson Matthey current and former employees collectively held 1.55% of the company's shares at 31st March 2008.

Johnson Matthey also sponsors pension plans for employees of its operations throughout the world. These pension plans are a mixture of defined benefit or defined contribution pension arrangements, savings schemes and provident funds designed to provide appropriate retirement benefits based on local laws, custom and market practice.

Activities over the Last Year

There have been a number of key initiatives at Johnson Matthey sites during the past year with a strong emphasis on sustainability, employee recognition, people development and wellbeing. Improvements to employee communications and engagement have continued to focus on the use of site satisfaction and attitude surveys as a means of strengthening and enhancing the two way dialogue with employees. Based on the success of a pilot survey, during the year a decision was taken to run a global employee attitude survey within each of the group's operating divisions on a rotational basis. The first global business to run the survey will be Emission Control Technologies. It will be conducted during the summer of 2008 using a confidential and independent survey administrator and a combination of web hosted and paper survey questionnaires. The results of the survey will be published and it is hoped that its findings will help to identify issues for action and guide management to build the optimum working environment for employees.

Cross divisional movement of employees as part of their career development is encouraged and monitored as an important part of the annual management development and succession planning review process. The further development of the management skills inventory database provides the group with a powerful means of helping to identify and match suitably qualified internal candidates to promotional and development opportunities both cross divisionally and globally.

Continuing priority is given to manager and employee understanding of Johnson Matthey's policies and commitment to their implementation to maintain and enhance the reputation of the company. Appropriate compliance training for managers in their responsibilities for employees, commercial contracts and company assets has been maintained during the year through on-line learning programmes and seminars where appropriate.

The reduction in sickness absence rates across the business over the last three years has been sustained in the past year through continued focus on attendance management and rehabilitation support programmes. There has also been an increased investment in programmes to improve employee health and wellbeing and promote attendance and work performance.

Going forward, the commitment of Johnson Matthey's employees will be key in delivering our Sustainability 2017 Vision. During the year we have commenced a global programme of employee engagement activities and management seminars to enhance employees' understanding, promote local action and spread best practice across the group. This will continue in 2008/09 to support our employees in working towards achieving the vision.

Social and Ethical Matters

Business Integrity and Ethics

A reputation for integrity has been a cornerstone of Johnson Matthey's business since Percival Norton Johnson founded it in 1817. It gives customers the confidence that the company's products meet the standards claimed for them and that they may safely entrust their own precious metals to Johnson Matthey for processing and safe keeping. Employees at all levels are required to protect Johnson Matthey's reputation for integrity.

The company strives to maintain the highest standards of ethical conduct and corporate responsibility worldwide. All employees have a duty to follow the principles set out in Johnson Matthey's Business Integrity and Ethics Policy Statement which is presented here in summary and available in full on our website at www.matthey.com. It is the responsibility of directors and senior management to ensure that all employees who directly or indirectly report to them are fully aware of Johnson Matthey's policies and values in the conduct of the company's businesses. It is also the responsibility of directors and senior management to lead by example and to demonstrate the highest standards of integrity in carrying out their duties on behalf of the company. These issues are further safeguarded through corporate governance processes and monitoring by the board and sub-committees of the board.

Johnson Matthey facilities have established policies and procedures through which employees can raise employment related issues for meaningful consideration and resolution. In the US a confidential and secure website and telephone helpline was established in 2006 to give employees an additional means to raise any issue of personal concern. These confidential reporting arrangements have been extended to all Johnson Matthey employees worldwide during 2007.

Supply Chain

Management of the supply chain and contractor activities is a core component of the ISO 9000 and ISO 14000 series of standards. Supply chain and contractor management questionnaires are a requirement of achieving and maintaining registration and as such, ISO registered Johnson Matthey sites require the completion of appropriate questionnaires. For those sites without ISO registration, the group EHS management system provides policy and guidance on both supply chain management and contractor control.

Whilst we are confident of the human rights performance of our own operations we recognise that business practices in the supply chain are not always transparent and represent a risk that must be managed. We support the principles defined within the United Nations Universal Declaration of Human Rights and the International Labour Organisation Core Conventions including the conventions in relation to child labour, forced labour, non-discrimination, freedom of association and collective bargaining.

Community Engagement Activities

Johnson Matthey is actively involved in programmes worldwide that promote good community relations to foster a relationship of understanding, trust and credibility. Guidance on site requirements is detailed in the group EHS management system.

An annual review of community engagement activities across the group has been carried out and shows that 100% of Johnson Matthey operations with over 50 employees participate in activities within their local communities. These activities are wide ranging and include charitable giving, support for educational projects, the advancement of science and economic regeneration projects. Johnson Matthey employees also participate in activities or hold community related roles outside of the work environment. The company is supportive of this broader community engagement, allowing employees time off during working hours as appropriate. The review also demonstrates that a higher proportion of sites are setting objectives for their community engagement activities and planning specific activities in their community programmes.

Sustainability issues are also important to the communities in which Johnson Matthey operates. As such, businesses are encouraged to integrate community elements into their sustainability plans for the coming year. We will continue to offer further support to sites in developing and implementing meaningful community programmes and facilitate the sharing of best practice across the group. A review of site community engagement activities will be conducted once again and we will continue to focus on how best to measure and improve the impact of our community involvement.

Charitable Programmes

Johnson Matthey's long history of support for charitable causes is matched today through programmes at both a group and a business unit level. The causes supported are aligned to issues to which the Johnson Matthey business makes a contribution and issues on which employees are passionate.

In 2007/08, Johnson Matthey supported 36 charitable causes through its corporate annual donations programme. These included support for organisations working in the areas of arts and the environment, medical and health, science and education and social welfare. 50% of these corporate donations were in support of social welfare causes. A total of 78 additional charitable causes received one-off donations through the corporate programme during the year.

In the UK, Johnson Matthey continues to operate its annual charity of the year programme and employee views are considered when deciding on the charity. EveryChild was chosen as our charity of the year for 2007/08 and further details on the partnership are available in the Sustainability Report. Johnson Matthey sites around the world also lend support to many other charities locally and nationally through donations, employee time or loans of company facilities.

In the financial year to 31st March 2008 Johnson Matthey donated £415,000 to charitable organisations. This figure only includes donations made by Johnson Matthey and does not include payroll giving, donations made by staff or employee time. The company made no political donations in the year.

We will continue to support a wide range of charitable causes in 2008/09. In particular we are developing a specific programme of support focused on promoting the understanding and awareness of science among children and young people. Johnson Matthey believes that encouraging the next generation of scientists is very important to the sustainability of our industry and we will continue to contribute our resources and expertise.

Verification

The board, Audit Committee, Chief Executive's Committee and CSR Compliance Committee review sustainability issues as part of the company's risk management processes. The board believes that the internal measures taken to review the sustainability information provide a high level of confidence. However, for the first time, third party verification of our full Sustainability Report has been commissioned. The full Sustainability Report will be published on the company's website at www.matthey.com in July 2008.

BOARD OF DIRECTORS













1. Sir John Banham
2. N A P Carson
3. J N Sheldrick
4. A M Thomson
5. R J W Walvis
6. D W Morgan
7. I C Strachan
8. M J Roney
9. D C Thompson
10. P N Hawker
11. L C Pentz

Sir John Banham DL, MA, HonLLD
Chairman, age 67; joined Johnson Matthey as Chairman Designate in January 2006; appointed Chairman on 1st April 2006. Currently Chairman of Spacelabs Healthcare Inc. and the Senior Independent Director of Invesco Inc. and Cyclacel Pharmaceuticals Inc. He was previously a director at McKinsey & Company, the first Controller of the Audit Commission and is a former Director General of the Confederation of British Industry. Previously a director of National Power and National Westminster Bank, and Chairman of Tarmac plc, Kingfisher plc, Geest plc, Whitbread PLC and Cyclacel Plc.
M, N

N A P Carson BSc
Chief Executive, age 51; joined Johnson Matthey in 1980; appointed Division Director, Catalytic Systems in 1997 after having held senior management positions in the Precious Metals Division as well as Catalytic Systems in both the UK and the US. Appointed to the board as Managing Director, Catalysts & Chemicals in August 1999 and additionally assumed board level responsibility for Precious Metals Division in August 2002. Appointed Chief Executive in July 2004. Currently Chairman, Business Taskforce on Sustainable Consumption and Production.

J N Sheldrick MA, MSc, FCMA, FCT
Group Finance Director, age 58; joined Johnson Matthey as Executive Director, Finance in September 1990 and assumed current job title in September 1995. Previously Group Treasurer of The BOC Group plc and a non-executive director of API Group Plc. Currently a non-executive director of GKN plc.

A M Thomson MA, CA
Age 61; appointed a non-executive director in September 2002. Currently Chairman of Bodycote International Plc and a non-executive director of Alstom S.A. (France). Until his retirement in 2006 he was Finance Director of Smiths Group plc. Mr Thomson is also Junior Vice President and Chairman of the Technical Policy Board of the Institute of Chartered Accountants of Scotland.
A, M, N

R J W Walvis
Age 61; appointed a non-executive director in September 2002. Currently a non-executive director of British Energy Group plc, Associated British Ports Holdings Ltd, Balfour Beatty plc and Chairman of the Supervisory Board of Allianz Nederland Group NV. He was previously Chairman, Global Corporate Centre, Shell International Limited and prior to that held a series of senior management positions within the Royal Dutch Shell Group.
A, M, N

D W Morgan MA, ACA
Executive Director, Group Corporate Development, age 50; joined Johnson Matthey in 1988 as a Division Finance Director. Appointed an executive director in August 1999. Responsible for the group's corporate development activities and legal and secretarial affairs. In addition, assumed board level responsibility for the company's central research activities in August 2002. Currently a member of the International Advisory Board of Conduit Ventures Limited.

I C Strachan
Age 65; appointed a non-executive director in January 2002. Currently a non-executive director of Transocean Inc., Xstrata plc, Rolls Royce Group plc and Caithness Petroleum Limited. Previously Chairman of Instinet Group Inc., Chief Executive of BTR plc and Deputy Chief Executive of Rio Tinto plc. A, M, N

M J Roney
Age 53; appointed a non-executive director on 1st June 2007. Currently Chief Executive of Bunzl plc. Joined Bunzl plc as a non-executive director in 2003. Prior to joining Bunzl he was Chief Executive Officer of Goodyear Dunlop Tires Europe BV and had an extensive career with the Goodyear Tire and Rubber Co holding a number of senior management positions with responsibilities in Latin America, Asia, Eastern Europe, the Middle East and Africa. A, M, N

D C Thompson
Age 47; appointed a non-executive director on 1st September 2007. Currently Chief Executive of Drax Group plc. Joined the board of Drax Group plc as Chief Executive in 2005. Prior to joining Drax she was head of the European business of the global power generation firm, InterGen. First starting her career in banking she has had senior management roles in the UK, Asia and Africa. A, M, N

P N Hawker BSc, PhD, FRSC
Executive Director, Process Technologies and Fine Chemicals & Catalysts, age 55; joined Johnson Matthey in 1985 as Research & Development Manager and was subsequently Managing Director, Autocatalysts Europe and Division Director, Environmental Catalysts and Technologies. Appointed Executive Director, Environmental Catalysts and Technologies in August 2003. He was appointed Executive Director, Process Catalysts and Technologies in July 2004 and assumed additional responsibility for Pharmaceutical Materials Division in April 2006.

L C Pentz BS ChE, MBA
Executive Director, Emission Control Technologies, age 53; joined Johnson Matthey in 1984; appointed Division Director, Process Catalysts and Technologies in 2001 after having held a series of senior management positions within Catalysts Division in the US. Appointed Executive Director, Process Catalysts and Technologies in August 2003 and to his current position in July 2004.

Committees of the Board

- A Audit Committee
- M Management Development and Remuneration Committee
- N Nomination Committee

OTHER SENIOR MANAGEMENT

Environmental Technologies

S M Christley *Division Finance Director,* Emission Control Technologies
A M Myers *President,* Emission Control Technologies, North America
D W Prest *Technology and Business Development Director,* Emission Control Technologies
J F Walker *Managing Director,* Emission Control Technologies, Europe
J V Zubrickas *Managing Director,* Emission Control Technologies, Asia
N Whitley *Divisional Director,* Process Technologies
G L McGregor *Divisional Finance Director,* Process Technologies
P C Framp *Business Development Director,* Process Technologies
A C Hurst *Managing Director,* Tracerco and Vertec
D J Tomlinson *President,* Davy Process Technology
J C Frost *Director,* Fuel Cells

Precious Metal Products

W F Sandford *Division Director*
B M O'Connell *Division Finance Director*
M Bedford *Director,* Precious Metals Marketing
C C Howlett *General Manager,* Noble Metals, Europe
J D Malanga *General Manager,* Noble Metals, North America
A J McCullough *General Manager,* Gold, North America
J J W Murkens *Managing Director,* Colour Technologies
G P Otterman *Managing Director,* Pgm Refining and Recycling

Fine Chemicals & Catalysts

N P H Garner *Director, Finance and Planning,* Process Technologies and Fine Chemicals & Catalysts
M T Durney *President,* Catalysts and Chemicals
J B Fowler *President,* Pharmaceutical Materials and Services
R M Kilburn *Managing Director,* Macfarlan Smith
F K Sheffy *Director, Business Development,* Fine Chemicals & Catalysts
B C Singelais *President,* Global Research Chemicals

Corporate

G J Coates *Group Treasurer*
S Farrant *Group Legal Director and Company Secretary*
I D Godwin *Director, Investor Relations and Corporate Communications*
V E Gough *Group Reporting Controller*
T Hassan *Group Business Development Director*
B A Murrer *Director,* Technology Centre
S P Robinson *Director of Tax*
I F Stephenson *Director,* Group Systems, Environment, Health and Safety and Human Resources
M V Twigg *Chief Scientist*

DIRECTORS' REPORT

The directors submit to shareholders their one hundred and seventeenth Annual Report, together with the audited accounts of the group for the year ended 31st March 2008.

Principal Activities

A review of the group's principal activities and an indication of likely future developments for the company and its subsidiaries are set out on pages 5 to 21 and a description of the group's activities in research and development can be found on page 23, both of which are incorporated into this directors' report by reference.

Business Review

The company is required to set out in this report a fair review of the business of the group during the financial year ended 31st March 2008 and of the position of the group at the end of that financial year and a description of the principal risks and uncertainties facing the group, consistent with the size and complexity of the business (known as a 'Business Review'). The Business Review is set out on pages 6 to 35.

Dividends

The interim dividend of 10.6 pence per share (2007 9.9 pence) was paid in February 2008. The directors recommend a final dividend of 26.0 pence per share in respect of the year ended 31st March 2008 (2007 23.7 pence), making a total for the year of 36.6 pence per share (2007 33.6 pence), payable on 5th August 2008 to shareholders on the register at the close of business on 13th June 2008.

A Dividend Reinvestment Plan is in place which allows shareholders to purchase additional shares in the company with their dividend payment. Further information and a mandate can be obtained from the company's registrars, Equiniti, whose details are set out on page 109.

Share Capital

As at 31st March 2008, the company's authorised share capital was £291,550,000 divided into 291,550,000 ordinary shares of £1.00 each. The issued share capital of the company at 31st March 2008 was 214,675,736 ordinary shares of £1.00 each, excluding 5,997,877 shares held as treasury shares.

During the year 196,330 ordinary shares of £1.00 each were allotted pursuant to the exercise of executive share options.

At the 2007 annual general meeting (AGM), shareholders renewed the company's authority to make market purchases of up to 21,707,361 ordinary shares (representing 10% of the issued share capital of the company (excluding treasury shares) as at 31st May 2007).

During the year the company purchased 2,397,877 of its own ordinary shares of £1 each (representing 1.1% of the called-up share capital of the company as at 31st March 2008) for an aggregate consideration of £39.1 million. All such purchases were made on-market and all of the purchased shares are held by the company as treasury shares. Authority to purchase up to 19,309,484 shares remained in place at 31st March 2008. At the forthcoming AGM the board will again seek shareholders' approval to renew the annual authority for the company to make purchases of its own shares through the market.

Rights and Obligations Attaching to Shares

The holders of ordinary shares are entitled to receive dividends when declared, the company's report and accounts, to attend and speak at general meetings of the company, to appoint proxies and to exercise voting rights.

There are no restrictions on transfer or limitations on the holding of ordinary shares and no requirements to obtain prior approval to any transfers except where the company has exercised its right to suspend their voting rights, withhold a dividend or prohibit their transfer following the failure by the member or any other person appearing to be interested in the shares to provide the company with information requested under section 793 of the Companies Act 2006. The directors may, in certain circumstances, also refuse to register the transfer of a share in certificated form which is not fully paid up, where the instrument of transfer does not comply with the requirements of the Articles of Association, or if entitled to do so under the Uncertificated Securities Regulations 2001. No ordinary shares carry any special rights with regard to control of the company and there are no restrictions on voting rights except that a shareholder has no right to vote in respect of a share unless all sums due in respect of that share are fully paid. There are no known agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights and no known arrangements under which financial rights are held by a person other than the holder of the shares.

Shares acquired by employees through the Johnson Matthey employee share schemes rank equally with the other shares in issue and have no special rights.

Annual General Meeting

The notice of the 2008 AGM of the company to be held on Tuesday 22nd July 2008 at 11.00 am at The Institution of Engineering and Technology (The Lecture Theatre), 2 Savoy Place, London, WC2R 0BL is contained in the AGM circular accompanying this Annual Report, together with an explanation of the resolutions to be considered at the meeting.

Employee Share Schemes

At 31st March 2008 5,487 current and former employees, representing approximately 56.9% of employees worldwide, were shareholders in Johnson Matthey through the group's employee share schemes, which held 3,329,070 shares (1.55% of issued share capital, excluding treasury shares). A total of 791 current and former executives held options over 4,946,246 shares through the company's executive share option schemes.

Directors

The names and biographical details of the directors of the company are shown on pages 36 and 37. During the year, Mr M J Roney and Mrs D C Thompson were appointed as non-executive directors and Mr M B Dearden and Mr C D Mackay retired as non-executive directors. In accordance with the provisions for retirement by rotation in the company's Articles of Association, Mr D W Morgan, Mr A M Thomson and Mr R J W Walvis retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election. Mrs D C Thompson, who was appointed to the board as a non-executive director on 1st September 2007, offers herself for election.

Details of the constitution of the board and its committees are set out on pages 40 and 41.

DIRECTORS' REPORT

Appointment and Replacement of Directors

The Articles of Association provide that the number of directors is not subject to any maximum but must not be less than six, unless otherwise determined by the company by ordinary resolution. Directors may be appointed by an ordinary resolution of the members or by a resolution of the directors. A director appointed by the directors must retire at the next following AGM and is not taken into account in determining the directors who are to retire by rotation at the meeting.

At every AGM at least one third of directors must retire by rotation. The directors to retire by rotation must include any director who has not been subject to election or re-election at the time of the two preceding AGMs, and (if so required to constitute one third of directors) those directors who have been longest in office since their last appointment or re-appointment.

A director may be removed by an extraordinary resolution of the company. In addition, a director must automatically cease to be a director if (i) he ceases to be a director by virtue of any provision of the Companies Acts or he becomes prohibited by law from being a director, or (ii) he becomes bankrupt or makes any arrangement or composition with his creditors generally, or (iii) he is suffering from a mental disorder, or (iv) he resigns from his office by notice in writing to the company, or in the case of an executive director, his appointment is terminated or expires and the directors resolve that his office be vacated, or (v) he is absent for more than six consecutive months without permission of the directors from meetings of the directors and the directors resolve that his office be vacated or (vi) he is requested in writing, or by electronic form, by all the other directors to resign.

Powers of the Directors

The powers of the directors are determined by the company's Memorandum and Articles of Association, the Companies Act 1985 and Companies Act 2006 and any directions given by the company in general meeting. The directors have been authorised by the Articles of Association to issue and allot ordinary shares and to make market purchases of shares. These powers are referred to shareholders at the AGM for renewal. Any shares purchased may be cancelled or held as treasury shares.

Directors' Interests

Details of directors' remuneration, service contracts and interests in the shares of the company are set out in the Remuneration Report on pages 45 to 51.

Other than service contracts, no director had any interest in any material contract with any group company at any time during the year.

Major Shareholders

As at 30th May 2008, the following information had been disclosed to the company under Rule 5 of the Financial Services Authority's Disclosure and Transparency Rules in respect of holdings exceeding the 3% notification threshold:

	Total voting rights[1]	% of total voting rights[2]
Prudential plc	21,548,111	10.03
Aviva plc	13,749,083	6.41
BlackRock, Inc	10,984,350	5.11
Lloyds TSB Group plc	10,490,545	4.89
Legal & General Group Plc	8,879,144	4.13

[1] Includes direct and / or indirect voting rights.

[2] Total voting rights attaching to the issued ordinary share capital of the company (excluding treasury shares) at the date of disclosure.

Change of Control

The company and its subsidiaries are party to a number of commercial agreements that may allow the counterparties to alter or terminate the arrangements on a change of control of the company following a takeover bid. Other than the matters referred to below, these are not deemed by the company to be significant in terms of their potential effect on the group as a whole.

The group has a number of loan notes and borrowing facilities which may require prepayment of principal and payment of accrued interest and breakage costs if there is change in control of the company. The group has also entered into a series of financial instruments to hedge its currency, interest rate and commodity exposures which provide for termination or alteration if a change of control of the company materially weakens the creditworthiness of the group.

The company is party to a marketing agreement with a subsidiary of Anglo Platinum Limited, originally entered into in 1992, under which the company was appointed as sales and marketing agent for refined platinum group metals worldwide excluding the US and the company agreed to provide certain marketing services. The agreement contains provisions under which the counterparty may have the right to terminate the agreement on a change of control of the company.

The rules of the company's employee share schemes set out the consequences of a change of control of the company on participants' rights under the schemes. Generally such rights will vest and become exercisable on a change of control subject to the satisfaction of relevant performance conditions.

The executive directors' service contracts each contain a provision to the effect that if the contract is terminated by the company within one year after a change of control of the company, the company will pay to the director as liquidated damages an amount equivalent to one year's gross basic salary and other contractual benefits less the period of any notice given by the company to the director.

Disabled Persons

Details of the company's policy relating to the employment and training of disabled persons can be found on page 33.

Use of Financial Instruments

Information on the company's financial risk management and policies and its exposure to price risk, credit risk, liquidity risk and cash flow risk can be found on pages 87 to 91.

Employee Involvement

Information on the action taken by the company during the year relating to employee involvement can be found on pages 29 to 35.

Policy on Payment of Commercial Debts

The group's policy in relation to the payment of all suppliers (set out in its Group Control Manual, which is distributed to all group operations) is that payment should be made within the credit terms agreed with the supplier, subject to the supplier having performed its obligations under the relevant contract. At 31st March 2008, the company's aggregate level of 'creditor days' amounted to 5 days. Creditor days are calculated by dividing the aggregate of the amounts which were outstanding as trade payables at the end of the year by the aggregate of the amounts the company was invoiced by suppliers during the year and multiplying by 365 to express the ratio as a number of days.

Charitable Donations

During the year the group donated £415,000 (2007 £330,000) to charitable organisations worldwide, of which £264,000 (2007 £259,000) was in the UK.

DIRECTORS' REPORT

Charitable Donations (continued)

Further details of contributions made by the group worldwide are given on page 35 and in the Sustainability Report which can be found on the company's website at www.matthey.com.

Political Donations and Expenditure

It is the policy of the group not to make political donations. During the year to 31st March 2008, no donations were made to EU political organisations (2007 £ nil), no EU political expenditure was incurred (2007 £ nil) and no contributions to political parties outside the EU were made within the meaning of Part XA of the Companies Act 1985 or Part 14 of the Companies Act 2006 (2007 £ nil).

Directors' Indemnities

The company has granted indemnities in favour of directors under Deed Polls. These provisions were in force during the year ended 31st March 2008 and remain in force as at the date of this report. Copies of the Deed Polls and the company's Articles of Association are available for inspection during normal business hours at the company's registered office and will be available for inspection at the AGM.

Going Concern

The directors have a reasonable expectation that the group has sufficient resources to continue in operational existence for the foreseeable future and have, therefore, adopted the going concern basis in preparing the accounts.

Corporate Governance and Remuneration

The board's statement on corporate governance matters is given on pages 40 to 42 and its report on directors' remuneration is set out on pages 45 to 51.

Auditors and Disclosure of Information to Auditors

In accordance with section 489 of the Companies Act 2006, a resolution is to be proposed at the forthcoming AGM for the reappointment of KPMG Audit Plc as auditors of the company and to authorise the directors to determine their remuneration.

So far as each person serving as a director of the company at the date this report is approved is aware, there is no relevant information needed by the company's auditors in connection with preparing its report set out on page 53 (audit information) of which the company's auditors are unaware. Each director hereby confirms that he or she has taken all the steps that he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This report was approved by the Board of Directors on 3rd June 2008 [redacted]alf by:



Simon Farrant
Company Secretary

CORPORATE GOVERNANCE

Statement of Compliance with the Combined Code

The company has applied all of the principles set out in section 1 of the Combined Code on Corporate Governance (the Code) relating to the structure and composition of the board, the remuneration of the directors, relations with shareholders and procedures for financial reporting, internal control and audit. This statement describes how the principles of the Code have been applied.

The group was in compliance with the provisions of the Code throughout the year except that the board has taken the view that it is not necessarily practical, efficient or desired by shareholders for the Senior Independent Director to attend meetings with major shareholders in order to learn their issues and concerns unless such discussions are requested by shareholders. The methods by which major shareholders' views are communicated to the board as a whole are discussed under 'Relations with Shareholders' on pages 41 and 42.

Directors and the Board

The board is responsible to the company's shareholders for the group's system of corporate governance, its strategic objectives and the stewardship of the company's resources and is ultimately responsible for social, environmental and ethical matters. The board held seven meetings in the year and in addition met separately to review the group's long term strategy. The board delegates specific responsibilities to board committees, as described below. The board reviews the key activities of the business and receives papers and presentations to enable it to do so effectively. The Company Secretary is responsible to the board, and is available to individual directors, in respect of board procedures.

The board comprises the Chairman, the Chief Executive, four other executive directors and five independent non-executive directors. Mr N A P Carson is the Chief Executive. Sir John Banham is the Chairman. Sir John's other commitments are disclosed on page 36. The roles of Chairman and Chief Executive are separate. The Chairman leads the board, ensuring that each director, particularly each non-executive director, is able to make an effective contribution. He monitors, with assistance from the Company Secretary, the information distributed to the board to ensure that it is sufficient, accurate, timely and clear. The Chief Executive maintains day-to-day management responsibility for the company's operations, implementing group strategies and policies agreed by the board.

The role of non-executive directors is to enhance independence and objectivity of the board's deliberations and decisions. Mr M J Roney and Mrs D C Thompson joined the board as non-executive directors on 1st June 2007 and 1st September 2007 respectively. Mr C D Mackay and Mr M B Dearden both retired from the board on 31st March 2008. Mr C D Mackay was the Senior Independent Director until his retirement from the board. He has been succeeded in this role by Mr A M Thomson with effect from 1st April 2008. All non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. The executive directors have specific responsibilities, which are detailed on pages 36 and 37, and have direct responsibility for all operations and activities.

Directors and the Board (continued)

In accordance with the company's Articles of Association, all directors submit themselves for re-election at least once every three years. The board composition allows for changes to be made with minimum disruption.

The board has undertaken a formal evaluation of its performance and the performance of its committees and the individual directors. Questionnaires, prepared by the Chairman with the assistance of the Company Secretary, were completed by all directors. The questionnaires focused on the operation of the board and its committees and on individual directors' contributions. In addition, the Chairman and the Senior Independent Director held a series of one-to-one discussions with every director, which provided each director with the opportunity both to expand on their questionnaire responses and to raise any broader issues relating to the company's strategy and governance. A summary of the responses was prepared by the Company Secretary and discussed at a board meeting.

One area covered by the board evaluation related to the training needs of the executive and non-executive directors. Regular business presentations from senior managers at board meetings assist the non-executive directors in familiarising themselves with the group's businesses. The board also usually holds at least one board meeting per year at one of the group's operational sites and takes the opportunity to tour the site and discuss issues with local senior and middle management. Individual non-executive directors also undertake site visits. Such presentations, meetings and site visits help to give a balanced overview of the company. They enable the non-executive directors to build an understanding of the company's businesses, the markets in which the company operates and its main relationships and to build a link with the company's employees. This is important in helping the non-executive directors to continually develop and refresh their knowledge and skills to ensure that their contribution to the board remains informed and relevant.

Led by the Senior Independent Director, the non-executive directors met without the Chairman present to consider evaluation of the Chairman's performance.

Committees of the Board

The Chief Executive's Committee is responsible for the recommendation to the board of strategic and operating plans and on decisions reserved to the board where appropriate. It is also responsible for the executive management of the group's business. The Committee is chaired by the Chief Executive and meets monthly. It comprises the executive directors and five senior executives of the company.

The Audit Committee is a sub-committee of the board whose purpose is to assist the board in the effective discharge of its responsibilities for financial reporting and corporate control. The Committee meets quarterly and is chaired by Mr A M Thomson. It comprises all the independent non-executive directors with the group Chairman, the Chief Executive, the Group Finance Director and the external and internal auditors attending by invitation. A report from the Committee on its activities is given on page 44.

The Nomination Committee is a sub-committee of the board responsible for advising the board and making recommendations on the appointment of new directors. The Committee is chaired by Sir John Banham, the group Chairman, and also comprises all the independent non-executive directors. A report from the Committee on its activities is given on page 43.

The Management Development and Remuneration Committee (MDRC) is a sub-committee of the board which determines on behalf of the board the remuneration of the executive directors. The Committee was chaired by Mr C D Mackay until his retirement from the board on 31st March 2008. He was succeeded by Mr R J W Walvis with effect from 1st April 2008. It comprises all the independent non-executive directors of the company together with the group Chairman. The Chief Executive and the Director of Human Resources attend by invitation except when their own performance and remuneration are discussed. Further details are set out in the Remuneration Report on pages 45 to 51.

Attendance at the board and board committee meetings in 2007/08 was as follows:

Director	Full Board		MDRC		Nomination Committee		Audit Committee	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
Sir John Banham	7	7	4	4	1	1	–	4[(1)]
N A P Carson	7	7	–	4[(1)]	–	1[(1)]	–	4[(1)]
M B Dearden	7	6	4	2	1	1	4	2
P N Hawker	7	7	–	–	–	–	–	–
C D Mackay	7	7	4	4	1	1	4	4
D W Morgan	7	7	–	–	–	–	–	–
L C Pentz	7	7	–	–	–	–	–	–
M J Roney	6	6	2	2	1	1	3	3
J N Sheldrick	7	7	–	–	–	–	–	4[(1)]
I C Strachan	7	6	4	3	1	1	4	4
D C Thompson	3	3	2	2	1	1	2	2
A M Thomson	7	7	4	4	1	1	4	4
R J W Walvis	7	7	4	4	1	1	4	4

(1) Includes meetings attended by invitation for all or part of meeting.

Directors' Remuneration

The Remuneration Report on pages 45 to 51 includes details of remuneration policies and of the remuneration of the directors.

Relations with Shareholders

The board considers effective communication with shareholders, whether institutional investors, private or employee shareholders, to be extremely important.

The company reports formally to shareholders twice a year, when its half year and full year results are announced and a half-yearly report and a full report are issued to shareholders. These reports are posted on Johnson Matthey's website (www.matthey.com). At the same time, executive directors give presentations on the results to institutional investors, analysts and the media in London and other international centres. Copies of major presentations are also posted on the company's website.

Relations with Shareholders (continued)

The company's annual general meeting (AGM) takes place in London and formal notification is sent to shareholders at least 20 working days in advance of the meeting. The directors are available for questions, formally during the AGM and informally afterwards. Details of the 2008 AGM are set out in the notice of the meeting accompanying this Annual Report.

Contact with major shareholders is principally maintained by the Chief Executive and the Group Finance Director, who ensure that their views are communicated to the board as a whole. The Chairman also discusses governance and other matters directly with major shareholders. The board believes that appropriate steps have been taken during the year to ensure that the members of the board, and in particular the non-executive directors, develop an understanding of the issues and concerns of major shareholders about the company. The board is provided with brokers' reports and feedback from shareholder meetings on a six-monthly basis. The canvassing of major shareholders' views for the board in a detailed investor survey is usually conducted every two years by external consultants. The board has taken the view that these methods, taken together, are a practical and efficient way both for the Chairman to keep in touch with major shareholder opinion on governance and strategy and for the Senior Independent Director to learn the views of major shareholders and to develop a balanced understanding of their issues and concerns. The Senior Independent Director is available to attend meetings with major shareholders if requested.

Accountability, Audit and Control

The statement of the Responsibility of Directors for the preparation of the Annual Report and the accounts is set out on page 52.

In its reporting to shareholders, the board aims to present a balanced and understandable assessment of the group's financial position and prospects.

The group's organisational structure is focused on its three divisions. These are all separately managed but report to the board through a board director. The executive management team receives monthly summaries of financial results from each division through a standardised reporting process.

The group has in place a comprehensive annual budgeting process including forecasts for the next two years. Variances from budget are closely monitored.

The board has overall responsibility for the group's systems of internal control and for reviewing their effectiveness. The internal control systems are designed to meet the group's needs and address the risks to which it is exposed. Such systems can provide reasonable but not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the company, which has been in place during the financial year and up to the date of approval of the Annual Report and Accounts. The board regularly reviews this process.

The assessment of group and strategic risks is reviewed by the board and updated on an annual basis. At the business level, the processes to identify and manage the key risks are an integral part of the control environment. Key risks and internal controls are the subject of regular reporting to the Chief Executive's Committee.

The Group Control Manual, which is distributed to all group operations, clearly sets out the composition, responsibilities and authority limits of the various board and executive committees and also specifies what may be decided without central approval. It is supplemented by other specialist policy and procedures manuals issued by the group, divisions and individual business units or departments. The high intrinsic value of many of the metals with which the group is associated necessitates stringent physical controls over precious metals held at the group's sites.

The internal audit function is responsible for monitoring the group's systems of internal financial controls and the control of the integrity of the financial information reported to the board. The Audit Committee approves the plans for internal audit reviews and receives the reports produced by the internal audit function on a regular basis. Actions are agreed with management in response to the internal audit reports produced.

In addition, significant business units provide assurance on the maintenance of financial and non-financial controls and compliance with group policies. These assessments are summarised by the internal audit function and a report is made annually to the Audit Committee.

The directors confirm that the system of internal control for the year ended 31st March 2008 and the period up to 3rd June 2008 has been established in accordance with the Turnbull Guidance included with the Code and that they have reviewed the effectiveness of the system of internal control.

Corporate Social Responsibility

Measures to ensure responsible business conduct and the identification and assessment of risks associated with social, ethical and environmental matters are managed in conjunction with all other business risks and reviewed at regular meetings of the board and the Chief Executive's Committee.

A review of the group's policies and targets for corporate social responsibility (CSR) is set out in the Sustainability section of the Business Review on pages 29 to 35. A full version of the Sustainability Report is available on the company's website.

The identification, assessment and management of environment, health and safety (EHS) risks are the responsibility of the CSR Compliance Committee, which is a sub-committee of the Chief Executive's Committee. It comprises the division directors, the Director of EHS, the Company Secretary and senior representatives of Group Legal, Internal Audit and Group EHS and has specific responsibility for setting and overseeing compliance with the standards for group CSR performance through the development, dissemination, adoption and implementation of appropriate group policies and other operational measures. Performance is monitored using monthly statistics and detailed site audit reports. EHS performance is reviewed on a regular basis by the Chief Executive's Committee and an annual review is undertaken by the board.

Risks from employment and people issues are identified and assessed by the Chief Executive's Committee and reported to the board.

Employment contracts, handbooks and policies specify acceptable business practices and the group's position on ethical issues. The Group Control Manual and security manuals provide further operational guidelines to reinforce these.

The Audit Committee reviews risks associated with corporate social responsibility on an annual basis and monitors performance through the annual control self-assessment process conducted by the internal audit function.

NOMINATION COMMITTEE REPORT

Role of the Nomination Committee

The Nomination Committee is a sub-committee of the board whose purpose is to advise the board on the appointment and, if necessary, dismissal of executive and non-executive directors. The full terms of reference of the Nomination Committee are provided on the company's website at www.matthey.com.

Composition of the Nomination Committee

The Nomination Committee comprises all the independent non-executive directors together with the group Chairman. The quorum necessary for the transaction of business is two, each of whom must be an independent non-executive director. Biographical details of the independent directors and the group Chairman are set out on pages 36 and 37. Their remuneration is set out on page 48.

The group Chairman acts as the Chairman of the Committee, although the group Chairman may not chair the Committee when it is dealing with the matter of succession to the Chairmanship of the company. A non-executive director may not chair the Committee when it is dealing with a matter relating to that non-executive director.

Only members of the Committee have the right to attend Committee meetings. However, other individuals, such as the Chief Executive, the Director of Human Resources and external advisers, may be invited to attend for all or part of any meeting as and when appropriate.

The Company Secretary is secretary to the Committee.

The Committee has the authority to seek any information that it requires from any officer or employee of the company or its subsidiaries. In connection with its duties, the Committee is authorised by the board to take such independent advice (including legal or other professional advice, at the company's expense) as it considers necessary, including requests for information from or commissioning investigations by external advisers.

Main Activities of the Nomination Committee

The Nomination Committee met once during the financial year ended 31st March 2008. On 2nd October 2007 the Nomination Committee met to consider non-executive succession given the pending retirement from the board of two of the independent non-executive directors, Mr Mackay and Mr Dearden, on 31st March 2008. The meeting considered further terms for each of Mr Strachan, Mr Thomson and Mr Walvis, who would reach six years' service on the board on 22nd January, 23rd September and 23rd September 2008 respectively. After review, taking into account the need to ensure the planned and progressive refreshing of the board and to maintain an appropriate balance of skills and experience, the Committee agreed to recommend to the board that Mr Strachan, Mr Walvis and Mr Thomson be appointed at the end of their then current terms for further terms to 31st March 2009, 23rd September 2010, and 23rd September 2011 respectively. The board approved the recommendations at its meeting on 27th November 2007. The Committee went on to consider the requirement for the appointment of a new non-executive director on the proposed retirement of Mr Strachan on 31st March 2009 given the need to ensure that at least half the board, excluding the Chairman, should comprise non-executive directors determined by the board to be independent. The Committee also considered the process to be followed for the board to appoint one of the independent non-executive directors to be the Senior Independent Director in the place of Mr Mackay on his retirement from the board on 31st March 2008 and to identify a replacement for Mr Mackay as Chairman of the Management Development and Remuneration Committee.

The Nomination Committee met on 1st April 2008 to discuss and make recommendations to the board for the appointment of a Senior Independent Director and Chairman of the Management Development and Remuneration Committee following the retirement of Mr Mackay. After full discussion, taking into account all relevant factors and considering the corporate governance and Combined Code background to the proposed appointments (including the role of the Senior Independent Director under the Combined Code), the Committee agreed to recommend to the board that Mr Thomson be appointed Senior Independent Director and that Mr Walvis be appointed Chairman of the Management Development and Remuneration Committee. The board approved the recommendations at its meeting on 1st April 2008 and the appointments were announced on that day. The Committee went on to discuss and agree the process for the selection and appointment of a replacement for Mr Strachan, who will be retiring from the board on 31st March 2009, including the proposed use of search consultants. The Committee discussed the relevant factors which would be important in bringing experience to and ensuring balance on the board. The Nomination Committee met again on 28th April 2008 to review the selection process further.

On behalf of the Committee:



Sir John Banham
Chairman of the Nomination Committee

AUDIT COMMITTEE REPORT

Role of the Audit Committee

The Audit Committee is a sub-committee of the board whose responsibilities include:

- Reviewing the half-yearly and full year accounts and results announcements of the company and any other formal announcements relating to the company's financial performance and recommending them to the board for approval.
- Reviewing the group's systems for internal financial control and risk management.
- Monitoring and reviewing the effectiveness of the company's internal audit function and considering regular reports from internal audit on internal financial controls and risk management.
- Considering the appointment of the external auditors; overseeing the process for their selection; and making recommendations to the board in relation to their appointment to be put to shareholders for approval at a general meeting.
- Monitoring and reviewing the effectiveness and independence of the external auditors, agreeing the nature and scope of their audit, agreeing their remuneration, and considering their reports on the company's accounts, reports to shareholders and their evaluation of the systems of internal financial control and risk management.

The full terms of reference of the Audit Committee are provided on the company's website at www.matthey.com.

Composition of the Audit Committee

The Audit Committee comprises all the independent non-executive directors. Biographical details of the independent directors are set out on pages 36 and 37. Their remuneration is set out on page 48. The Chairman of the Audit Committee is Mr A M Thomson, who was formerly Finance Director of Smiths Group plc and is currently chairman of the Technical Policy Board of the Institute of Chartered Accountants of Scotland (ICAS). The group Chairman, Chief Executive, Group Finance Director, Head of Internal Audit and external auditors (KPMG Audit Plc) attend Audit Committee meetings by invitation. The Committee also meets separately with the Head of Internal Audit and with the external auditors without management being present. The Company Secretary is secretary to the Audit Committee.

Main Activities of the Audit Committee

The Audit Committee met four times during the financial year ended 31st March 2008. At its meeting on 31st May 2007 the Committee reviewed the company's preliminary announcement of its results for the financial year ended 31st March 2007, and the draft report and accounts for that year. The Committee received reports from the external auditors on the conduct of their audit, their review of the accounts, including accounting policies and areas of judgment, and their comments on risk management and control matters. The Committee also reviewed shareholder resolutions to be proposed at the forthcoming AGM.

The Audit Committee met on 23rd July 2007 to receive reports on internal controls from both the internal and external auditors. The external auditors also presented their proposed fees and scope for the forthcoming year's audit. The Committee also reviewed the performance of both the internal and external auditors. The group's Corporate Social Responsibility Report 2006/07 was also reviewed, which is available on the company's website at www.matthey.com.

At its meeting on 26th November 2007 the Audit Committee reviewed the company's half-yearly results, the half-yearly report and the external auditors' review.

At its meeting on 23rd January 2008 the Audit Committee reviewed management's and internal audit's reports on the effectiveness of the company's systems for internal financial control and risk management. The Committee reviewed the group's credit control procedures and risks, controls over precious metals and IT controls. The group's corporate social responsibility reporting arrangements and whistleblowing procedures were also reviewed. Changes to the Group Control Manual were ratified.

Independence of External Auditors

Both the board and the external auditors have for many years had safeguards in place to avoid the possibility that the auditors' objectivity and independence could be compromised. Our policy in respect of services provided by the external auditors is as follows:

- Audit related services – the external auditors are invited to provide services which, in their position as auditors, they must or are best placed to undertake. This includes formalities relating to borrowings, shareholders' and other circulars, various other regulatory reports and work in respect of acquisitions and disposals.
- Tax consulting – in cases where they are best suited, we use the external auditors. All other significant tax consulting work is put out to tender.
- General consulting – in recognition of public concern over the effect of consulting services on auditors' independence, our policy is that the external auditors are not invited to tender for general consulting work.

The split between audit and non-audit fees for the year ended 31st March 2008 and information on the nature of non-audit fees appear in note 4 on the accounts.

Internal Audit

During the year the Audit Committee reviewed the performance of the internal audit function, the findings of the audits completed during the year and the department's resource requirements and also approved the internal audit plan for the year ending 31st March 2009.

Internal audit independently reviews the risks and control processes operated by management. It carries out independent audits in accordance with an internal audit plan which is agreed with the Audit Committee before the start of the financial year.

The plan provides a high degree of financial and geographical coverage and devotes significant effort to the review of the risk management framework surrounding the major business risks.

Internal audit reports include recommendations to improve internal controls together with agreed management action plans to resolve the issues raised. Internal audit follows up the implementation of recommendations and reports progress to senior management and the Audit Committee.

The Audit Committee receives reports from the Head of Internal Audit on the department's work and findings.

The effectiveness of the internal audit function is reviewed and discussed on an annual basis with the Head of Internal Audit.

On behalf of the Committee:



Alan Thomson
Chairman of the Audit Committee

REMUNERATION REPORT

Remuneration Report to Shareholders

Management Development and Remuneration Committee and its Terms of Reference

The Management Development and Remuneration Committee of the board comprises all the independent non-executive directors of the company as set out on pages 36 and 37 and the group Chairman. The Chairman of the Committee throughout the year was Mr C D Mackay. Mr Mackay retired as a non-executive director of the company and as Chairman of the Committee on 31st March 2008. Mr R J W Walvis was appointed Chairman of the Committee on 1st April 2008.

The Committee's terms of reference include determination on behalf of the board of fair remuneration for the Chief Executive, the other executive directors and the group Chairman (in which case the group Chairman does not participate), which, while set in the context of what the company can reasonably afford, recognises their individual contributions to the company's overall performance. In addition, the Committee assists the board in ensuring that the senior management of the group are recruited, developed and remunerated in an appropriate fashion. The Director of Human Resources, Mr I F Stephenson, acts as secretary to the Committee. The full terms of reference of the Committee are available on the company's website at www.matthey.com.

Non-executive directors' remuneration is determined by the board, within the limits prescribed by the company's Articles of Association. The remuneration consists of fees, which are set following advice taken from independent consultants and are reviewed at regular intervals.

Executive Remuneration Policy

The Committee believes strongly that remuneration policy should be closely aligned with shareholder interests. The Committee recognises that, in order to maximise shareholder value, it is necessary to have a competitive pay and benefits structure. The Committee also recognises that there is a highly competitive market for successful executives and that the provision of appropriate rewards for superior performance is vital to the continued growth of the business. To assist with this, the Committee appoints and receives advice from independent remuneration consultants on the pay and incentive arrangements prevailing in comparably sized industrial companies in each country in which Johnson Matthey has operations. During the year, such advice was received from the Hay Group, which also provided advice on job evaluation, and PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP also provided expatriate tax advice, tax audit work, completion of overseas tax returns, advice on set up of new overseas operations and some overseas payroll services. The Committee also receives recommendations from the Chief Executive on the remuneration of those reporting to him as well as advice from the Director of Human Resources. Total potential rewards are earned through the achievement of demanding performance targets based on measures that represent the best interests of shareholders.

The remuneration policy is reviewed by the Committee annually and a formal review is undertaken every three years. Remuneration consists of basic salary, annual bonus, long term incentives and other benefits. Salaries are based on median market rates with incentives providing the opportunity for upper quartile total remuneration, but only for achieving outstanding performance.

To ensure the interests of the executive directors remain aligned with those of the shareholders, they are encouraged to build up over time and hold a shareholding in the company equal to at least their basic salary. As at 31st March 2008, all of the executive directors held shares in the company approximately equal to or in excess of their basic salary.

Johnson Matthey and FTSE 100 Total Shareholder Return rebased to 100

The following graph charts total cumulative shareholder return of the company for the five year period from 31st March 2003 to 31st March 2008 against the FTSE 100 as the most appropriate comparator group, rebased to 100 at 1st April 2003. Johnson Matthey was ranked 61st in the FTSE 100 as at 31st March 2008.



350
300
250
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150
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50
March 2003
March 2004
March 2005
March 2006
March 2007
March 2008
Johnson Matthey
FTSE 100

REMUNERATION REPORT

Executive Remuneration

During 2006/07 the Committee undertook a formal comprehensive triennial review of the executive director and senior management incentive arrangements within the group, which included advice from independent external consultants PricewaterhouseCoopers LLP and consultation with the company's major institutional shareholders and representative organisations.

Through the review the Committee sought to ensure that the incentive arrangements within the group support the objectives of the business, based on the following principles:

- Motivation of management – by having performance measures with strong line of sight to their performance and targets that are realistically achievable.
- Simplicity – through a single long term incentive plan with easily understood performance targets.
- Close alignment with shareholders – by requiring outstanding performance for full vesting and encouraging share ownership.
- Cohesion within the organisation – through the participation of all 800 of the group's senior and middle management in the same programme and by maintaining fair and appropriate reward differentials throughout the business.

Under the new arrangements resulting from the review, which were approved at the company's annual general meeting in 2007, these principles have all been achieved within the Committee's objective not to increase the overall expected accounting costs of the remuneration arrangements.

The Committee reviewed the total value and structure of remuneration for all executive directors and senior management and also considered the objectives of the business going forward. Overall, the Committee found that the potential value of remuneration and the proportion of fixed and variable pay were appropriate. Accordingly, the new arrangements proposed by the Committee broadly maintained the levels of overall remuneration and the balance between fixed and variable remuneration. However, the Committee considered that improvements could be made to the structure and performance measures of both the short and long term incentives in order to align them with Johnson Matthey's objective of delivering consistent and above average earnings per share growth over the long term. As a result of the review, changes were proposed to remuneration relating to annual bonus, long term incentive plan and share options. Proposals in respect of the introduction of a new long term incentive plan and the cessation of the granting of share options were submitted to and approved by shareholders at the company's annual general meeting in 2007.

Executive directors' remuneration consists of the following:

- **Basic Salary** - which is in line with the median market salary for each director's responsibilities as determined by independent surveys. Basic salary is normally reviewed on 1st August each year and the Committee takes into account individual performance and promotion during the year. Where an internal promotion takes place, the median salary relative to the market would usually be reached over a period of a few years, which can give rise to higher than normal salary increases while this is being achieved.
- **Annual Bonus** - which is paid as a percentage of basic salary under the terms of the company's Executive Compensation Plan (which also applies to the group's 170 or so most senior executives). The executive directors' bonus award is based on consolidated underlying profit before tax (PBT) compared with the annual budget. The board of directors rigorously reviews the annual budget to ensure that the budgeted PBT is sufficiently stretching. An annual bonus payment of 50% of basic salary (prevailing at 31st March) is paid if the group meets the annual budget. This bonus may rise on a straight line basis to 75% of basic salary if the group achieves PBT of 105% of budget and a maximum 100% of basic salary may be paid if 110% of budgeted PBT is achieved. PBT must reach 95% of budget for a minimum bonus of 15% to be payable. The Committee has discretion to vary the awards made. The bonus awarded to executive directors for 2007/08 was 89.5% of salary at 31st March 2008 based on an achieved PBT of 107.9% of budget.
- **Long Term Incentive Plan (LTIP)** - which is designed to achieve above average performance and growth.

  Share Allocations made in 2007 and onwards – share allocations made in 2007 and onwards, under the terms of the Johnson Matthey Long Term Incentive Plan 2007 (which also applies to the group's 800 senior and middle managers), are subject to an earnings per share (EPS) performance target. Although the plan allows share allocations of up to a maximum of 200% of basic annual salary each year (to take account of evolution of market practice if required), it is the Committee's current intention that allocations will initially be no higher than 150% of basic salary each year which is considered appropriate based on current market conditions. It is intended that this level of allocation should normally only be made to the Chief Executive. The Committee would not seek to make awards above 150% of basic salary without first consulting major shareholders.

  The allocation in 2007 was 150% for the Chief Executive and 120% of basic annual salary for executive directors. The release of the share allocation is subject to the achievement of a performance target measured over a three year performance period commencing in the year of allocation. The performance target is based on the compound annual growth in the company's EPS. The minimum release, of 15% of the allocation, will commence at EPS growth of 6% compound per annum over the three year period, with no retesting of the performance target. For the maximum release of 100% of the allocation, EPS must have grown by at least 15% compound per annum over the three year performance period. The number of allocated shares released will vary on a straight line basis between these points. Allocations will lapse if EPS growth is less than 6% compound per annum over the three year performance period.

  Although growth in EPS is the primary financial measure, it is also a key objective of the company to achieve earnings growth only in the context of a good performance on return on invested capital (ROIC). Accordingly, the Committee is required to make an assessment of the company's ROIC over the performance period to ensure EPS growth has been achieved with ROIC in line with the company's planned expectations. The Committee may scale back vesting to the extent that ROIC has not developed appropriately.

Share allocations made prior to 2007 – Share allocations made prior to 2007 were made under the Johnson Matthey Long Term Incentive Plan which was established in 1998. The last allocation of shares under this plan was made in 2006. No further allocations will be made under this plan. The outstanding allocations under this plan are subject to a relative total shareholder return (TSR) performance target. This compares the company's TSR over a three year performance period commencing in the year of allocation with that of a comparator group which comprises those companies placed 51-150 in the FTSE Index. All of the allocated shares are released if the company ranks in the 76th percentile or above. None of the shares are released if the company ranks in the 50th percentile or below. If the company ranks between these percentiles 35% to 100% of the shares are released on a straight line basis. In addition, the company's EPS must be at least equal to the increase in UK RPI plus 2% per annum over the three year performance period before any release is made.

- **Share Options** – the Johnson Matthey Long Term Incentive Plan 2007 is now the company's single means for the provision of long term awards and from 2007 replaced the granting of share options under the Johnson Matthey 2001 Share Option Scheme (the 2001 Scheme). Accordingly no share options were granted in 2007. From 2001 to 2006 options were granted each year under the 2001 Scheme. Options were granted at the market value of the company's shares at the time of grant and are subject to performance targets over a three year period. Options may be exercised upon satisfaction of the relevant performance targets. Approximately 800 employees were granted options under the 2001 Scheme each year.

  Options granted from 2004 to 2006 – Grants made in 2004, 2005 and 2006 are subject to a three year performance target of EPS growth of UK RPI plus 3% per annum. If the performance target is not met at the end of the three year performance period, the options will lapse. There is no retesting of the performance target. In addition, to reduce the cost calculated under the International Financial Reporting Standard IFRS 2 – 'Share-based Payment', gains made on the exercise of options are capped at 100% of the grant price.

  The Committee had the discretion to award grants greater than 100% of basic annual salary. Grants which have been made above this threshold are, however, subject to increasingly stretching performance targets. Grants between 100% and 125% of basic annual salary are subject to EPS growth of UK RPI plus 4% per annum and grants between 125% and 150% of basic annual salary are subject to EPS growth of UK RPI plus 5% per annum. The executive directors were granted options equal to 150% of basic annual salary.

  Options granted prior to 2004 – Prior to 2004, options granted to the executive directors under the 2001 Scheme were up to a maximum of 100% of basic annual salary each year. Such options can only be exercised if the company's EPS has grown by at least UK RPI plus 4% per annum over any three consecutive years during the life of the option. These options are subject to annual retesting until they lapse on the tenth anniversary of grant.

  There are also options outstanding under the Johnson Matthey 1995 UK and Overseas Executive Share Option Scheme. The last option grant under this scheme was made in 2000. All options were granted in annual tranches up to the maximum permitted of four times earnings and were subject to a performance target of EPS growth of UK RPI plus 2% over the three year performance period. Option grants were not made to executive directors in the years 1998, 1999 and 2000.

- **Pensions** – All the executive directors are members of the Johnson Matthey Employees Pension Scheme (JMEPS) in the UK. Mr Carson and Dr Hawker ceased to accrue pensionable service in JMEPS on 31st March 2006 and Mr Sheldrick ceased to accrue pensionable service on 31st March 2008. Mr Pentz, a US citizen, joined JMEPS on 1st January 2006. Prior to this he was a member of the Johnson Matthey Inc. Salaried Employees Pension Plan in the US. None of the non-executive directors are members of JMEPS.

  Under JMEPS, members are entitled to a pension based on their pensionable service and final pensionable salary. JMEPS also provides life assurance cover of four times annual salary. The normal scheme pension age for directors is 60. Details of the individual arrangements for executive directors are given on pages 50 and 51.

- **Other Benefits** – Other benefits available to the executive directors are private medical insurance, a company car and membership of the group's employee share incentive plans which are open to all employees in the countries in which the group operates such schemes.

- **Service Contracts** – The executive directors are employed on contracts subject to one year's notice at any time. On early termination of their contracts the directors would normally be entitled to 12 months' salary and benefits.

Directors' Emoluments 2007/08

	Date of service agreement	Date of appointment	Basic salary £'000	Payment in lieu of pension[1] £'000	Annual bonus £'000	Benefits £'000	Total excluding pension £'000	Total prior year excluding pension £'000
Executive								
N A P Carson	1.8.99	1.8.99	630	157	573	29	1,389	1,080
P N Hawker	1.8.03	1.8.03	308	77	282	21	688	532
D W Morgan	1.8.99	1.8.99	310	–	282	26	618	473
L C Pentz[2]	1.1.06	1.8.03	308	–	282	184	774	711
J N Sheldrick[3]	24.11.97	3.9.90	410	–	371	14	795	612
Total			**1,966**	**234**	**1,790**	**274**	**4,264**	**3,408**

Directors' Emoluments 2007/08 (continued)

	Date of letter of appointment	Date of appointment	Fees £'000	Total excluding pension £'000	Total prior year excluding pension £'000
Non-Executive[4]					
Sir John Banham (Chairman)	10.12.05	1.1.06	250	250	250
M B Dearden	5.1.99	1.4.99	45	45	40
C D Mackay	5.1.99	27.1.99	50[5]	50	45
M J Roney	29.3.07	1.6.07	38[6]	38	-
I C Strachan	10.12.01	23.1.02	45	45	40
D C Thompson	22.5.07	1.9.07	26[6]	26	-
A M Thomson	1.8.02	24.9.02	50[7]	50	45
R J W Walvis	1.8.02	24.9.02	45	45	40
Total			**549**	**549**	**460**

Notes

[1] Mr Carson and Dr Hawker ceased to accrue pensionable service in the Johnson Matthey Employees Pension Scheme with effect from 31st March 2006. They receive an annual cash payment in lieu of pension equal to 25% of basic salary. This is taxable under the PAYE system.

[2] Mr Pentz's emoluments from 1st January 2006 are based on UK salary and benefits. Prior to that Mr Pentz's emoluments were based on US basic salary adjusted for the cost of living differential in the UK including UK taxation. Associated with his localisation to UK salary and benefits and the purchase of a UK residence, Mr Pentz was provided with a package of transitional assistance including a housing allowance and relocation expenses commensurate with the company's relocation policy.

[3] Mr Sheldrick is a non-executive director of GKN plc. His fees for the year were £55,750. This amount is excluded from the table above and retained by him.

[4] Non-executive fees (other than for the Chairman) were reviewed on 1st May 2007 for the period from 1st April 2007 to 31st March 2010. The fees are £45,000 per annum, with the fee for chairmanship of committees being £5,000 per annum. The Chairman and the non-executive directors do not receive any pension benefits, LTIP allocations, share option grants or bonus payments. The Chairman's fees include £25,000 per annum to cover his administrative and secretarial support costs.

[5] Includes £5,000 per annum for chairmanship of the Management Development and Remuneration Committee.

[6] Fees paid during the year from date of appointment to the board.

[7] Includes £5,000 per annum for chairmanship of the Audit Committee.

Directors' Interests

The interests (in respect of which transactions are notifiable to the company under Rule 3 of the Financial Services Authority's Disclosure and Transparency Rules) of the directors as at 31st March 2008 in the shares of the company were:

1. Ordinary Shares

	31st March 2008	31st March 2007
Sir John Banham	8,000	8,000
N A P Carson	95,710	61,310
M B Dearden	2,000	2,000
P N Hawker	15,635	15,327
C D Mackay	12,500	12,500
D W Morgan	40,843	40,582
L C Pentz	18,914	18,526
M J Roney	1,000	–[1]
J N Sheldrick	97,195	74,517
I C Strachan	1,000	1,000
D C Thompson	3,721	3,721[1]
A M Thomson	2,256	2,213
R J W Walvis	1,000	1,000

[1] At date of appointment.

All of the above interests were beneficial. The executive directors are also deemed to be interested in shares held by two employee share ownership trusts (see note 31 on page 93).

Directors' interests as at 31st May 2008 were unchanged from those listed above, other than that the trustees of the Johnson Matthey Share Incentive Plan have purchased on behalf of Messrs Carson, Hawker, Morgan and Sheldrick a further 36 ordinary shares each and on behalf of Mr Pentz a further 39 ordinary shares.

Directors' Interests (continued)

2. Share Options

As at 31st March 2008, individual holdings under the company's executive share option schemes were as set out below. Options are not granted to non-executive directors.

	Date of grant	Ordinary shares under option	Exercise price (pence)	Date from which exercisable[(1)]	Expiry date	Total number of ordinary shares under option
N A P Carson	14.7.98	15,964	524.00	14.7.01	14.7.08	
	22.7.99	18,035	585.50	22.7.02	22.7.09	
	18.7.01	19,391	1,083.00	18.7.04	18.7.11	
	17.7.02	28,901	865.00	17.7.05	17.7.12	
	17.7.03	33,407	898.00	17.7.06	17.7.13	
	20.7.05	77,102	1,070.00	20.7.08	20.7.15	
	26.7.06	71,378	1,282.00	26.7.09	26.7.16	264,178
						(2007 339,856)
P N Hawker	20.7.05	37,850	1,070.00	20.7.08	20.7.15	
	26.7.06	34,518	1,282.00	26.7.09	26.7.16	72,368
						(2007 156,131)
D W Morgan	18.7.01	18,098	1,083.00	18.7.04	18.7.11	
	17.7.02	25,433	865.00	17.7.05	17.7.12	
	17.7.03	26,726	898.00	17.7.06	17.7.13	
	20.7.05	39,252	1,070.00	20.7.08	20.7.15	
	26.7.06	35,104	1,282.00	26.7.09	26.7.16	144,613
						(2007 189,010)
L C Pentz	22.7.99	12,158	585.50	22.7.02	22.7.09	
	19.7.00	8,224	942.00	19.7.03	19.7.10	
	18.7.01	12,952	1,083.00	18.7.04	18.7.11	
	17.7.02	17,730	865.00	17.7.05	17.7.12	
	17.7.03	22,185	898.00	17.7.06	17.7.13	
	20.7.05	37,850	1,070.00	20.7.08	20.7.15	
	26.7.06	34,518	1,282.00	26.7.09	26.7.16	145,617
						(2007 180,474)
J N Sheldrick	18.7.01	25,854	1,083.00	18.7.04	18.7.11	
	17.7.02	34,682	865.00	17.7.05	17.7.12	
	17.7.03	36,191	898.00	17.7.06	17.7.13	
	20.7.05	52,570	1,070.00	20.7.08	20.7.15	
	26.7.06	46,804	1,282.00	26.7.09	26.7.16	196,101
						(2007 254,962)

[(1)] Subject to meeting the relevant performance targets.

Between 1st April 2007 and 31st March 2008 the following options were exercised:

	Date of grant	Date of exercise	Options exercised	Exercise price (pence)	Market price on exercise (pence)
N A P Carson	21.7.04	9.8.07	75,678	892.0	1,784.0
P N Hawker	21.7.04	9.8.07	36,746	892.0	1,784.0
	17.7.03	11.6.07	21,158	898.0	1,644.0
	17.7.02	11.6.07	15,606	865.0	1,644.0
	18.7.01	11.6.07	10,253	1,083.0	1,644.0
D W Morgan	21.7.04	9.8.07	44,397	892.0	1,784.0
L C Pentz	21.7.04	9.8.07	34,857	892.0	1,784.0
J N Sheldrick	21.7.04	9.8.07	58,861	892.0	1,784.0

Gains made on exercise of options by directors during the year totalled £2,571,737 (2007 £39,293).

The closing market price of the company's shares at 31st March 2008 was 2,005 pence. The highest and lowest closing prices during the year ended 31st March 2008 were 2,031 pence and 1,529 pence respectively.

Directors' Interests (continued)

3. LTIP Allocations

Share allocations made prior to 2007

Number of allocated shares:

	As at 31st March 2007	Allocations during the year	Shares released during the year	Allocations lapsed during the year	As at 31st March 2008
N A P Carson	187,999	–	44,937	18,336	124,726
P N Hawker	73,233	–	17,456	7,122	48,655
D W Morgan	79,717	–	21,091	8,605	50,021
L C Pentz	71,969	–	16,558	6,756	48,655
J N Sheldrick	106,231	–	27,961	11,409	66,861

On 2nd August 2007 the 2004 LTIP allocation was released to participants. The release of this allocation was subject to the achievement of a relative TSR performance target, further details of which can be found on page 47. The company's TSR performance relative to the comparator group qualified for a release of 71.02% of the allocated shares. This resulted in the following gains:

	Number of shares released	Share price when released (pence)	Gain £
N A P Carson	44,937	1,675.44	752,892
P N Hawker	17,456	1,675.44	292,465
D W Morgan	21,091	1,675.44	353,367
L C Pentz	16,558	1,675.44	277,419
J N Sheldrick	27,961	1,675.44	468,470

Share allocations made in 2007 under the Johnson Matthey Long Term Incentive Plan 2007

Number of allocated shares:

	As at 31st March 2007	Allocations during the year	Market price at date of allocation (pence)	As at 31st March 2008
N A P Carson	–	56,704	1,693.0	56,704
P N Hawker	–	22,327	1,693.0	22,327
D W Morgan	–	22,327	1,693.0	22,327
L C Pentz	–	22,327	1,693.0	22,327
J N Sheldrick	–	29,415	1,693.0	29,415

Pensions

Pensions and life assurance benefits for the executive directors are provided through the company's final salary occupational pension scheme for UK employees – the Johnson Matthey Employees Pension Scheme (JMEPS) – which is constituted under a separate Trust Deed. JMEPS is an exempt approved scheme under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988. It is a registered scheme for the purposes of the Finance Act 2004.

The Finance Act 2004 introduced changes to the taxation of benefits payable from registered UK pension schemes. Unless protected under transitional arrangements, retirement benefits that exceed a capital value – called the Life Time Allowance – will be subject to an additional tax charge. Any such tax charge arising out of membership of JMEPS will be paid by the trustees at the point of retirement and the member's benefits will be reduced accordingly. Executive directors whose retirement benefits are valued in excess of the Life Time Allowance may withdraw from pensionable service in JMEPS and receive instead a supplemental payment of 25% of basic salary each year. Mr Carson and Dr Hawker withdrew from JMEPS and ceased paying member contributions on 31st March 2006 and Mr Sheldrick did so on 31st March 2008. No pensionable service in JMEPS has been accrued by these directors since those dates. The increase in accrued pension in the tables below is attributable to the increase in basic salary. The supplemental payments received by Mr Carson and Dr Hawker are reflected in the table on page 47. Supplemental payments to Mr Sheldrick commenced with effect from 1st April 2008.

The Finance Act 2004 also enables authorised schemes to remove the restriction imposed by the 'earnings cap' under the Finance Act No. 2, 1989. As a result, the accrued pensions for Messrs Morgan and Sheldrick for service from 6th April 2006 are calculated by reference to normal JMEPS rules and actual basic salary. Their accrued pensions in respect of service prior to that date remain restricted by reference to the 'earnings cap' (see note 5 below).

From 1st April 2007, member contributions paid by executive directors to JMEPS increased from 4% to 5% of pensionable pay (i.e. basic salary). From 1st April 2008, member contributions increased from 5% to 6% of pensionable pay and there will be a further increase to 7% on 1st April 2009.

Disclosure of directors' pension benefits has been made under the requirements of the United Kingdom Listing Authority Listing Rules and in accordance with the Directors' Remuneration Report Regulations 2002. The information below sets out the disclosures under the two sets of requirements.

Pensions (continued)

a. United Kingdom Listing Authority Listing Rules

	Age at 31st March 2008	Years of JMEPS pensionable service at 31st March 2008	Directors' contributions to JMEPS in the year[1] £'000	Increase in accrued pension during the year (net of inflation)[2] £'000 pa	Total accrued pension at 31st March 2008[3] £'000 pa	Total accrued pension at 31st March 2007 £'000 pa	Transfer value of increase in accrued pension (less directors' contributions)[4] £'000
N A P Carson	50	25	–	3	301	287	33
P N Hawker	54	20	–	4	148	138	59
D W Morgan[5]	50	19	16	6	55	47	53
L C Pentz[6]	52	23	15	6	52	46	72
J N Sheldrick[5]	58	17	21	8	66	55	138

b. Directors' Remuneration Report Regulations 2002

	Directors' contributions to JMEPS in the year[1] £'000	Increase in accrued pension in the year £'000 pa	Total accrued pension at 31st March 2008[3] £'000 pa	Transfer value of accrued pension at 31st March 2008[4] £'000	Transfer value of accrued pension at 31st March 2007[4] £'000	Increase in transfer value (net of directors' contributions) £'000
N A P Carson[7]	–	14	301	3,368	3,431	(63)
P N Hawker	–	10	148	2,177	1,954	223
D W Morgan[5]	16	8	55	582	539	27
L C Pentz[6]	15	7	52	497	411	71
J N Sheldrick[5]	21	11	66	1,235	907	307

Notes

[1] Member contributions were paid at the general scheme rate of 5% of pensionable pay. This general rate increased to 6% on 1st April 2008 and a further increase to 7% will become effective on 1st April 2009.

[2] The increase in accrued pension during the year excludes any increase for inflation.

[3] The entitlement shown under 'Total accrued pension at 31st March 2008' is the pension which would be paid annually on retirement, based on pensionable service to 31st March 2008 (except in the case of Mr Carson and Dr Hawker whose pensionable service ceased on 31st March 2006). The pension would, however, be subject to an actuarial reduction of 0.3% per month for each month that retirement precedes age 60.

[4] The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note 11. No allowance has been made in the transfer values for any discretionary benefits that have been or may be awarded under JMEPS. The transfer values in the Directors' Remuneration Report Regulations 2002 have been calculated at the start and the end of the year and, therefore, also take account of market movements. The JMEPS' trustees changed the actuarial assumptions used for calculating transfer values during the year. The transfer values shown have been calculated using the actuarial assumptions which applied at each reporting date. Part of the increase in transfer value over the year, therefore, is due to the change of actuarial basis.

[5] The JMEPS' benefits and contributions for Messrs Morgan and Sheldrick in respect of pensionable service up to 5th April 2006 are restricted by reference to the 'earnings cap' imposed by the Finance Act No. 2, 1989. Between 1st April 2000 and 31st March 2006, contributions were paid to Funded Unapproved Retirement Benefit Schemes (FURBS) to provide retirement and death benefits in relation to basic salary in excess of the 'earnings cap'. FURBS were not exempt approved under Chapter I of Part XIV of the Income & Corporation Taxes Act 1988 and so payments were also made to meet the tax liabilities in respect of these contributions. No FURBS payments have been made after 31st March 2006. Benefits and contributions in respect of service from 6th April 2006 have been provided by JMEPS in accordance with the normal scheme rules.

[6] Mr Pentz is a US citizen but became a member of JMEPS on 1st January 2006. Prior to that he was a member of the Johnson Matthey Inc. Salaried Employees Pension Plan (a non-contributory defined benefit arrangement) and a US savings plan (401k). He also has benefits in a Senior Executive Retirement Plan. The pension values reported above are the aggregate for his separate membership of the UK and US pension schemes and the Senior Executive Retirement Plan. US entitlements have been converted to sterling by reference to exchange rates on 31st March 2007 and 31st March 2008. Mr Pentz's US pension was fixed on 31st December 2005. The sterling equivalent of it has fluctuated over the year as a result of exchange rate movements. This is reflected in the transfer values.

[7] The transfer value in respect of Mr Carson decreased during the year. Transfer values for members age 50 are based on equity yields which progressively change to a bond yield basis over ten years. Transfer values for members aged 60 and over are based entirely on bond yields. Towards the end of last year equity yields increased significantly, pushing down the transfer values for members more than ten years away from retirement.

The Remuneration Report was approved by the Board of Directors on 3rd June 2008 and signed on its behalf by:



Robert Walvis
Chairman of the Management Development and Remuneration Committee

RESPONSIBILITY OF DIRECTORS

Responsibility of Directors for the Preparation of the Annual Report and the Accounts

The directors are responsible for preparing the Annual Report and the group and parent company accounts in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company accounts for each financial year. Under that law they are required to prepare the group accounts in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and applicable law and have elected to prepare the parent company accounts on the same basis.

The group and parent company accounts are required by law and IFRS as adopted by the EU to present fairly the financial position of the group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such accounts that references in the relevant part of that Act to accounts giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company accounts, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRS as adopted by the EU; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the group and parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations the directors are also responsible for preparing a Directors' Report, directors' Remuneration Report and Corporate Governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Responsibility Statement of the Directors in Respect of the Annual Report and the Accounts

Each of the directors as at the date of the Annual Report, whose names and functions are set out on pages 36 and 37, confirms that to the best of their knowledge:

- the group and parent company accounts, prepared in accordance with applicable UK law and in conformity with IFRS, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the management report (which comprises the Directors' Report and the Business Review) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

This responsibility statement was approved by the Board of Directors on 3rd June 2008 and is signed on its behalf by:



Sir John Banham
Chairman

INDEPENDENT AUDITORS' REPORT

to the members of Johnson Matthey Public Limited Company

We have audited the group and parent company accounts (the 'accounts') of Johnson Matthey Plc for the year ended 31st March 2008 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Recognised Income and Expense and the related notes. These accounts have been prepared under the accounting policies set out therein. We have also audited the tabulated information and related footnotes set out in the directors' Remuneration Report on pages 45 to 51 disclosing the directors' emoluments and compensation, share options, long term incentive plan, pensions and other matters specified by Part 3 of Schedule 7A to the Companies Act 1985.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the directors' Remuneration Report, the Corporate Governance statement and the accounts in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU are set out in the Responsibility of Directors statement on page 52.

Our responsibility is to audit the accounts and the part of the directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group accounts, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the accounts. The information given in the Directors' Report includes that specific information presented in the Business Review as cross referenced from the Directors' Report.

In addition we report to you, if in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group accounts give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the group's affairs as at 31st March 2008 and of its profit for the year then ended;
- the parent company accounts give a true and fair view, in accordance with IFRS as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31st March 2008;
- the accounts and the part of the directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group accounts, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
3rd June 2008

CONSOLIDATED INCOME STATEMENT

for the year ended 31st March 2008

	Notes	2008 £ million	2007 restated £ million
Revenue	1,2	**7,498.7**	6,151.7
Cost of sales		**(7,006.7)**	(5,713.7)
Gross profit		**492.0**	438.0
Distribution costs		**(89.2)**	(81.8)
Administrative expenses		**(106.0)**	(101.0)
Amortisation of acquired intangibles	3	**(3.1)**	(2.8)
Operating profit	1,5	**293.7**	252.4
Finance costs	6	**(39.9)**	(36.0)
Finance income	7	**9.6**	9.2
Share of (loss) / profit of associate	18	**(1.1)**	0.9
Profit before tax		**262.3**	226.5
Income tax expense	8	**(77.2)**	(64.7)
Profit for the year from continuing operations		**185.1**	161.8
Profit for the year from discontinued operations	40	**0.3**	43.7
Profit for the year		**185.4**	205.5
Attributable to:			
Equity holders of the parent company		**186.2**	206.5
Minority interests	34	**(0.8)**	(1.0)
		185.4	205.5

	Notes	pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company			
Continuing operations			
Basic	9	**88.3**	76.5
Diluted	9	**86.9**	75.3
Total			
Basic	9	**88.5**	96.9
Diluted	9	**87.1**	95.4

The notes on pages 62 to 103 form an integral part of the accounts.

CONSOLIDATED AND PARENT COMPANY BALANCE SHEETS

as at 31st March 2008

		Group		Parent company	
		2008	2007	2008	2007 restated
	Notes	£ million	£ million	£ million	£ million
Assets					
Non-current assets					
Property, plant and equipment	14	**706.3**	600.7	**283.3**	249.2
Goodwill	15	**482.8**	399.2	**249.5**	249.5
Other intangible assets	16	**110.3**	40.1	**5.5**	5.5
Investments in subsidiaries	17	**–**	–	**388.5**	349.1
Investment in associate	18	**3.7**	4.8	**–**	–
Deferred income tax assets	30	**22.3**	8.9	**15.0**	–
Available-for-sale investments	19	**5.2**	4.8	**–**	–
Swaps related to borrowings	25	**12.6**	–	**12.6**	–
Other receivables	22	**0.4**	0.4	**377.7**	297.4
Post-employment benefits net assets	13	**68.5**	49.2	**65.1**	45.5
Total non-current assets		**1,412.1**	1,108.1	**1,397.2**	1,196.2
Current assets					
Inventories	20	**380.4**	362.7	**96.3**	99.2
Current income tax assets		**6.2**	7.0	**–**	3.1
Trade and other receivables	22	**654.9**	527.3	**1,419.7**	1,016.8
Available-for-sale investments	19	**–**	0.2	**–**	–
Cash and deposits	25	**102.1**	73.2	**25.2**	9.9
Other financial assets	26	**6.0**	3.2	**5.7**	3.3
Other current assets		**–**	7.1	**–**	7.1
Assets classified as held for sale	24	**44.6**	0.4	**7.1**	–
Total current assets		**1,194.2**	981.1	**1,554.0**	1,139.4
Total assets		**2,606.3**	2,089.2	**2,951.2**	2,335.6
Liabilities					
Current liabilities					
Trade and other payables	23	**(481.6)**	(416.0)	**(1,144.5)**	(773.7)
Current income tax liabilities		**(76.5)**	(52.7)	**(24.4)**	–
Borrowings and finance leases	25	**(122.0)**	(27.5)	**(54.6)**	(20.1)
Other financial liabilities	27	**(19.2)**	(2.0)	**(19.0)**	(2.3)
Provisions	29	**(5.1)**	(7.7)	**(15.0)**	(2.6)
Liabilities classified as held for sale	24	**(21.5)**	–	**–**	–
Total current liabilities		**(725.9)**	(505.9)	**(1,257.5)**	(798.7)
Non-current liabilities					
Borrowings, finance leases and related swaps	25	**(603.1)**	(410.5)	**(597.6)**	(405.1)
Deferred income tax liabilities	30	**(49.4)**	(36.5)	**–**	(14.1)
Employee benefits obligations	13	**(51.3)**	(48.3)	**(11.0)**	(11.7)
Provisions	29	**(13.3)**	(8.7)	**(7.7)**	(5.8)
Other payables	23	**(3.0)**	(1.2)	**(126.5)**	(83.7)
Total non-current liabilities		**(720.1)**	(505.2)	**(742.8)**	(520.4)
Total liabilities		**(1,446.0)**	(1,011.1)	**(2,000.3)**	(1,319.1)
Net assets		**1,160.3**	1,078.1	**950.9**	1,016.5
Equity					
Share capital	31	**220.7**	220.5	**220.7**	220.5
Share premium account	33	**148.3**	146.3	**148.3**	146.3
Shares held in employee share ownership trusts	33	**(68.6)**	(61.9)	**(68.4)**	(61.5)
Other reserves	32	**(20.6)**	(12.9)	**(0.4)**	8.4
Retained earnings	33	**879.1**	783.7	**650.7**	702.8
Total equity attributable to equity holders of the parent company	33	**1,158.9**	1,075.7	**950.9**	1,016.5
Minority interests	34	**1.4**	2.4	**–**	–
Total equity		**1,160.3**	1,078.1	**950.9**	1,016.5

The accounts were approved by the Board of Directors on 3rd June 2008 and signed on its behalf by:

N A P Carson
J N Sheldrick Directors

The notes on pages 62 to 103 form an integral part of the accounts.

CONSOLIDATED AND PARENT COMPANY CASH FLOW STATEMENTS

for the year ended 31st March 2008

	Notes	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 restated £ million
Cash flows from operating activities					
Profit / (loss) before tax		**262.3**	226.5	**48.1**	(53.6)
Adjustments for:					
Share of loss / (profit) in associate	18	**1.1**	(0.9)	**-**	-
Discontinued operations	40	**0.3**	15.9	**-**	-
Depreciation, amortisation and profit on sale of non-current assets and investments		**82.0**	77.7	**32.2**	175.9
Share-based payments		**4.3**	6.9	**2.5**	3.6
Decrease / (increase) in inventories		**8.3**	(82.5)	**17.0**	20.8
Increase in receivables		**(87.1)**	(136.5)	**(330.6)**	(9.7)
(Decrease) / increase in payables		**(11.7)**	104.6	**260.1**	28.6
(Decrease) / increase in provisions		**(3.1)**	5.9	**0.3**	2.5
Employee benefit obligations charge less contributions		**(6.8)**	(9.1)	**(7.4)**	(6.6)
Changes in fair value of financial instruments		**2.3**	5.2	**5.4**	(0.1)
Net finance costs / (income)		**30.3**	26.8	**10.0**	(0.8)
Income tax paid		**(71.5)**	(81.4)	**(3.3)**	(32.2)
Net cash inflow from operating activities		**210.7**	159.1	**34.3**	128.4
Cash flows from investing activities					
Dividends received from associate	18	**0.4**	0.5	**-**	-
Purchases of non-current assets and investments	35	**(145.1)**	(125.0)	**(105.8)**	(43.9)
Proceeds from sale of non-current assets and investments		**1.5**	3.5	**1.0**	0.1
Purchases of businesses and minority interests	35	**(158.1)**	(8.6)	**-**	(5.1)
Net proceeds from sale of businesses and minority interests	35	**(1.8)**	127.1	**(1.2)**	4.1
Net cash outflow from investing activities		**(303.1)**	(2.5)	**(106.0)**	(44.8)
Cash flows from financing activities					
Net purchase of own shares	35	**(44.6)**	(50.4)	**(45.4)**	(50.4)
Proceeds from / (repayment of) borrowings and finance leases	35	**208.0**	(71.8)	**211.7**	14.2
Dividends paid to equity holders of the parent company	10	**(72.3)**	(66.0)	**(72.3)**	(66.0)
Interest paid		**(39.4)**	(31.3)	**(87.5)**	(66.9)
Interest received		**9.7**	4.9	**77.8**	68.0
Net cash inflow / (outflow) from financing activities		**61.4**	(214.6)	**84.3**	(101.1)
(Decrease) / increase in cash and cash equivalents in the year		**(31.0)**	(58.0)	**12.6**	(17.5)
Exchange differences on cash and cash equivalents		**9.5**	(7.1)	**-**	-
Cash and cash equivalents at beginning of year		**60.0**	125.1	**(7.5)**	10.0
Cash and cash equivalents at end of year	36	**38.5**	60.0	**5.1**	(7.5)
Reconciliation to net debt					
(Decrease) / increase in cash and cash equivalents in the year		**(31.0)**	(58.0)	**12.6**	(17.5)
(Proceeds from) / repayment of borrowings and finance leases		**(208.0)**	71.8	**(211.7)**	(14.2)
Change in net debt resulting from cash flows		**(239.0)**	13.8	**(199.1)**	(31.7)
Borrowings acquired with subsidiaries		**(3.6)**	-	**-**	-
Borrowings disposed of with subsidiaries		**-**	19.1	**-**	-
Exchange differences on net debt		**(3.0)**	14.3	**-**	2.4
Movement in net debt in year		**(245.6)**	47.2	**(199.1)**	(29.3)
Net debt at beginning of year		**(364.8)**	(412.0)	**(415.3)**	(386.0)
Net debt at end of year	25	**(610.4)**	(364.8)	**(614.4)**	(415.3)

The notes on pages 62 to 103 form an integral part of the accounts.

CONSOLIDATED AND PARENT COMPANY STATEMENTS OF RECOGNISED INCOME AND EXPENSE

for the year ended 31st March 2008

		Group		Parent company	
		2008	2007	2008	2007 restated
	Notes	£ million	£ million	£ million	£ million
Currency translation differences on foreign currency net investments and related loans		**30.7**	(67.3)	**0.1**	1.4
Currency translation differences – transferred to profit on sale of discontinued operations		**-**	(3.8)	**-**	–
Fair value gain on available-for-sale investments transferred to profit on sale		**(0.1)**	-	**-**	–
Cash flow hedges – (losses) / gains taken to equity		**(12.2)**	3.1	**(11.9)**	2.7
Cash flow hedges – transferred to income statement in the year		**(0.1)**	1.2	**0.1**	1.4
Fair value (losses) / gains on net investment hedges		**(37.5)**	23.3	**-**	–
Fair value gains on net investment hedges – transferred to profit on sale of discontinued operations		**-**	(2.0)	**-**	–
Actuarial gain / (loss) on post-employment benefits assets and liabilities	*13*	**16.2**	(32.3)	**13.0**	(32.2)
Tax on above items taken directly to or transferred from equity		**6.9**	13.5	**(0.8)**	8.6
Net income / (expense) recognised directly in equity		**3.9**	(64.3)	**0.5**	(18.1)
Profit / (loss) for the year		**185.4**	205.5	**44.9**	(75.1)
Total recognised income and expense relating to the year		**189.3**	141.2	**45.4**	(93.2)
Change in accounting policy – retained earnings		**-**	–	**6.6**	–
		189.3	141.2	**52.0**	(93.2)
Total recognised income and expense attributable to:					
Equity holders of the parent company		**190.1**	142.2	**45.4**	(93.2)
Minority interests		**(0.8)**	(1.0)	**-**	–
		189.3	141.2	**45.4**	(93.2)

The notes on pages 62 to 103 form an integral part of the accounts.

ACCOUNTING POLICIES

for the year ended 31st March 2008

The group's and parent company's significant accounting policies, together with the judgments made by management in applying those policies which have the most significant effect on the amounts recognised in the accounts, are:

Basis of accounting and preparation

The accounts are prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the Standing Interpretations Committee (SIC) as adopted by the European Union. For Johnson Matthey, there are no differences between IFRS as adopted by the European Union and full IFRS as published by the International Accounting Standards Board and so the accounts comply with IFRS.

The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained below.

The parent company has not presented its own income statement and related notes as permitted by section 230 of the Companies Act 1985.

Basis of consolidation

The consolidated accounts comprise the accounts of the parent company and all its subsidiaries, including employee share ownership trusts, and include the group's interest in associates.

Entities over which the group has the ability to exercise control are accounted for as subsidiaries. Entities that are not subsidiaries or joint ventures but where the group has significant influence (i.e. the power to participate in the financial and operating policy decisions) are accounted for as associates.

The results and assets and liabilities of associates are included in the consolidated accounts using the equity method of accounting.

The results of businesses acquired or disposed of in the year are consolidated from or up to the effective date of acquisition or disposal respectively. The net assets of businesses acquired are incorporated in the consolidated accounts at their fair values at the date of acquisition.

Transactions and balances between subsidiaries are eliminated. No profit is taken on transactions between subsidiaries and the group's share of profits on transactions with associates is also eliminated.

In the parent company balance sheet, businesses acquired by the parent company from other group companies are incorporated at book value at the date of acquisition. Where the consideration given exceeds the book value of the assets acquired this difference is accounted for as goodwill.

Revenue

Revenue comprises all sales of goods and rendering of services at the fair value of consideration received or receivable after the deduction of any trade discounts and excluding sales taxes. Revenue is recognised when it can be measured reliably and the significant risks and rewards of ownership are transferred to the customer. With the sale of goods this occurs when the goods are despatched or made available to the customer, except for the sale of consignment products located at customers' premises where revenue is recognised on notification that the product has been used. With the rendering of services revenue is recognised by reference to the stage of completion as measured by the proportion that costs incurred to date bear to the estimated total costs. With royalties revenue is recognised in accordance with the substance of the relevant agreement.

Construction contracts

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion. This is measured by the proportion that contract costs incurred to date bear to the estimated total contract costs.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that the total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Foreign currencies

Foreign currency transactions are recorded in the functional currency of the relevant subsidiary, associate or branch at the exchange rate at the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the relevant functional currency at the exchange rate at the balance sheet date.

Income statements and cash flows of overseas subsidiaries, associates and branches are translated into sterling at the average rates for the year.

Balance sheets of overseas subsidiaries, associates and branches, including any fair value adjustments and including related goodwill, are translated into sterling at the exchange rates at the balance sheet date.

Exchange differences arising on the translation of the net investment in overseas subsidiaries, associates and branches, less exchange differences arising on related foreign currency financial instruments which hedge the group's net investment in these operations, are taken to a separate component of equity. The group has taken advantage of the exemption allowed in IFRS 1 – 'First-time Adoption of International Reporting Standards' to deem the cumulative translation difference for all overseas subsidiaries, associates and branches to be zero at 1st April 2004.

Other exchange differences are taken to operating profit.

Finance costs and finance income

Finance costs and finance income are recognised in the income statement in the year incurred.

ACCOUNTING POLICIES

for the year ended 31st March 2008

Research and development

Research expenditure is charged to the income statement in the year incurred.

Development expenditure is charged to the income statement in the year incurred unless it meets the IFRS recognition criteria for capitalisation. When the recognition criteria have been met any further development expenditure is capitalised as an intangible asset.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment. Finance costs are not capitalised.

Depreciation is provided using the straight line method to write off the cost less estimated residual value over the useful life of the asset. The estimated useful lives vary according to the class of the asset, but are typically: leasehold property 30 years (or the life of the lease if shorter); freehold buildings 30 years; and plant and equipment 4 to 10 years. Freehold land is not depreciated.

Goodwill

Goodwill arises on the acquisition of a business when the fair value of the consideration given exceeds the fair value attributed to the net assets acquired (including contingent liabilities). It is subject to annual impairment reviews.

The group and parent company have taken advantage of the exemption allowed under IFRS 1 and so goodwill arising on acquisitions made before 1st April 2004 is included at the carrying amount at that date less any subsequent impairments. Up to 31st March 1998 goodwill was eliminated against reserves.

Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any provisions for impairment. They are amortised in accordance with the relevant income stream or by using the straight line method over their useful lives from the time they are first available for use. The estimated useful lives vary according to the specific asset but are typically: 1 to 8 years for customer contracts and relationships; 3 to 8 years for capitalised software; 3 to 10 years for patents, trademarks and licences; and 3 to 8 years for capitalised development currently being amortised.

Intangible assets which are not yet being amortised are subject to annual impairment reviews.

Investments in subsidiaries

Investments in subsidiaries are stated in the parent company's balance sheet at cost less any provisions for impairment. Any distributions from pre-acquisition profits are recognised as a reduction to the cost of the investment.

Leases

Leases are classified as finance leases whenever they transfer substantially all the risks and rewards of ownership to the group. The assets are included in property, plant and equipment and the capital elements of the leasing commitments are shown as obligations under finance leases. The assets are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement.

All other leases are classified as operating leases and the lease costs are expensed on a straight line basis over the lease term.

Grants

Grants related to assets are included in deferred income and released to the income statement in equal instalments over the expected useful lives of the related assets.

Grants related to income are deducted in reporting the related expense.

Precious metal inventories

Inventories of gold, silver and platinum group metals are valued according to the source from which the metal is obtained. Metal which has been purchased and committed to future sales to customers or hedged in metal markets is valued at the price at which it is contractually committed or hedged, adjusted for unexpired contango and backwardation. Other precious metal inventories owned by the group, which are unhedged, are valued at the lower of cost and net realisable value using the weighted average cost formula.

Other inventories

Non precious metal inventories are valued at the lower of cost, including attributable overheads, and net realisable value. Except where costs are specifically identified, the first-in, first-out or weighted average cost formulae are used to value inventories.

Cash and cash equivalents

Cash and deposits comprise cash at bank and in hand, including short term deposits with a maturity date of three months or less from the date of acquisition. The group and parent company routinely use short term bank overdraft facilities, which are repayable on demand, as an integral part of their cash management policy. Therefore cash and cash equivalents in the cash flow statements are cash and deposits less bank overdrafts. Offset arrangements across group businesses have been applied to arrive at the net cash and overdraft figures.

Derivative financial instruments

The group and parent company use derivative financial instruments, in particular forward currency contracts and currency swaps, to manage the financial risks associated with their underlying business activities and the financing of those activities. The group and parent company do not undertake any trading activity in derivative financial instruments.

Derivative financial instruments are measured at their fair value. Derivative financial instruments may be designated at inception as fair value hedges, cash flow hedges or net investment hedges if appropriate.

Changes in the fair value of any derivative financial instruments that are not designated as or are not determined to be effective hedges are recognised immediately in the income statement.

Changes in the fair value of derivative financial instruments designated as fair value hedges are recognised in the income statement, together with the related changes in the fair value of the hedged asset or liability. Fair value hedge accounting is discontinued if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the designation is revoked.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in equity, to the extent that the hedges are effective. Ineffective portions are recognised in the income statement immediately. If the hedged item results in the recognition of a non-financial asset or liability, the amount recognised in equity is transferred out of equity and included in the initial carrying amount of the asset or liability. Otherwise, the amount recognised in equity is transferred to the income statement in the same period that the hedged item is recognised in the income statement. If the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the designation is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If a forecast transaction is no longer expected to occur, the amounts previously recognised in equity are transferred to the income statement.

For hedges of net investments in foreign operations, the effective portion of the gain or loss on the hedging instrument is recognised in equity, while the ineffective portion is recognised in the income statement. Amounts taken to equity are transferred to the income statement when the foreign operations are sold.

Other financial instruments

All other financial instruments are initially recognised at fair value plus transaction costs. Subsequent measurement is as follows:

- Unhedged borrowings are measured at amortised cost.
- Available-for-sale investments are measured at fair value with changes in fair value recognised directly in equity. On disposal of the investment the amount recognised in equity will be transferred to the income statement at the trade date.
- All other financial assets and liabilities, including short term receivables and payables, are measured at amortised cost less any impairment provision.

Taxation

Current and deferred tax are recognised in the income statement, except when they relate to items recognised directly in equity when the related tax is also recognised in equity.

Current tax is the amount of income tax expected to be paid in respect of the taxable profits using the tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the balance sheet. It is provided using the tax rates that are expected to apply in the period when the asset or liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. No deferred tax asset or liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches and associates where the group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Provisions and contingencies

Provisions are recognised when the group has a present obligation as a result of a past event and a reliable estimate can be made of a probable adverse outcome, for example warranties, environmental claims and restructurings. Otherwise, material contingent liabilities are disclosed unless the transfer of economic benefits is remote. Contingent assets are only disclosed if an inflow of economic benefits is probable.

The group considers financial guarantees of its share of the borrowings and precious metal leases of its associates to be insurance contracts. The parent company considers financial guarantees of its subsidiaries' borrowings and precious metal leases to be insurance contracts. These are treated as contingent liabilities unless it becomes probable that it will be required to make a payment under the guarantee.

Share-based payments and employee share ownership trusts (ESOTs)

The fair value of outstanding share options granted to employees and shares allocated to employees under the long term incentive plans after 7th November 2002 is calculated using an adjusted Black-Scholes options valuation model and the resulting cost is charged to the income statement over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting where appropriate.

The group and parent company provide finance to the ESOTs to purchase company shares in the open market. Costs of running the ESOTs are charged to the income statement. The cost of shares held by the ESOTs are deducted in arriving at equity until they vest unconditionally in employees.

Pensions and other post-employment benefits

The group operates a number of contributory and non-contributory plans, mainly of the defined benefit type, which require contributions to be made to separately administered funds.

The costs of the defined contribution plans are charged to the income statement as they fall due.

For defined benefit plans, the group and parent company recognise the net assets or liabilities of the schemes in their balance sheets. Obligations are measured at present value using the projected unit credit method and a discount rate reflecting yields on high quality corporate bonds. Assets are measured at their fair value at the balance sheet date. The changes in scheme assets and liabilities, based on actuarial advice, are recognised as follows:

- The current service cost is spread over the period during which benefit is expected to be derived from the employees' services based on the most recent actuarial valuation and is deducted in arriving at operating profit.
- The interest cost, based on the discount rate at the beginning of the year and the present value of the defined benefit obligation during the year, is included in operating profit.
- The expected return on plan assets, based on market expectations at the beginning of the year for returns over the entire life of the related obligation and amended for changes in the fair value of plan assets as a result of contributions paid in and benefits paid out, is included in operating profit.
- Actuarial gains and losses, representing differences between the expected return and actual return on plan assets and reimbursement rights, differences between actuarial assumptions underlying the plan liabilities and actual experience during the year, and changes in actuarial assumptions, are recognised in the statement of recognised income and expense in the year they occur.
- Past service costs are spread evenly over the period in which the increases in benefit vest and are deducted in arriving at operating profit. If an increase in benefits vests immediately, the cost is recognised immediately.
- Gains or losses arising from settlements or curtailments are included in operating profit.

Standards and interpretations adopted in the year

The standards and interpretations which were adopted during the year were IFRS 7 – 'Financial Instruments: Disclosures', Amendment to International Accounting Standard (IAS) 1 – 'Capital Disclosures' and IFRIC 10 – 'Interim Financial Reporting and Impairment'. There were no changes in accounting policy and no effect on current or prior year results or net assets of the group and parent company.

IFRIC 11 – 'IFRS 2 – Group and Treasury Share Transactions' was also adopted during the year. There were no changes in accounting policy and no effect on current or prior year results or net assets of the group. In the parent company the cost of share-based payments granted to its subsidiaries' employees (to the extent that it is not recharged) is accounted for as an additional investment in subsidiaries. The cost has been recharged to its subsidiaries this year and so this is the only change to the results for the year ended 31st March 2008. The parent company has restated its comparatives for the year ended 31st March 2007 and so investments in subsidiaries and equity at 31st March 2007 have been increased by £6.6 million.

Standards and interpretations issued but not yet applied

IFRS 8 – 'Operating Segments' was issued in November 2006 and is required to be applied for annual periods beginning on or after 1st January 2009. It replaces IAS 14 – 'Segment Reporting' and requires the identification of operating segments based on internal reporting to the chief operating decision maker and changes the disclosure requirements. Johnson Matthey has not yet completed its evaluation of the impact on its disclosures but adoption of the standard will not affect the reported results or net assets of the group and parent company.

IFRIC 12 – 'Service Concession Arrangements' was issued in November 2006 and is required to be applied for annual periods beginning on or after 1st January 2008. This will not affect the reported results or net assets of the group and parent company.

IAS 23 – 'Borrowing Costs' was revised in March 2007 and is required to be applied for annual periods beginning on or after 1st January 2009. It requires that borrowing costs that are directly attributable to the acquisition, construction or production of an asset which takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. The effect on the group and parent company is still being evaluated.

IFRIC 13 – 'Customer Loyalty Programmes' was issued in June 2007 and is required to be applied for annual periods beginning on or after 1st July 2008. This will not affect the reported results or net assets of the group and parent company.

IFRIC 14 – 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' was issued in July 2007 and is required to be applied for annual periods beginning on or after 1st January 2008. The effect on the group and parent company is still being evaluated.

IAS 1 – 'Presentation of Financial Statements' was revised in September 2007 and is required to be applied for annual periods beginning on or after 1st January 2009. It requires a number of presentational changes but will not affect the reported results or net assets of the group and parent company.

IFRS 3 – 'Business Combinations' was revised and IAS 27 – 'Consolidated and Separate Financial Statements' was amended in January 2008 and are required to be applied for annual periods beginning on or after 1st July 2009. They require changes to the accounting for future business combinations and the accounting in the event of the loss of control over a subsidiary and so will not result in any restatement of reported results or net assets of the group and parent company.

Amendment to IFRS 2 – 'Vesting Conditions and Cancellations' was issued in January 2008 and is required to be applied for annual periods beginning on or after 1st January 2009. The effect on the group and parent company is still being evaluated.

NOTES ON THE ACCOUNTS

for the year ended 31st March 2008

1 Segmental information

By business segment

As described in the Annual Report and Accounts for the year ended 31st March 2007, the group reorganised its divisional structure on 1st April 2007 creating a new Environmental Technologies Division and a new Fine Chemicals & Catalysts Division. Fine Chemicals & Catalysts was created by adding the businesses which serve the speciality chemicals and pharmaceutical markets previously reported in Catalysts to Pharmaceutical Materials. Environmental Technologies is made up of the remaining Catalysts' businesses. Hence, for management purposes the group is now organised into three operating divisions – Environmental Technologies, Precious Metal Products and Fine Chemicals & Catalysts. Their principal activities are described on pages 15 to 21. Sales between segments are made at market prices, taking into account the volumes involved.

Year ended 31st March 2008

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals & Catalysts £ million	Eliminations £ million	Total £ million
Sales to external customers	2,289.7	4,688.1	520.9	-	7,498.7
Inter-segment sales	6.6	1,170.3	101.3	(1,278.2)	-
Total revenue	2,296.3	5,858.4	622.2	(1,278.2)	7,498.7
External sales excluding the value of precious metals	1,139.6	307.4	303.2	-	1,750.2
Underlying segment result	147.3	102.1	67.1	-	316.5
Amortisation of acquired intangibles (note 3)	(3.1)	-	-	-	(3.1)
Segment result	144.2	102.1	67.1	-	313.4
Unallocated corporate expenses					(19.7)
Operating profit					293.7
Net finance costs					(30.3)
Share of loss of associate		(1.1)			(1.1)
Profit before tax					262.3
Income tax expense					(77.2)
Profit for the year from continuing operations					185.1
Profit for the year from discontinued operations					0.3
Profit for the year					185.4
Segment assets	1,486.5	281.4	543.9	(78.1)	2,233.7
Investment in associate	-	3.7	-	-	3.7
Cash, deposits and swaps related to borrowings					114.7
Current and deferred income tax assets					28.5
Post-employment benefits net assets					68.5
Assets classified as held for sale					44.6
Unallocated corporate assets					112.6
Total assets					2,606.3
Segment liabilities	346.6	111.5	63.0	(78.1)	443.0
Borrowings, finance leases and related swaps					725.1
Current and deferred income tax liabilities					125.9
Employee benefits obligations					51.3
Liabilities classified as held for sale					21.5
Unallocated corporate liabilities					79.2
Total liabilities					1,446.0
Segment capital expenditure	105.8	12.0	25.0	-	142.8
Corporate capital expenditure					2.2
Total capital expenditure					145.0
Segment depreciation and amortisation	47.6	13.5	17.3	-	78.4
Corporate depreciation					2.0
Total depreciation and amortisation					80.4
Significant non-cash expenses other than depreciation	-	-	-	-	-

1 Segmental information (continued)
By business segment (continued)

Year ended 31st March 2007 (restated)

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals & Catalysts £ million	Eliminations £ million	Total £ million
Sales to external customers	1,864.3	3,824.4	463.0	–	6,151.7
Inter-segment sales	2.4	1,162.6	73.4	(1,238.4)	–
Total revenue	1,866.7	4,987.0	536.4	(1,238.4)	6,151.7
External sales excluding the value of precious metals	896.2	290.0	268.0	–	1,454.2
Underlying segment result	122.9	85.3	64.2	–	272.4
Amortisation of acquired intangibles (note 3)	(2.8)	–	–	–	(2.8)
Segment result	120.1	85.3	64.2	–	269.6
Unallocated corporate expenses					(17.2)
Operating profit					252.4
Net finance costs					(26.8)
Share of profit of associate		0.9			0.9
Profit before tax					226.5
Income tax expense					(64.7)
Profit for the year from continuing operations					161.8
Profit for the year from discontinued operations					43.7
Profit for the year					205.5
Segment assets	1,097.0	298.4	538.1	(54.9)	1,878.6
Investment in associate	–	4.8	–	–	4.8
Cash and deposits					73.2
Current and deferred income tax assets					15.9
Post-employment benefits net assets					49.2
Unallocated corporate assets					67.5
Total assets					2,089.2
Segment liabilities	297.8	92.1	53.2	(54.9)	388.2
Borrowings, finance leases and related swaps					438.0
Current and deferred income tax liabilities					89.2
Employee benefits obligations					48.3
Unallocated corporate liabilities					47.4
Total liabilities					1,011.1
Segment capital expenditure	82.4	11.2	19.8	–	113.4
Capital expenditure on discontinued operations					4.5
Corporate capital expenditure					1.9
Total capital expenditure					119.8
Segment depreciation and amortisation	39.3	13.4	17.2	–	69.9
Depreciation on discontinued operations					5.5
Corporate depreciation					2.1
Total depreciation and amortisation					77.5
Significant non-cash expenses other than depreciation	1.5	1.3	–	–	2.8

1 Segmental information (continued)

By geographical segment

All the divisions of the group have a presence in each of the geographical segments.

Year ended 31st March 2008

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Eliminations £ million	Total £ million
External sales by geographical destination	3,070.1	2,325.9	1,408.9	693.8	-	7,498.7
Carrying value of segment assets by location	1,524.6	418.6	254.3	171.1	(134.9)	2,233.7
Capital expenditure by location of assets	88.4	32.2	16.5	7.9	-	145.0

Year ended 31st March 2007

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Eliminations £ million	Total £ million
External sales by geographical destination	2,654.5	1,496.3	1,339.8	661.1	-	6,151.7
Carrying value of segment assets by location	1,154.5	478.6	176.7	141.2	(72.4)	1,878.6
Capital expenditure by location of assets	61.7	29.8	17.5	10.8	-	119.8

2 Revenue

	2008 £ million	2007 £ million
Sale of goods	7,361.4	6,021.5
Rendering of services	118.1	109.8
Royalties / licence income	19.2	20.4
Total revenue – continuing operations	7,498.7	6,151.7

3 Amortisation of acquired intangibles

The amortisation of intangible assets which arise on the acquisition of businesses has been separated from administrative expenses and is now shown separately on the face of the income statement. The income statement for the year ended 31st March 2007 has been restated accordingly. It is excluded from underlying operating profit.

4 Fees payable to auditors

	£ million	2008 £ million	£ million	2007 £ million
Fees payable to the company's auditor for the audit of the company's annual accounts		0.5		0.4
Fees payable to the company's auditor and its associates for other services:				
– the audit of the company's subsidiaries, pursuant to legislation	0.7		0.7	
– other services supplied pursuant to legislation	0.1		0.1	
– tax services	0.2		0.3	
– due diligence	0.1		0.2	
Total fees payable to the company's auditor and its associates for other services		1.1		1.3
Total fees payable to the company's auditor		1.6		1.7

5 Operating profit

		2008 £ million	2007 restated £ million
Operating profit is arrived at after charging / (crediting):			
Total research and development expenditure		73.0	66.5
less development expenditure capitalised		(9.0)	(7.8)
Research and development charged		64.0	58.7
less external funding received	– from government grants	(1.9)	(1.9)
	– from other organisations	(3.0)	(2.6)
Net research and development – continuing operations		59.1	54.2
Net research and development – discontinued operations		–	1.5
Net research and development		59.1	55.7
Inventories recognised as an expense – continuing operations		6,551.3	5,300.0
Inventories recognised as an expense – discontinued operations		–	94.9
Inventories recognised as an expense		6,551.3	5,394.9
Write-down of inventories recognised as an expense		5.7	3.2
Reversal of write-down of inventories arising from increases in net realisable value		(0.5)	(0.5)
Net (gains) / losses on foreign exchange – continuing operations		(1.3)	1.7
Net losses on foreign exchange – discontinued operations		–	0.5
Net (gains) / losses on foreign exchange		(1.3)	2.2
Net gains on foreign currency forwards held for trading		–	(0.2)
Cash flow hedges transferred from equity	– revenue	2.2	(2.9)
	– cost of sales	(2.2)	1.7
	– administrative expenses	0.1	–
	– total	0.1	(1.2)
Depreciation of property, plant and equipment – continuing operations		68.3	63.1
Depreciation of property, plant and equipment – discontinued operations		–	5.5
Depreciation of property, plant and equipment		68.3	68.6
Amortisation of internally generated intangible assets included in cost of sales		5.3	2.5
Amortisation of other intangible assets included in	– cost of sales	2.2	2.1
	– distribution costs	0.1	0.1
	– administrative expenses	1.4	1.4
	– amortisation of acquired intangibles (note 3)	3.1	2.8
Operating lease rentals payable	– minimum lease payments – continuing operations	8.6	8.3
Operating lease rentals payable	– minimum lease payments – discontinued operations	–	0.3
Operating lease rentals payable	– minimum lease payments	8.6	8.6
Operating lease rentals payable	– sublease payments received	(0.1)	–

Unless otherwise specified, the items above are for both continuing operations and total group.

6 Finance costs

	2008 £ million	2007 £ million
Remaining loss on remeasurement of net investment hedging instruments to fair value	**1.7**	0.2
Net loss on remeasurement of fair value hedges and related hedged items to fair value	**0.6**	–
Net losses on financial assets and liabilities classified as held for trading	**2.3**	0.2
Interest payable on financial liabilities measured at amortised cost	**37.5**	35.8
Unwinding of discount on provisions	**0.1**	–
Total finance costs – continuing operations	**39.9**	36.0

7 Finance income

	2008 £ million	2007 £ million
Interest receivable on interest rate swaps	**3.6**	5.0
Net gain on remeasurement of fair value hedges and related hedged items to fair value	**-**	0.3
Net gain on remeasurement of foreign currency swaps held for trading	**0.5**	0.1
Net gains on financial assets and liabilities classified as held for trading	**4.1**	5.4
Interest receivable on loans and receivables	**5.5**	3.8
Total finance income – continuing operations	**9.6**	9.2

8 Taxation

	2008 £ million	2007 £ million
Current tax		
Corporation tax on profits for the year	**96.9**	60.9
Adjustment for prior years	**0.6**	(0.5)
Total current tax	**97.5**	60.4
Deferred tax		
Origination and reversal of temporary differences	**(16.3)**	3.9
Changes in tax rates and laws	**(0.1)**	0.4
Recognition of previously unrecognised deferred tax assets	**(0.5)**	–
Adjustment to estimated recoverable amount of deferred tax assets arising in prior years	**(3.4)**	–
Total deferred tax	**(20.3)**	4.3
Income tax expense – continuing operations	**77.2**	64.7

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2008 £ million	2007 £ million
Profit before tax	**262.3**	226.5
Tax expense at UK corporation tax rate of 30% (2007 30%)	**78.7**	68.0
Effects of:		
Overseas tax rates	**3.3**	–
Expenses not deductible for tax purposes	**1.0**	3.9
Net utilisation of tax losses and tax holidays	**(1.7)**	(5.7)
Adjustments for prior years	**(2.8)**	–
Research and development credits	**(3.3)**	(2.9)
Other	**2.0**	1.4
Tax expense for the year	**77.2**	64.7

In July 2007 the UK government enacted a change in the UK corporation tax rate from 30% to 28% effective from 1st April 2008 and so the UK deferred tax balances at 31st March 2008 have been recalculated at the new rate.

9 Earnings per ordinary share

	2008 pence	2007 pence
Total		
Basic	**88.5**	96.9
Diluted	**87.1**	95.4
Continuing		
Basic	**88.3**	76.5
Diluted	**86.9**	75.3
Discontinued		
Basic	**0.2**	20.4
Diluted	**0.2**	20.1

Earnings per ordinary share have been calculated by dividing the profit attributable to equity holders of the parent company by the weighted average number of shares in issue during the period.

	2008 £ million	2007 £ million
Earnings		
Profit for the year from continuing operations attributable to equity holders of the parent company	**185.9**	163.0
Profit for the year from discontinued operations attributable to equity holders of the parent company	**0.3**	43.5
Profit for the year attributable to equity holders of the parent company	**186.2**	206.5

Profit for the year from discontinued operations attributable to equity holders of the parent company is after taking account of the minority interests of discontinued operations of £ nil (2007 £0.2 million).

	2008	2007 restated
Weighted average number of shares in issue		
Basic	**210,502,894**	213,219,273
Dilution for share options and long term incentive plans	**3,313,868**	3,398,990
Diluted	**213,816,762**	216,618,263

Underlying earnings per ordinary share are calculated as follows:

	2008 £ million	2007 restated £ million
Profit for the year attributable to equity holders of the parent company	**186.2**	206.5
Amortisation of acquired intangibles	**3.1**	2.8
Profit on disposal of discontinued operations	**-**	(34.4)
Tax thereon	**(0.9)**	0.3
Underlying profit for the year	**188.4**	175.2

	2008 pence	2007 restated pence
Underlying earnings per share		
Basic	**89.5**	82.2
Diluted	**88.1**	80.9

10 Dividends

	2008 £ million	2007 £ million
2005/06 final ordinary dividend paid – 21.0 pence per share	-	44.9
2006/07 interim ordinary dividend paid – 9.9 pence per share	-	21.1
2006/07 final ordinary dividend paid - 23.7 pence per share	50.0	-
2007/08 interim ordinary dividend paid – 10.6 pence per share	22.3	-
Total dividends	72.3	66.0

A final dividend of 26.0 pence per ordinary share has been proposed by the board which will be paid on 5th August 2008 to shareholders on the register at the close of business on 13th June 2008. The estimated amount to be paid is £54.7 million and has not been recognised in these accounts.

11 Employee and key management personnel costs

11a Employee numbers

	Group		Parent company	
	2008	2007 restated	2008	2007 restated
The average monthly number of employees during the year was:				
Environmental Technologies	**4,279**	3,711	**1,349**	1,212
Precious Metal Products	**1,957**	1,882	**852**	720
Fine Chemicals & Catalysts	**1,664**	1,689	**400**	500
Corporate and Central Research	**315**	292	**281**	260
Average number of employees – continuing operations	**8,215**	7,574	**2,882**	2,692
Discontinued operations	**155**	619	**-**	53
Average number of employees – total	**8,370**	8,193	**2,882**	2,745
Actual number of employees at 31st March – continuing operations	**8,722**	7,795	**2,924**	2,791
Discontinued operations	**927**	-	**-**	-
Actual number of employees at 31st March – total	**9,649**	7,795	**2,924**	2,791

The number of temporary employees included above at 31st March 2008 was 303 (2007 178) for the group and 58 (2007 49) for the parent company.

11b Employee benefits expense

	Group		Parent company	
	2008 £ million	2007 £ million	2008 £ million	2007 £ million
Wages and salaries – continuing operations	**249.6**	229.2	**105.3**	97.6
Social security costs – continuing operations	**24.9**	22.4	**9.8**	8.6
Pension and other post-employment costs – continuing operations	**23.2**	22.7	**13.7**	10.4
Share-based payments - continuing operations	**9.8**	10.9	**6.7**	9.9
Total employee benefits expense – continuing operations	**307.5**	285.2	**135.5**	126.5
Wages and salaries – discontinued operations	**1.8**	11.9	**-**	1.3
Social security costs – discontinued operations	**0.2**	3.1	**-**	0.1
Pension and other post-employment costs – discontinued operations	**0.1**	(0.8)	**-**	(0.8)
Share-based payments – discontinued operations	**-**	0.9	**-**	0.9
Total employee benefits expense – discontinued operations	**2.1**	15.1	**-**	1.5
Total employee benefits expense	**309.6**	300.3	**135.5**	128.0

Termination benefits of £1.2 million (2007 £1.2 million) for group continuing operations and £1.2 million (2007 £1.3 million) for the group are not included above. Termination benefits of £1.1 million (2007 £0.2 million) for parent company continuing operations and £1.1 million (2007 £0.3 million) for the parent company are not included above.

11 Employee and key management personnel costs (continued)

11c Key management personnel

The key management of the group and parent company consist of the board of directors and the members of the Chief Executive's Committee (CEC). The CEC has ten members (2007 eight members). Their compensation charged in the year was:

	2008 £ million	2007 £ million
Short term employee benefits	**5.9**	4.4
Pension and other post-employment costs	**0.5**	0.3
Share-based payments	**1.4**	1.7
Non-executive directors' fees and benefits	**0.5**	0.5
Total compensation of key management personnel	**8.3**	6.9

Other than the compensation above there were no transactions with any key management personnel. There were no balances outstanding at the year end.

Information on the directors' remuneration is given in the Remuneration Report on pages 45 to 51.

12 Share-based payments

Share options

Equity settled share options were granted to employees at the average of the market value of the company's shares over the three days prior to the date of grant and are subject to performance targets over a three year period and have a maximum life of ten years. The number of shares over which options were granted was based on a percentage of the employee's salary and from 2001 to 2006 approximately 800 employees have been granted options each year. In 2007 a new long term incentive plan was introduced and allocations of shares under this plan replaced the granting of share options. No share options were granted in the year ended 31st March 2008.

Options granted in 2004 to 2006 are subject to a minimum three year performance target of earnings per share (EPS) growth of UK RPI plus 3% per annum. Other performance targets are EPS growth of UK RPI plus 4% per annum and EPS growth of UK RPI plus 5% per annum. If the performance targets are not met at the end of the three year performance period, the options will lapse. Also, gains are capped at 100% of the grant price.

Options granted in 2001 to 2003 can only be exercised if the normalised EPS has grown by at least UK RPI plus 4% per annum over any three consecutive years during the life of the options. They are subject to annual retesting until they lapse on the tenth anniversary of grant. Since the targets have been met all these options are exercisable.

Some options granted in 2000 and before are still outstanding. These were subject to a performance target of EPS growth of UK RPI plus 2% over the three year performance period. Since that target has been met all these options are exercisable.

Long Term Incentive Plan (LTIP)

The new LTIP also replaced share allocations made under the previous LTIP. Under the new LTIP, shares are allocated to approximately 800 employees based on a percentage of salary and are subject to performance targets over a three year period. At 31st March 2008, shares allocated in 2007 were outstanding in respect of which the performance period has not expired. The minimum release of 15% of the allocation is subject to the achievement of a EPS growth of 6% compound per annum over the three year period. For the maximum release of 100% of the allocation, EPS must have grown by at least 15% compound per annum. The number of allocated shares released will vary on a straight line basis between these points. Allocations will lapse if the EPS growth is less than 6% compound per annum over the three year performance period.

Under the old LTIP, shares were allocated to directors and certain key executives of the group based upon a percentage of salary and are subject to performance conditions over a three year period. At 31st March 2008, shares allocated in 2005 and 2006 (at 31st March 2007, shares allocated in 2004, 2005 and 2006) were outstanding in respect of which the performance period has not expired. The release of shares is subject to a relative total shareholder return (TSR) compared to those companies ranked 51 to 150 in the FTSE index over a three year period. All shares are released if the company ranks in the 76th percentile or above. None of the shares are released if the company ranks in the 50th percentile or below. If the company ranks between these percentiles 35% and 100% of the shares are released on a straight line basis. In addition EPS growth must be at least equal to UK RPI plus 2% per annum over the three year performance period before any release is made.

Share Incentive Plan (SIP) – UK and Overseas

Under the SIP, all employees with at least one year of service with the group and who are employed by a participating group company are entitled to contribute up to 2.5% of basic pay each month, subject to a £125 per month limit. The SIP trustees buy shares (partnership shares) at market value each month with the employees' contributions. For each partnership share purchased, the group purchases two shares (matching shares) which are allocated to the employee. In the UK SIP, if the employee sells or transfers partnership shares within three years from the date of allocation, the linked matching shares are forfeited. In the Overseas SIP, partnership shares and matching shares are subject to a three year holding period and cannot be sold or transferred during that time.

12 Share-based payments (continued)

401k approved savings investment plans (401k plans)

In the US there are two 401k plans, one for salaried employees and one for hourly employees. Salaried employees may contribute up to 50% of their base pay and hourly employees up to 20% of their base pay, both subject to a statutory limit. Salaried employees choosing Johnson Matthey Plc shares matching are matched 100% of the first 4% contributed and hourly employees are matched 50% of the first 2% contributed. Employees may contribute after one month of service and are eligible for matching after one year of service.

Further details of the directors' remuneration under share-based payment plans are given in the Remuneration Report on pages 45 to 51.

Activity relating to share options was:

	2008 Number of options	2008 Weighted average exercise price pence	2007 Number of options	2007 Weighted average exercise price pence
Outstanding at the start of the year	**9,383,762**	**1,017.26**	8,189,652	948.23
Granted during the year	**–**	**–**	1,991,140	1,277.92
Forfeited during the year	**(112,788)**	**1,086.53**	(548,057)	999.14
Exercised during the year	**(4,324,728)**	**922.20**	(248,973)	871.05
Outstanding at the end of the year	**4,946,246**	**1,098.81**	9,383,762	1,017.26
Exercisable at the end of the year	**1,387,814**	**908.05**	364,641	771.71

Options were exercised on a regular basis throughout the year. The average share price during the year was 1,727.49 pence (2007 1,411.78 pence).

Details of share options outstanding at the end of the year are:

	2008 Number of options	2008 Weighted average remaining life years	2007 Number of options	2007 Weighted average remaining life years
Range of exercise price				
300 pence to 400 pence	**300**	**1.0**	601	2.0
400 pence to 500 pence	**–**	**–**	307	2.3
500 pence to 600 pence	**80,388**	**1.1**	163,282	1.9
600 pence to 700 pence	**–**	**–**	262	3.3
800 pence to 900 pence	**954,269**	**5.0**	4,324,370	6.4
900 pence to 1,000 pence	**73,446**	**2.3**	200,189	3.3
1,000 pence to 1,100 pence	**2,105,540**	**6.8**	2,802,497	7.2
1,200 pence to 1,300 pence	**1,732,303**	**8.3**	1,892,254	9.3
	4,946,246	**6.8**	9,383,762	7.1

The fair value of share options granted during the year ended 31st March 2007 was 234.3 pence per option. An adjusted Black-Scholes option pricing model was used to determine the fair value of the options granted. The inputs to the model were share price 1,299 pence, exercise price 1,282 pence, expected volatility 18.7%, expected option life 5 years, expected dividend rate 2.32% and risk free interest rate 4.77%. Expected volatility was determined by calculating the historical volatility of the company's share price over the previous three years. The expected option life took into account the effects of expected early exercise restrictions and behavioural considerations based on the history of previous option grants. Given the low employee turnover and the consistency of the historical average option life Black-Scholes was considered to be a suitable stochastic model to use for fair valuing Johnson Matthey's share options. The Black-Scholes option pricing model was adjusted to take account of the cap which reduces the benefit and cost appearing in the accounts.

12 Share-based payments (continued)

The fair value of the shares allocated during the year under the LTIP was 1,613.5 pence per share allocation (2007 504.7 pence per share allocation). The fair value was based on the share price at the date of allocation of 1,711.0 pence (2007 1,283.0 pence) adjusted for the present value of the expected dividends that will not be received at an expected dividend rate of 1.96% (2007 2.35%). The fair value of the shares allocated in the year ended 31st March 2007 was adjusted to take account of the TSR performance condition.

Activity relating to the LTIP was:

	2008 Number of allocated shares	2007 Number of allocated shares
Outstanding at the start of the year	**1,109,258**	1,221,994
Allocated during the year	**627,429**	336,483
Forfeited during the year	**(9,607)**	(14,808)
Released during the year	**(296,096)**	(198,730)
Expired during the year	**(120,788)**	(235,681)
Outstanding at the end of the year	**1,310,196**	1,109,258

223,335 (2007 289,696) matching shares under the SIP and 58,876 (2007 71,879) shares under the 401k plans were allocated to employees during the year. They are nil cost awards on which performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value of the shares at that date.

The total expense recognised during the year in respect of equity settled share-based payments, taking into account expected lapses due to leavers and the probability that EPS performance conditions will not be met, was £9.8 million (2007 £11.8 million).

13 Post-employment benefits

13a Group

The group operates a number of post-employment benefits plans around the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The majority of the plans are defined benefit which require contributions to be made into separately administered funds and retirement benefits are based on factors such as employees' pensionable salary and length of service. Some of the plans are defined contribution, where the retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee. The group also makes payments to employees' personal pension plans. The amount recognised as an expense for defined contribution plans was £3.1 million (2007 £2.8 million).

The major defined benefit plans are pension plans and post-retirement medical plans in the UK and the US. The pension plans are final salary plans except for the new section of the UK plan which is a career average salary plan and the US hourly plan which is a fixed benefit based upon years of service. Full actuarial valuations were carried out at 1st April 2006 for the main UK pension plan and 30th June 2007 for the US pension plans and the valuations of all of the UK and US plans were updated to 31st March 2008 by qualified independent actuaries.

The main assumptions were:

	2008 UK plans %	2008 US plans %	2008 Other plans %	2007 UK plans %	2007 US plans %	2007 Other plans %
Rate of increase in salaries	**5.00**	**4.25**	**2.91**	4.60	4.25	3.52
Rate of increase in pensions in payment	**3.50**	**–**	**2.20**	3.10	–	2.13
Discount rate	**6.50**	**6.50**	**5.45**	5.40	6.00	4.87
Inflation	**3.50**	**2.75**	**1.57**	3.10	2.75	2.34
Current medical benefits cost trend rate	**7.50**	**8.00**	**4.00**	7.10	9.00	4.00
Ultimate medical benefits cost trend rate	**7.50**	**5.00**	**4.00**	7.10	5.00	4.00

The group uses certain mortality assumptions when calculating plan obligations. The current mortality assumptions for all major plans retain prudent allowance for future improvements in longevity and take account of experience.

13 Post-employment benefits (continued)

13a Group (continued)

The mortality tables used for the group's largest plan, which is in the UK, at its last full actuarial valuation were PMA92C2006 with a one and a half years positive age rating for male members retiring in normal health and PFA92C2006 with a one and a half years positive age rating for female members retiring in normal health. Allowance for future mortality improvements was made in line with the medium cohort versions of these tables. Shorter longevity assumptions are used for members who retire on grounds of ill-health. These tables have been carried through into the 31st March 2008 update allowing for the expected improvements over the intervening two years. These tables lead to a future lifetime of average members currently at age 63 (the plan's normal retirement age for the majority of its members) and 65 and average members at age 63 and 65 in 23 and 25 years time (i.e. members who are currently aged 40 years) respectively of:

	Currently age 63	Age 63 in 23 years	Currently age 65	Age 65 in 25 years
Male	**20.9**	**22.4**	**19.0**	**20.6**
Female	**24.0**	**25.4**	**22.1**	**23.6**

The mortality tables used for the other larger plans were:

US	RP-2000 projected to 2010 using Scale AA
Netherlands	GXAG0550, set back by one year for males and one year for females
Canada	UP 94 generational (including allowance for future mortality improvements)
South Africa	PA(90), rates down two years

A one percentage point change in the assumed medical cost trend rates would have the following effects on:

	One percentage point increase		One percentage point decrease	
	UK plan £ million	US plan £ million	UK plan £ million	US plan £ million
At 31st March 2008				
Post-retirement medical plan expense	**0.1**	**0.3**	**(0.1)**	**(0.2)**
Post-retirement medical plan defined benefit obligation	**1.7**	**2.7**	**(1.4)**	**(2.2)**
At 31st March 2007				
Post-retirement medical plan expense	0.2	0.3	(0.1)	(0.2)
Post-retirement medical plan defined benefit obligation	1.8	3.1	(1.5)	(2.4)

A 0.1% change in the discount rate and rate of increase in salaries would have the following effects on the UK pension plan's defined benefit obligation at 31st March 2008:

	0.1% increase £ million	0.1% decrease £ million
Effect of discount rate	**(12.5)**	**12.8**
Effect of rate of increase in salaries	**3.1**	**(3.1)**

The fair values and expected rates of return for plan assets were:

	UK pensions		US pensions		Other	
	Expected rate of return %	Value £ million	Expected rate of return %	Value £ million	Expected rate of return %	Value £ million
At 31st March 2008						
Equities	**8.00**	**397.2**	**8.00**	**55.7**	**8.79**	**8.6**
Bonds	**5.75**	**364.1**	**4.80**	**22.8**	**4.99**	**5.1**
Property	**6.75**	**48.2**	**–**	**–**	**–**	**–**
Insurance policies	**–**	**–**	**–**	**–**	**5.11**	**13.4**
	6.91	**809.5**	**7.07**	**78.5**	**6.26**	**27.1**
At 31st March 2007						
Equities	7.75	440.6	8.00	57.3	7.51	8.4
Bonds	4.90	349.6	5.10	22.2	3.99	6.2
Property	6.25	56.3	–	–	4.00	0.1
Insurance policies	–	–	–	–	4.25	11.6
	6.47	846.5	7.19	79.5	5.23	26.3

The defined benefit pension plans do not invest directly in Johnson Matthey Plc shares and no property or other assets owned by the pension plans is used by the group. The overall expected rate of return is determined on a country by country basis by reference to market expectations for each class of asset. It is based upon the forecasts of actuaries and market professionals.

13 Post-employment benefits (continued)

13a Group (continued)

Movements in the defined benefit obligation during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2006	(736.4)	(11.9)	(90.4)	(20.2)	(30.9)	(889.8)
Current service cost – in operating profit	(24.8)	(0.2)	(4.3)	(0.5)	(2.0)	(31.8)
Current service cost – capitalised	(0.1)	–	–	–	–	(0.1)
Past service cost – vested	(0.3)	–	(0.7)	0.8	(1.0)	(1.2)
Past service cost – non-vested	–	–	–	2.9	–	2.9
Interest cost	(35.5)	(0.6)	(4.6)	(0.8)	(1.4)	(42.9)
Employee contributions	(3.4)	–	–	–	(0.2)	(3.6)
Actuarial (loss) / gain	(25.9)	0.8	(1.0)	(1.4)	(1.6)	(29.1)
Curtailment gains	0.9	–	–	–	–	0.9
Benefits paid	24.5	0.3	2.9	0.4	1.1	29.2
Exchange adjustments	–	–	10.7	2.3	2.5	15.5
At 31st March 2007	(801.0)	(11.6)	(87.4)	(16.5)	(33.5)	(950.0)
Current service cost – in operating profit	(24.2)	(0.2)	(4.1)	(0.6)	(1.7)	(30.8)
Current service cost – capitalised	(0.1)	–	–	–	–	(0.1)
Past service cost – vested	(0.7)	–	–	–	(0.1)	(0.8)
Interest cost	(42.5)	(0.6)	(5.1)	(1.0)	(1.5)	(50.7)
Employee contributions	(4.1)	–	–	–	(0.2)	(4.3)
Actuarial gain	99.5	1.2	6.3	1.8	5.1	113.9
Acquisitions	–	–	–	–	(4.1)	(4.1)
Benefits paid	28.7	0.3	2.8	0.4	2.2	34.4
Exchange adjustments	–	–	1.1	0.3	(4.4)	(3.0)
At 31st March 2008	**(744.4)**	**(10.9)**	**(86.4)**	**(15.6)**	**(38.2)**	**(895.5)**

Movements in the fair value of the plan assets during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2006	805.1	–	79.0	–	25.1	909.2
Expected return on plan assets	50.4	–	5.2	–	1.3	56.9
Actuarial (loss) / gain	(8.4)	–	2.3	–	2.5	(3.6)
Employee contributions	3.4	–	–	–	0.2	3.6
Company contributions	20.5	0.3	5.4	0.4	2.1	28.7
Benefits paid	(24.5)	(0.3)	(2.9)	(0.4)	(1.1)	(29.2)
Assets distributed on settlements	–	–	–	–	(0.9)	(0.9)
Exchange adjustments	–	–	(9.5)	–	(2.9)	(12.4)
At 31st March 2007	846.5	–	79.5	–	26.3	952.3
Expected return on plan assets	54.6	–	5.6	–	1.5	61.7
Actuarial loss	(87.7)	–	(6.9)	–	(2.8)	(97.4)
Employee contributions	4.1	–	–	–	0.2	4.3
Company contributions	20.7	0.3	4.1	0.4	1.6	27.1
Benefits paid	(28.7)	(0.3)	(2.8)	(0.4)	(2.2)	(34.4)
Exchange adjustments	–	–	(1.0)	–	2.5	1.5
At 31st March 2008	**809.5**	**–**	**78.5**	**–**	**27.1**	**915.1**

The actual return on plan assets for UK plans was a £33.1 million reduction (2007 £42.1 million increase) and for US plans was a £1.3 million reduction (2007 £7.5 million increase).

13 Post-employment benefits (continued)

13a Group (continued)

Movements in the reimbursement rights during the year were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2006	–	–	–	2.6	–	2.6
Expected return	–	–	–	0.1	–	0.1
Actuarial gain	–	–	–	0.4	–	0.4
Exchange adjustments	–	–	–	(0.3)	–	(0.3)
At 31st March 2007	–	–	–	2.8	–	2.8
Expected return	–	–	–	0.2	–	0.2
Actuarial loss	–	–	–	(0.3)	–	(0.3)
Exchange adjustments	–	–	–	(0.1)	–	(0.1)
At 31st March 2008	**–**	**–**	**–**	**2.6**	**–**	**2.6**

The net post-employment benefits assets and liabilities shown in the balance sheet are analysed as:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 31st March 2008						
Present value of funded obligations	**(744.4)**	**–**	**(86.4)**	**–**	**(30.4)**	**(861.2)**
Present value of unfunded obligations	**–**	**(10.9)**	**–**	**(15.6)**	**(7.8)**	**(34.3)**
Defined benefit obligation	**(744.4)**	**(10.9)**	**(86.4)**	**(15.6)**	**(38.2)**	**(895.5)**
Fair value of plan assets	**809.5**	**–**	**78.5**	**–**	**27.1**	**915.1**
Reimbursement rights	**–**	**–**	**–**	**2.6**	**–**	**2.6**
Unrecognised past service credit – non-vested	**–**	**–**	**–**	**(2.5)**	**–**	**(2.5)**
Net post-employment benefits assets and liabilities	**65.1**	**(10.9)**	**(7.9)**	**(15.5)**	**(11.1)**	**19.7**
At 31st March 2007						
Present value of funded obligations	(801.0)	–	(87.4)	–	(30.2)	(918.6)
Present value of unfunded obligations	–	(11.6)	–	(16.5)	(3.3)	(31.4)
Defined benefit obligation	(801.0)	(11.6)	(87.4)	(16.5)	(33.5)	(950.0)
Fair value of plan assets	846.5	–	79.5	–	26.3	952.3
Reimbursement rights	–	–	–	2.8	–	2.8
Unrecognised past service credit – non-vested	–	–	–	(2.8)	–	(2.8)
Net post-employment benefits assets and liabilities	45.5	(11.6)	(7.9)	(16.5)	(7.2)	2.3

These are included in the balance sheet as:

	2008 Post-employment benefits net assets £ million	**2008 Employee benefits obligations £ million**	**2008 Total £ million**	2007 Post-employment benefits net assets £ million	2007 Employee benefits obligations £ million	2007 Total £ million
UK pension plans	**65.1**	**–**	**65.1**	45.5	–	45.5
UK post-retirement medical benefits plan	**–**	**(10.9)**	**(10.9)**	–	(11.6)	(11.6)
US pension plans	**–**	**(7.9)**	**(7.9)**	–	(7.9)	(7.9)
US post-retirement medical benefits plan	**–**	**(15.5)**	**(15.5)**	–	(16.5)	(16.5)
Other plans	**3.4**	**(14.5)**	**(11.1)**	3.7	(10.9)	(7.2)
Total post-employment plans	**68.5**	**(48.8)**	**19.7**	49.2	(46.9)	2.3
Other long term employee benefits		**(2.5)**			(1.4)	
Total long term employee benefits obligations		**(51.3)**			(48.3)	

13 Post-employment benefits (continued)

13a Group (continued)

Amounts recognised in the income statement in respect of these plans were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
Year ended 31st March 2008						
Current service cost	**(24.2)**	**(0.2)**	**(4.1)**	**(0.6)**	**(1.7)**	**(30.8)**
Interest on plan liabilities	**(42.5)**	**(0.6)**	**(5.1)**	**(1.0)**	**(1.5)**	**(50.7)**
Expected return on plan assets	**54.6**	**-**	**5.6**	**-**	**1.5**	**61.7**
Expected return on reimbursement rights	**-**	**-**	**-**	**0.2**	**-**	**0.2**
Past service cost – vested	**(0.7)**	**-**	**-**	**-**	**(0.1)**	**(0.8)**
Past service cost – non-vested	**-**	**-**	**-**	**0.3**	**-**	**0.3**
Charge to income	**(12.8)**	**(0.8)**	**(3.6)**	**(1.1)**	**(1.8)**	**(20.1)**
Year ended 31st March 2007						
Current service cost	(24.8)	(0.2)	(4.3)	(0.5)	(2.0)	(31.8)
Interest on plan liabilities	(35.5)	(0.6)	(4.6)	(0.8)	(1.4)	(42.9)
Expected return on plan assets	50.4	-	5.2	-	1.3	56.9
Expected return on reimbursement rights	-	-	-	0.1	-	0.1
Curtailment gains	0.9	-	-	-	-	0.9
Settlement losses	-	-	-	-	(0.9)	(0.9)
Past service cost	(0.3)	-	(0.7)	0.8	(1.0)	(1.2)
Charge to income	(9.3)	(0.8)	(4.4)	(0.4)	(4.0)	(18.9)

Of the total charge for the year, £12.2 million (2007 £12.5 million) has been included within cost of sales, £2.3 million (2007 £2.4 million) in distribution costs, £5.6 million (2007 £4.8 million) in administrative expenses and £ nil (2007 £0.8 million credit) in the profit for the year from discontinued operations.

The cumulative amount of actuarial gains / (losses) recognised in the statement of recognised income and expense were:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 1st April 2006	14.4	(1.6)	(5.3)	0.1	(4.1)	3.5
Recognised in year	(34.3)	0.8	1.3	(1.0)	0.9	(32.3)
At 31st March 2007	(19.9)	(0.8)	(4.0)	(0.9)	(3.2)	(28.8)
Recognised in year	11.8	1.2	(0.6)	1.5	2.3	16.2
At 31st March 2008	**(8.1)**	**0.4**	**(4.6)**	**0.6**	**(0.9)**	**(12.6)**

It is estimated that the group will contribute about £28 million to the post-employment defined benefit plans during the year ending 31st March 2009.

13 Post-employment benefits (continued)

13a Group (continued)

History of the plans and experience adjustments are:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
Year ended 31st March 2008						
Present value of defined benefit obligation	**(744.4)**	**(10.9)**	**(86.4)**	**(15.6)**	**(38.2)**	**(895.5)**
Fair value of plan assets	**809.5**	**-**	**78.5**	**-**	**27.1**	**915.1**
Reimbursement rights	**-**	**-**	**-**	**2.6**	**-**	**2.6**
Surplus / (deficit) in the plan	**65.1**	**(10.9)**	**(7.9)**	**(13.0)**	**(11.1)**	**22.2**
Experience adjustments arising on plan liabilities	**(3.0)**	**-**	**5.9**	**1.8**	**(0.4)**	**4.3**
Experience adjustments arising on plan assets	**(87.7)**	**-**	**(6.9)**	**-**	**(2.8)**	**(97.4)**
Year ended 31st March 2007						
Present value of defined benefit obligation	(801.0)	(11.6)	(87.4)	(16.5)	(33.5)	(950.0)
Fair value of plan assets	846.5	-	79.5	-	26.3	952.3
Reimbursement rights	-	-	-	2.8	-	2.8
Surplus / (deficit) in the plan	45.5	(11.6)	(7.9)	(13.7)	(7.2)	5.1
Experience adjustments arising on plan liabilities	(44.4)	0.5	(1.0)	(0.8)	2.8	(42.9)
Experience adjustments arising on plan assets	(8.3)	-	2.3	-	0.3	(5.7)
Year ended 31st March 2006						
Present value of defined benefit obligation	(736.4)	(11.9)	(90.4)	(20.2)	(30.9)	(889.8)
Fair value of plan assets	805.1	-	79.0	-	25.1	909.2
Reimbursement rights	-	-	-	2.6	-	2.6
Surplus / (deficit) in the plan	68.7	(11.9)	(11.4)	(17.6)	(5.8)	22.0
Experience adjustments arising on plan liabilities	0.7	1.7	(1.2)	0.3	(1.0)	0.5
Experience adjustments arising on plan assets	79.7	-	1.0	-	(0.2)	80.5
Year ended 31st March 2005						
Present value of defined benefit obligation	(613.6)	(10.0)	(75.7)	(17.9)	(21.3)	(738.5)
Fair value of plan assets	657.4	-	64.1	-	14.9	736.4
Reimbursement rights	-	-	-	2.0	-	2.0
Surplus / (deficit) in the plan	43.8	(10.0)	(11.6)	(15.9)	(6.4)	(0.1)
Experience adjustments arising on plan liabilities	0.8	0.4	(0.6)	(0.9)	(1.1)	(1.4)
Experience adjustments arising on plan assets	26.0	-	(1.1)	-	0.4	25.3

13 Post-employment benefits (continued)

13b Parent company

The parent company is the sponsoring employer of the group's UK defined benefit pension plan and the UK post-retirement medical benefits plan. There is no contractual agreement or stated policy for charging the net defined benefit cost for the plan to the individual group entities. The main assumptions used for these plans are disclosed in note 13a.

The fair values and expected rates of return for defined benefit pension plan assets were:

	2008 Expected rate of return %	2008 Value £ million	2007 Expected rate of return %	2007 Value £ million
Equities	8.00	397.2	7.75	440.6
Bonds	5.75	364.1	4.90	349.6
Property	6.75	48.2	6.25	56.3
	6.91	809.5	6.47	846.5

The defined benefit pension plan does not invest directly in Johnson Matthey Plc shares and no property or other assets owned by the pension plan is used by the company. The overall expected rate of return is determined by reference to market expectations for each class of asset. It is based upon the forecasts of actuaries and market professionals.

Movements in the defined benefit obligation during the year were:

	2008 Pension £ million	2008 Post-retirement medical benefits £ million	2007 Pension £ million	2007 Post-retirement medical benefits £ million
At beginning of year	(801.0)	(11.6)	(703.3)	(11.9)
Current service cost – in operating profit	(24.2)	(0.2)	(23.9)	(0.2)
Current service cost – capitalised	(0.1)	–	(0.1)	–
Past service cost – vested	(0.7)	–	(0.3)	–
Interest cost	(42.5)	(0.6)	(34.7)	(0.6)
Employee contributions	(4.1)	–	(3.2)	–
Actuarial gain / (loss)	99.5	1.2	(26.5)	0.8
Curtailment gains	–	–	0.9	–
Benefits paid	28.7	0.3	24.4	0.3
Transfer of plan from subsidiary	–	–	(34.3)	–
At end of year	(744.4)	(10.9)	(801.0)	(11.6)

Movements in the fair value of the plan assets during the year were:

	2008 Pension £ million	2008 Post-retirement medical benefits £ million	2007 Pension £ million	2007 Post-retirement medical benefits £ million
At beginning of year	846.5	–	773.9	–
Expected return on plan assets	54.6	–	49.2	–
Actuarial loss	(87.7)	–	(6.5)	–
Employee contributions	4.1	–	3.2	–
Company contributions	20.7	0.3	19.9	0.3
Benefits paid	(28.7)	(0.3)	(24.4)	(0.3)
Transfer of plan from subsidiary	–	–	31.2	–
At end of year	809.5	–	846.5	–

The actual return on plan assets was a £33.1 million reduction (2007 £42.7 million increase).

13 Post-employment benefits (continued)

13b Parent company (continued)

The net post-employment benefits assets and liabilities shown in the balance sheet are analysed as:

	2008 Pension £ million	2008 Post-retirement medical benefits £ million	2007 Pension £ million	2007 Post-retirement medical benefits £ million
Present value of funded obligations	**(744.4)**	**-**	(801.0)	–
Present value of unfunded obligations	**-**	**(10.9)**	–	(11.6)
Defined benefit obligation	**(744.4)**	**(10.9)**	(801.0)	(11.6)
Fair value of plan assets	**809.5**	**-**	846.5	–
Net retirement benefits assets and liabilities	**65.1**	**(10.9)**	45.5	(11.6)
Other long term employee benefits		**(0.1)**		(0.1)
Total long term employee benefits obligations		**(11.0)**		(11.7)

The cumulative amount of actuarial gains / (losses) recognised in the statement of recognised income and expense were:

	2008 Pension £ million	2008 Post-retirement medical benefits £ million	2007 Pension £ million	2007 Post-retirement medical benefits £ million
At beginning of year	**(21.3)**	**(0.8)**	11.7	(1.6)
Recognised in year	**11.8**	**1.2**	(33.0)	0.8
At end of year	**(9.5)**	**0.4**	(21.3)	(0.8)

It is estimated that the company will contribute about £20 million to the post-employment defined benefit plans during the year ending 31st March 2009.

History of the plans and experience adjustments are:

	Present value of defined benefit obligation £ million	Fair value of plan assets £ million	Surplus / (deficit) in plan £ million	Experience adjustments arising on plan liabilities £ million	Experience adjustments arising on plan assets £ million
Year ended 31st March 2008					
Pension	**(744.4)**	**809.5**	**65.1**	**(3.0)**	**(87.7)**
Post-retirement medical benefits	**(10.9)**	**-**	**(10.9)**	**-**	**-**
Year ended 31st March 2007					
Pension	(801.0)	846.5	45.5	(41.0)	(6.5)
Post-retirement medical benefits	(11.6)	–	(11.6)	0.5	–
Year ended 31st March 2006					
Pension	(703.3)	773.9	70.6	0.8	75.2
Post-retirement medical benefits	(11.9)	–	(11.9)	1.7	–
Year ended 31st March 2005					
Pension	(613.6)	657.4	43.8	0.8	26.0
Post-retirement medical benefits	(10.0)	–	(10.0)	0.4	–

14 Property, plant and equipment

14a Group

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Assets in the course of construction £ million	Total £ million
Cost					
At 1st April 2006	269.1	17.5	782.1	55.2	1,123.9
Additions	10.0	0.9	63.4	35.8	110.1
Acquisitions	0.1	–	0.6	–	0.7
Reclassifications	3.1	0.2	40.6	(43.9)	–
Transferred to non-current assets classified as held for sale	–	–	(4.5)	–	(4.5)
Disposals	(1.6)	(0.1)	(10.5)	–	(12.2)
Disposal of businesses (note 40)	(27.4)	(0.4)	(64.9)	(5.3)	(98.0)
Exchange adjustments	(16.3)	(0.8)	(50.1)	(3.8)	(71.0)
At 31st March 2007	237.0	17.3	756.7	38.0	1,049.0
Additions	13.0	0.2	75.0	45.1	133.3
Acquisitions (note 39)	19.8	–	7.8	3.9	31.5
Reclassifications	4.9	(0.3)	26.9	(31.5)	–
Disposals	(1.8)	–	(17.5)	–	(19.3)
Exchange adjustments	6.4	2.0	12.2	1.6	22.2
At 31st March 2008	279.3	19.2	861.1	57.1	1,216.7
Accumulated depreciation and impairment					
At 1st April 2006	66.3	7.3	389.2	–	462.8
Charge for the year	7.7	0.8	60.1	–	68.6
Reclassifications	(0.7)	–	0.7	–	–
Impairment losses (note 24)	–	–	0.9	–	0.9
Transferred to non-current assets classified as held for sale	–	–	(4.1)	–	(4.1)
Disposals	(0.7)	(0.1)	(6.8)	–	(7.6)
Disposal of businesses (note 40)	(5.2)	(0.1)	(36.1)	–	(41.4)
Exchange adjustments	(4.5)	(0.3)	(26.1)	–	(30.9)
At 31st March 2007	62.9	7.6	377.8	–	448.3
Charge for the year	8.0	0.8	59.5	–	68.3
Reclassifications	–	(0.3)	0.3	–	–
Disposals	(1.1)	–	(15.6)	–	(16.7)
Exchange adjustments	1.7	0.9	7.9	–	10.5
At 31st March 2008	71.5	9.0	429.9	–	510.4
Carrying amount at 31st March 2008	**207.8**	**10.2**	**431.2**	**57.1**	**706.3**
Carrying amount at 31st March 2007	174.1	9.7	378.9	38.0	600.7
Carrying amount at 1st April 2006	202.8	10.2	392.9	55.2	661.1

The carrying amount of plant and machinery includes £2.7 million (2007 £3.2 million) in respect of assets held under finance leases.

Compensation received for impaired or lost property, plant and equipment was £ nil (2007 £ nil).

14 Property, plant and equipment (continued)

14b Parent company

	Freehold land & buildings £ million	Long & short leasehold £ million	Plant & machinery £ million	Assets in the course of construction £ million	Total £ million
Cost					
At 1st April 2006	78.9	1.9	291.8	15.0	387.6
Additions	5.6	–	24.8	13.0	43.4
Acquisitions	–	–	0.3	–	0.3
Reclassifications	1.3	–	14.7	(16.0)	–
Disposals	(0.3)	–	(3.4)	–	(3.7)
Disposal of businesses	(1.2)	–	(2.5)	–	(3.7)
At 31st March 2007	84.3	1.9	325.7	12.0	423.9
Additions	8.7	–	46.0	11.1	65.8
Reclassifications	0.2	(0.3)	10.9	(10.8)	–
Disposals	(1.1)	–	(7.4)	–	(8.5)
At 31st March 2008	92.1	1.6	375.2	12.3	481.2
Accumulated depreciation and impairment					
At 1st April 2006	24.0	1.8	126.2	–	152.0
Charge for the year	2.4	–	24.5	–	26.9
Reclassifications	(0.7)	–	0.7	–	–
Disposals	(0.2)	–	(2.9)	–	(3.1)
Disposal of businesses	(0.2)	–	(0.9)	–	(1.1)
At 31st March 2007	25.3	1.8	147.6	–	174.7
Charge for the year	3.4	–	26.0	–	29.4
Reclassifications	–	(0.3)	0.3	–	–
Disposals	(0.6)	–	(5.6)	–	(6.2)
At 31st March 2008	28.1	1.5	168.3	–	197.9
Carrying amount at 31st March 2008	**64.0**	**0.1**	**206.9**	**12.3**	**283.3**
Carrying amount at 31st March 2007	59.0	0.1	178.1	12.0	249.2
Carrying amount at 1st April 2006	54.9	0.1	165.6	15.0	235.6

The carrying amount of plant and machinery includes £2.7 million (2007 £3.2 million) in respect of assets held under finance leases.

15 Goodwill

	Group £ million	Parent company £ million
Cost		
At 1st April 2006	403.1	248.2
Additions, fair value adjustments and adjustments to consideration (note 39)	4.3	1.3
Disposals (note 40)	(0.4)	–
Exchange adjustments	(7.8)	–
At 31st March 2007	399.2	249.5
Additions, fair value adjustments and adjustments to consideration (note 39)	72.6	–
Exchange adjustments	11.0	–
At 31st March 2008	482.8	249.5
Impairment		
At 1st April 2006, 31st March 2007 and 31st March 2008	–	–
Carrying amount at 31st March 2008	**482.8**	**249.5**
Carrying amount at 31st March 2007	399.2	249.5
Carrying amount at 1st April 2006	403.1	248.2

Goodwill arising on the acquisition of businesses is allocated, at acquisition, to the cash-generating units (CGUs) that are expected to benefit from that business combination. As a result of the change in divisional structure (note 1) the cash-generating units have been reorganised onto the same basis. Goodwill is allocated as follows:

	Group		Parent company	
	2008 £ million	2007 restated £ million	2008 £ million	2007 restated £ million
Environmental Technologies				
Argillon Group	**77.6**	–	**-**	–
Process Technologies	**223.0**	216.9	**132.4**	132.4
Other Environmental Technologies	**2.6**	3.4	**-**	–
Precious Metal Products	**4.2**	3.9	**-**	–
Fine Chemicals & Catalysts				
Macfarlan Smith (including the business of United Farmaceuticals Limited)	**117.1**	117.1	**117.1**	117.1
Catalysts and Chemicals	**19.6**	19.0	**-**	–
Pharma Services / Ireland	**17.4**	17.6	**-**	–
Research Chemicals	**21.3**	21.3	**-**	–
	482.8	399.2	**249.5**	249.5

The group and parent company test goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the CGUs are determined using value in use calculations which use cash flow projections based on financial budgets and plans approved by management, generally covering a three year period. The budgets and plans are based on a number of key assumptions including market share, expected changes to selling prices, product profitability, the likelihood and timing of new product launches, foreign exchange rates, precious metal prices and other direct input costs. Market share, changes in selling prices, product profitability, precious metal prices and other direct input costs are based on past experience and management's expectations of future changes in the markets using external sources of information where appropriate. Foreign exchange rates are based on actual rates at the time the budgets were prepared and are held constant over the three years. New product launches are based on management's best estimate of what may happen. Apart from as discussed below, it is not considered that a reasonably possible change in any of these assumptions would generate a different impairment test outcome. These cash flows are then extrapolated using the long term average growth rates for the relevant products, industries and countries in which the CGUs operate. The cash flows are discounted at the group's estimated pre-tax weighted average cost of capital of 11.3% (2007 11.2%), as this is considered to be a discount rate a typical third party purchaser would also use to value the significant CGUs.

For Process Technologies the long term average growth rate is 8% (2007 5%), for Research Chemicals 5% (2007 5%), for Catalysts and Chemicals 5% (2007 4%), for Macfarlan Smith 5% (2007 5%) and for Argillon Group 10%.

For Pharma Services / Ireland, where its cash flows are expected to grow significantly due to new prostaglandin product launches over the next few years, cash flow projections cover a four (2007 five) year period and then a long term average growth rate of 5% (2007 6%) is used to extrapolate these cash flows. If some of these product launches do not happen as expected an impairment loss may arise.

16 Other intangible assets

16a Group

	Customer contracts and relationships £ million	Computer software £ million	Patents, trademarks and licences £ million	Acquired research and technology £ million	Development expenditure £ million	Total £ million
Cost						
At 1st April 2006	6.9	31.1	2.6	–	26.7	67.3
Additions	–	1.9	–	–	7.8	9.7
Acquisitions	0.4	–	–	–	–	0.4
Disposals	–	(0.7)	–	–	–	(0.7)
Disposal of businesses	–	(0.1)	–	–	–	(0.1)
Exchange adjustments	(0.1)	(1.4)	–	–	(2.1)	(3.6)
At 31st March 2007	7.2	30.8	2.6	–	32.4	73.0
Additions	–	2.5	0.2	–	9.0	11.7
Acquisitions (note 39)	35.1	0.4	7.9	16.6	5.4	65.4
Disposals	–	(0.8)	(0.6)	–	–	(1.4)
Exchange adjustments	2.3	1.1	0.5	1.2	1.1	6.2
At 31st March 2008	44.6	34.0	10.6	17.8	47.9	154.9
Accumulated amortisation and impairment						
At 1st April 2006	1.0	20.1	–	–	4.9	26.0
Charge for the year	3.0	3.1	0.3	–	2.5	8.9
Disposals	–	(0.6)	–	–	–	(0.6)
Disposal of businesses	–	(0.1)	–	–	–	(0.1)
Exchange adjustments	(0.1)	(1.0)	–	–	(0.2)	(1.3)
At 31st March 2007	3.9	21.5	0.3	–	7.2	32.9
Charge for the year	2.6	3.2	1.0	–	5.3	12.1
Disposals	–	(0.8)	(0.6)	–	–	(1.4)
Exchange adjustments	0.2	0.7	–	–	0.1	1.0
At 31st March 2008	6.7	24.6	0.7	–	12.6	44.6
Carrying amount at 31st March 2008	**37.9**	**9.4**	**9.9**	**17.8**	**35.3**	**110.3**
Carrying amount at 31st March 2007	3.3	9.3	2.3	–	25.2	40.1
Carrying amount at 1st April 2006	5.9	11.0	2.6	–	21.8	41.3

The carrying amount of development expenditure includes £23.9 million (2007 £11.1 million) which is not yet being amortised as the assets are not yet available for use. The acquired research and technology is not yet being amortised as it is not yet available for use. These assets are tested for impairment annually and no impairment has been found.

16 Other intangible assets (continued)

16b Parent company

	Computer software £ million	Development expenditure £ million	Total £ million
Cost			
At 1st April 2006	12.7	3.7	16.4
Additions	0.9	0.3	1.2
Disposals	(0.2)	–	(0.2)
At 31st March 2007	13.4	4.0	17.4
Additions	0.9	0.8	1.7
At 31st March 2008	14.3	4.8	19.1
Accumulated amortisation and impairment			
At 1st April 2006	8.2	2.1	10.3
Charge for the year	1.4	0.4	1.8
Disposals	(0.2)	–	(0.2)
At 31st March 2007	9.4	2.5	11.9
Charge for the year	1.3	0.4	1.7
At 31st March 2008	10.7	2.9	13.6
Carrying amount at 31st March 2008	**3.6**	**1.9**	**5.5**
Carrying amount at 31st March 2007	4.0	1.5	5.5
Carrying amount at 1st April 2006	4.5	1.6	6.1

The carrying amount of development expenditure includes £1.4 million (2007 £0.6 million) which is not yet being amortised as the assets are not yet available for use. These assets are tested for impairment annually and no impairment has been found.

17 Investments in subsidiaries

	Cost of investments in subsidiaries £ million	Accumulated impairment £ million	Carrying amount £ million
At 1st April 2006 (restated)	497.8	(2.0)	495.8
Additions	0.2	–	0.2
Cost of share-based payments granted to subsidiaries' employees	3.3	–	3.3
Capital reduction of subsidiary	(2.7)	–	(2.7)
Impairment loss	–	(147.5)	(147.5)
At 31st March 2007 (restated)	498.6	(149.5)	349.1
Additional shares issued by subsidiary	39.4	–	39.4
At 31st March 2008	**538.0**	**(149.5)**	**388.5**

The principal subsidiaries are shown on page 103.

In the year ended 31st March 2007, as a result of group restructurings the parent company wrote down its investments in subsidiaries.

18 Investment in associate

	2008 £ million	2007 £ million
At beginning of year	**4.8**	4.3
Group's share of (loss) / profit of associate for the year	**(1.1)**	0.9
Group's share of associate's cash flow hedging movement	**(0.1)**	-
Dividends paid	**(0.4)**	(0.5)
Exchange adjustments	**0.5**	0.1
At end of year	**3.7**	4.8

The group's associate is AGR Matthey, which is a partnership operating in Australia in which the group has a 20% interest.

Summarised financial information in respect of the group's associate is:

	2008 £ million	2007 £ million
Total assets	**43.0**	47.8
Total liabilities	**(30.3)**	(30.8)
Net assets	**12.7**	17.0
Total revenue	**22.7**	23.7
Total (loss) / profit for the year	**(5.5)**	4.7

19 Available-for-sale investments

	2008 £ million	2007 £ million
Non-current		
Unquoted investments	**5.2**	4.8
Non-current available-for-sale investments	**5.2**	4.8
Current		
Investments quoted on the London Stock Exchange	**-**	0.2
Current available-for-sale investments	**-**	0.2

20 Inventories

	Group		Parent company	
	2008 £ million	2007 £ million	2008 £ million	2007 £ million
Raw materials and consumables	**75.9**	83.2	**26.3**	26.3
Work in progress - precious metals	**70.4**	85.2	**-**	8.4
- other	**68.8**	52.5	**34.4**	34.0
Finished goods and goods for resale	**165.3**	141.8	**35.6**	30.5
	380.4	362.7	**96.3**	99.2

The group also holds customers' materials in the process of refining and fabrication and for other reasons.

21 Construction contracts

	Group	
	2008 £ million	2007 £ million
Contract revenue recognised	**45.7**	48.1
Contracts in progress at the year end:		
Costs incurred plus recognised profits less recognised losses to date	**45.4**	46.7
Amount of advances received	**26.7**	15.5

22 Trade and other receivables

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Current				
Trade receivables	**568.9**	469.5	**234.1**	185.0
Amounts receivable from construction contract customers	**8.8**	10.3	**-**	-
Amounts receivable from subsidiaries	**-**	-	**1,159.5**	814.0
Amounts receivable from subsidiaries classified as held for sale	**8.2**	-	**-**	-
Prepayments and accrued income	**41.9**	29.6	**22.1**	10.8
Other receivables	**27.1**	17.9	**4.0**	7.0
Current trade and other receivables	**654.9**	527.3	**1,419.7**	1,016.8
Non-current				
Amounts receivable from subsidiaries	**-**	-	**377.7**	297.4
Prepayments and accrued income	**0.3**	0.2	**-**	-
Other receivables	**0.1**	0.2	**-**	-
Non-current trade and other receivables	**0.4**	0.4	**377.7**	297.4

23 Trade and other payables

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Current				
Trade payables	**224.0**	243.1	**56.2**	59.1
Amounts payable to construction contract customers	**25.9**	20.4	**-**	-
Amounts payable to subsidiaries	**-**	-	**979.0**	656.7
Accruals and deferred income	**166.6**	120.4	**71.3**	44.7
Other payables	**65.1**	32.1	**38.0**	13.2
Current trade and other payables	**481.6**	416.0	**1,144.5**	773.7
Non-current				
Amounts payable to subsidiaries	**-**	-	**126.5**	83.7
Accruals and deferred income	**1.9**	-	**-**	-
Other payables	**1.1**	1.2	**-**	-
Non-current trade and other payables	**3.0**	1.2	**126.5**	83.7

24 Assets and liabilities classified as held for sale

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Insulators and alumina business' assets (note 40)	**37.5**	-	**-**	-
Land at Meir, UK	**7.1**	-	**7.1**	-
Hong Kong refinery business' plant and machinery	**-**	0.4	**-**	-
	44.6	0.4	**7.1**	-
Insulators and alumina business' liabilities (note 40)	**21.5**	-	**-**	-

On 9th January 2008 the parent company agreed to sell some surplus land in Meir, UK subject to the purchaser being granted planning permission.

At the end of March 2007 a contract was signed to sell the Hong Kong refinery business and this was completed on 4th May 2007. At 31st March 2007 the plant and machinery had been written down to fair value less costs to sell and transferred to non-current assets classified as held for sale. The impairment of £0.9 million was charged to other cost of sales in the year ended 31st March 2007.

25 Net debt

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Non-current borrowings, finance leases and related swaps				
Bank, other loans and related swaps				
5.67% US Dollar Bonds 2016	**81.3**	75.4	**81.3**	75.4
4.95% US Dollar Bonds 2015	**107.0**	98.9	**107.0**	98.9
5.55% US Dollar Bonds 2013	**50.3**	51.0	**50.3**	51.0
5.17% Sterling Bonds 2013	**40.0**	40.0	**40.0**	40.0
4.935% US Dollar European Investment Bank (EIB) Loan 2011	**50.3**	51.0	**50.3**	51.0
4.25% US Dollar Bonds 2010	**15.1**	15.3	**15.1**	15.3
Interest rate swaps designated as fair value hedges	**-**	3.3	**-**	3.3
Cross currency interest rate swaps designated as cash flow hedges	**6.8**	7.7	**6.8**	7.7
Other repayable after five years	**25.4**	25.5	**25.1**	25.5
Other repayable from four to five years	**0.2**	4.6	**-**	–
Other repayable from three to four years	**4.5**	18.7	**-**	18.5
Other repayable from two to three years	**165.2**	15.7	**164.9**	15.4
Other repayable from one to two years	**54.1**	0.3	**53.9**	–
Finance leases repayable				
After five years	**1.7**	2.0	**1.7**	2.0
From four to five years	**0.3**	0.2	**0.3**	0.2
From three to four years	**0.3**	0.3	**0.3**	0.3
From two to three years	**0.3**	0.3	**0.3**	0.3
From one to two years	**0.3**	0.3	**0.3**	0.3
Non-current borrowings, finance leases and related swaps	**603.1**	410.5	**597.6**	405.1
Current borrowings and finance leases				
Bank overdrafts	**63.6**	13.2	**20.1**	17.4
Other bank and other loans	**58.1**	14.0	**34.3**	2.4
Finance leases	**0.3**	0.3	**0.2**	0.3
Current borrowings and finance leases	**122.0**	27.5	**54.6**	20.1
Total borrowings, finance leases and related swaps	**725.1**	438.0	**652.2**	425.2
Less interest rate swaps designated as fair value hedges	**12.6**	–	**12.6**	-
Less cash and deposits	**102.1**	73.2	**25.2**	9.9
Net debt	**610.4**	364.8	**614.4**	415.3

Of the 4.95% US Dollar Bonds 2015, US $35.0 million have been swapped into sterling at 5.15% and US $165.0 million have been swapped into floating rate US dollars. All the 4.25% US Dollar Bonds 2010 have been swapped into sterling at 4.93%. All the 5.67% US Dollar Bonds 2016 have been swapped into floating rate US dollars. The interest rate implicit in the finance leases is 5.9% and the lease term ends in 2017. Apart from the bonds, EIB loan and finance leases shown separately above, all the loans, overdrafts and bank deposits are denominated in various currencies and bear interest at commercial floating rates.

26 Other financial assets

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Forward foreign exchange contracts and options designated as cash flow hedges	**1.5**	1.2	**0.9**	1.3
Forward foreign exchange contracts and currency swaps held for trading	**2.6**	1.1	**4.2**	1.5
Foreign exchange swaps designated as hedges of a net investment in foreign operations	**1.3**	0.4	**-**	-
Embedded derivatives	**0.6**	0.5	**0.6**	0.5
	6.0	3.2	**5.7**	3.3

27 Other financial liabilities

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Forward foreign exchange contracts and options designated as cash flow hedges	**13.3**	–	**13.1**	0.2
Forward foreign exchange contracts and currency swaps held for trading	**4.4**	1.9	**5.9**	2.1
Foreign exchange swaps designated as hedges of a net investment in foreign operations	**1.5**	0.1	**-**	–
	19.2	2.0	**19.0**	2.3

28 Financial risk management

The group's and parent company's activities expose them to a variety of financial risks including market risk, credit risk and liquidity risk. Market risk includes currency risk, interest rate risk and price risk. The main financial risks managed by the group and parent company, under policies approved by the board, are foreign currency risk, interest rate risk, liquidity risk and credit risk. The group and parent company use derivative financial instruments, in particular forward currency contracts and currency swaps, to manage their financial risks associated with their underlying business activities and the financing of those activities. Some derivative financial instruments used to manage financial risk are not designated as hedges and so are classified as 'held for trading'. The group and parent company do not undertake any trading activity in financial instruments.

28a Interest rate risk

The group's and parent company's interest rate risk arises from their fixed rate borrowings (fair value risk) and floating rate borrowings (cash flow risk). Their policy is to optimise interest cost and reduce volatility in reported earnings and equity. They manage their risk by reviewing the profile of their debt regularly and by selectively using interest rate and cross currency swaps to maintain borrowings in appropriate currencies and at competitive rates. The group and parent company have designated the US dollar fixed rate to US dollar floating rate swaps as fair value hedges as they hedge the changes in fair value of bonds attributable to changes in interest rates. The group and parent company have designated the US dollar fixed interest rate to sterling fixed interest rate cross currency swaps as cash flow hedges as they hedge the movement in the cash flows of the hedged bonds attributable to changes in the US dollar / sterling exchange rate. The cash flows are expected to occur in 2010 and 2015 when the respective bonds which they hedge mature. The interest element of the cash flow hedges is realised in the income statement each year and the exchange effect is expected to be realised in the income statement in 2010 and 2015. At 31st March 2008, 30% (2007 51%) of the group's net debt and 30% (2007 45%) of the company's net debt was at fixed rates with an average interest rate of 5.20% (2007 5.20%). The remaining debt is funded on a floating rate basis. Based on the group's net debt funded at floating rates, after taking into account the effect of the swaps, a 1% change in all interest rates would have a £4.3 million (2007 £1.8 million) impact on the group's profit before tax. This is within the range the board regards as acceptable.

28b Liquidity risk

The group's and parent company's policy on funding capacity is to ensure that they always have sufficient long term funding and committed bank facilities in place to meet foreseeable peak borrowing requirements. At 31st March 2008, the group and parent company had borrowings under committed bank facilities of £230.7 million (2007 £15.4 million). The group and parent company also have a number of uncommitted facilities, including metal leases, and overdraft lines at their disposal.

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Undrawn committed borrowing facilities				
Expiring within one year	**60.7**	–	**60.7**	–
Expiring in more than one year but not more than two years	**-**	50.0	**-**	50.0
Expiring in more than two years	**18.6**	244.6	**18.6**	244.6
	79.3	294.6	**79.3**	294.6

After the year end the group and parent company have agreed a further £100 million long term loan facility from the EIB which is provided to support the group's investment in research and development.

28 Financial risk management (continued)

28b Liquidity risk (continued)

The maturity analyses for financial liabilities showing the remaining contractual undiscounted cash flows, including future interest payments but excluding unamortised transaction costs, were:

Group as at 31st March 2008	Within 1 year £ million	1 to 2 years £ million	2 to 5 years £ million	After 5 years £ million	Total £ million
Bank overdrafts	63.6	–	–	–	63.6
Bank and other loans – principal	258.5	15.3	113.9	251.7	639.4
Bank and other loans – interest payments	21.8	19.9	50.4	31.7	123.8
Interest rate swaps – payments	9.0	28.1	24.3	47.2	108.6
Interest rate swaps – receipts	(9.9)	(25.0)	(27.8)	(44.7)	(107.4)
Finance lease obligations	0.5	0.4	1.3	1.9	4.1
Financial liabilities in trade and other payables	315.0	–	–	–	315.0
Foreign exchange forwards, options and swaps – payments	955.2	112.4	–	–	1,067.6
Foreign exchange forwards, options and swaps – receipts	(948.3)	(112.4)	–	–	(1,060.7)
	665.4	38.7	162.1	287.8	1,154.0

Group as at 31st March 2007	Within 1 year £ million	1 to 2 years £ million	2 to 5 years £ million	After 5 years £ million	Total £ million
Bank overdrafts	13.2	–	–	–	13.2
Bank and other loans – principal	29.4	0.3	89.9	295.0	414.6
Bank and other loans – interest payments	21.1	20.3	56.0	48.1	145.5
Interest rate swaps – payments	11.4	11.4	51.2	62.2	136.2
Interest rate swaps – receipts	(10.0)	(10.0)	(44.1)	(54.7)	(118.8)
Finance lease obligations	0.5	0.5	1.3	2.2	4.5
Financial liabilities in trade and other payables	295.6	–	–	–	295.6
Foreign exchange forwards, options and swaps – payments	726.6	168.0	–	–	894.6
Foreign exchange forwards, options and swaps – receipts	(735.0)	(169.5)	–	–	(904.5)
	352.8	21.0	154.3	352.8	880.9

Parent company as at 31st March 2008	Within 1 year £ million	1 to 2 years £ million	2 to 5 years £ million	After 5 years £ million	Total £ million
Bank overdrafts	20.1	–	–	–	20.1
Bank and other loans – principal	234.7	15.1	108.8	251.5	610.1
Bank and other loans – interest payments	21.8	19.9	50.4	31.7	123.8
Interest rate swaps – payments	9.0	28.1	24.3	47.2	108.6
Interest rate swaps – receipts	(9.9)	(25.0)	(27.8)	(44.7)	(107.4)
Finance lease obligations	0.4	0.4	1.3	1.9	4.0
Financial liabilities in trade and other payables	1,076.5	3.3	10.0	148.2	1,238.0
Foreign exchange forwards, options and swaps – payments	1,109.6	112.4	–	–	1,222.0
Foreign exchange forwards, options and swaps – receipts	(1,103.9)	(112.4)	–	–	(1,216.3)
	1,358.3	41.8	167.0	435.8	2,002.9

Parent company as at 31st March 2007	Within 1 year £ million	1 to 2 years £ million	2 to 5 years £ million	After 5 years £ million	Total £ million
Bank overdrafts	17.4	–	–	–	17.4
Bank and other loans – principal	17.8	–	84.8	295.0	397.6
Bank and other loans – interest payments	20.8	20.1	55.4	48.1	144.4
Interest rate swaps – payments	11.4	11.4	51.2	62.2	136.2
Interest rate swaps – receipts	(10.0)	(10.0)	(44.1)	(54.7)	(118.8)
Finance lease obligations	0.5	0.5	1.3	2.2	4.5
Financial liabilities in trade and other payables	733.0	4.0	12.0	113.7	862.7
Foreign exchange forwards, options and swaps – payments	750.8	168.0	–	–	918.8
Foreign exchange forwards, options and swaps – receipts	(758.8)	(169.5)	–	–	(928.3)
	782.9	24.5	160.6	466.5	1,434.5

28 Financial risk management (continued)

28c Credit risk

Within certain businesses, the group and parent company derive a significant proportion of their revenue from sales to major customers. Sales to individual customers are frequently high if the value of precious metals is included in the price. The failure of any such company to honour its debts could materially impact the group's and parent company's results. The group and parent company derive significant benefit from trading with their large customers and manage the risk at many levels. Each business and division has a credit committee that regularly monitors its exposure. The Audit Committee receives a report every six months that details all significant credit limits, amounts due and amounts overdue within the group and the relevant actions being taken. At 31st March 2008 trade receivables for the group amounted to £568.9 million (2007 £469.5 million) (parent company £234.1 million (2007 £185.0 million)). £382.5 million (2007 £286.7 million) of these receivables at group level (£161.5 million (2007 £124.2 million) at parent company level) arose in Emission Control Technologies (ECT) which is part of Environmental Technologies Division and mainly supplies the automotive industry including car and truck manufacturers and component suppliers. Although ECT has a wide spread of the available customers the concentrated nature of this industry means that amounts owed by individual customers can be large. Other parts of the group tend to sell to a larger number of customers and amounts owed tend to be lower. As at 31st March 2008 (and at 31st March 2007) for the group as a whole, no single outstanding balance exceeded 2% of the company's market capitalisation. No assets have been taken possession of as collateral.

The credit profiles of the group's and parent company's customers are obtained from credit rating agencies and closely monitored. The scope of these reviews includes amounts overdue and credit limits. Generally, payments in the automotive industry and in the other markets in which the group operates are made promptly.

Trade receivables are considered impaired when the amount is in dispute, customers are in financial difficulty or for other reasons which imply there is doubt over the recoverability of the debt. Trade receivables can be analysed as:

	Group		Parent company	
	2008 £ million	2007 £ million	**2008 £ million**	2007 £ million
Amounts neither past due nor impaired	**494.7**	403.3	**210.8**	164.7
Amounts past due but not impaired				
less than 30 days	**53.0**	51.4	**16.0**	14.7
30 – 90 days	**13.3**	11.1	**5.4**	4.1
more than 90 days	**8.4**	4.5	**2.0**	1.5
Total past due but not impaired	**74.7**	67.0	**23.4**	20.3
Amounts impaired	**5.7**	3.2	**1.2**	0.9
Specific allowances for bad and doubtful debts	**(5.5)**	(2.9)	**(1.1)**	(0.6)
Carrying amount of impaired receivables	**0.2**	0.3	**0.1**	0.3
General allowances for bad and doubtful debts	**(0.7)**	(1.1)	**(0.2)**	(0.3)
Trade receivables net of allowances	**568.9**	469.5	**234.1**	185.0

Movements in the allowance for impairments were:

	Group		Parent company	
	2008 £ million	2007 £ million	**2008 £ million**	2007 £ million
At 1st April 2007	**4.0**	6.4	**0.9**	1.2
Charge for year	**2.3**	0.3	**0.4**	0.1
Utilised	**(0.2)**	(0.5)	**-**	(0.3)
Disposal of businesses	**-**	(1.9)	**-**	(0.1)
Exchange adjustments	**0.1**	(0.3)	**-**	-
At 31st March 2008	**6.2**	4.0	**1.3**	0.9

Financial assets included in sundry receivables are all current and not impaired.

The credit risk on cash and deposits and derivative financial instruments is limited because the counterparties with significant balances are banks with high credit ratings (not less than AA). As at 31st March 2008, the maximum exposure with a single bank for deposits was £36.3 million (2007 £11.3 million) for the group and £13.0 million (2007 £7.0 million) for the parent company, whilst the largest mark to market exposure for forward foreign exchange contracts to a single bank was £1.8 million (2007 £0.8 million) for the group and parent company. The amounts on deposit at the year end represent the group's and parent company's maximum exposure to credit risk on cash and deposits.

The group guarantees its share of the borrowings and precious metal leases of its associates and its exposure at 31st March 2008 was £1.1 million (2007 £0.8 million). At 31st March 2008 the group and parent company guaranteed £ nil (2007 £3.3 million) of the borrowings of subsidiaries of Endeka Ceramics, former subsidiaries of the group (note 40). The parent company also guarantees some of its subsidiaries' borrowings, partly through interest netting arrangements, and precious metal leases and its exposure at 31st March 2008 was £62.1 million (2007 £16.1 million).

28 Financial risk management (continued)

28d Fair value of financial instruments

The fair value of financial instruments is approximately equal to book value except for:

Group	2008 Carrying amount £ million	2008 Fair value £ million	2007 Carrying amount £ million	2007 Fair value £ million
US Dollar Bonds 2010, 2013, 2015 and 2016	**(253.7)**	**(244.2)**	(240.6)	(242.8)
US Dollar EIB Loan 2011	**(50.3)**	**(51.7)**	(51.0)	(50.9)
Sterling Bonds 2013	**(40.0)**	**(38.6)**	(40.0)	(38.5)

Parent company	2008 Carrying amount £ million	2008 Fair value £ million	2007 Carrying amount £ million	2007 Fair value £ million
Amounts receivable from subsidiaries	**1,537.2**	**1,544.3**	1,111.4	1,109.7
US Dollar Bonds 2010, 2013, 2015 and 2016	**(253.7)**	**(244.2)**	(240.6)	(242.8)
US Dollar EIB Loan 2011	**(50.3)**	**(51.7)**	(51.0)	(50.9)
Sterling Bonds 2013	**(40.0)**	**(38.6)**	(40.0)	(38.5)

The fair values are calculated by discounting future cash flows to net present values using appropriate market interest rates prevailing at the year end. It is not possible to determine reliably the fair value of the group's unquoted available-for-sale investments which have a book value of £5.2 million (2007 £4.8 million) as there is no active market. These are investments in a company that is in the start up phase and in an investment vehicle that invests in start up companies and so there is a wide range of possible values. Given their size it would be overly onerous to provide additional detail.

28e Foreign currency risk

The group operates globally with the majority of its profits earned outside the UK. In order to protect the group's sterling balance sheet and reduce cash flow risk the group has financed most of its investment in the USA, Europe, Japan and China by borrowing US dollars, euros, yen and renminbi respectively. Although an element of this funding is obtained by directly borrowing the relevant currency, a large part is achieved through currency swaps which can be more efficient and reduce costs and credit exposure. The group has designated the currency swaps and one loan (fair value £18.1 million (2007 £15.4 million)) as hedges of net investments in foreign operations as they hedge the changes in values of the subsidiaries' net assets against movements in exchange rates.

The main currencies of the net debt after taking into account the effect of the currency swaps were:

	Group		Group		Parent company		Parent company	
	Borrowings 2008 £ million	Borrowings 2007 £ million	Cash 2008 £ million	Cash 2007 £ million	Borrowings 2008 £ million	Borrowings 2007 £ million	Cash 2008 £ million	Cash 2007 £ million
Sterling	**130.7**	105.3	**177.5**	192.7	**126.8**	102.1	**173.3**	186.4
US dollar	**166.7**	170.5	**13.9**	12.1	**157.5**	164.6	**5.6**	1.1
Euro	**421.6**	232.2	**–**	–	**446.9**	250.2	**–**	–
Japanese yen	**58.3**	57.9	**–**	–	**61.8**	60.3	**–**	–
South African rand	**48.5**	24.8	**–**	–	**5.5**	15.4	**–**	–
Hong Kong dollar	**–**	–	**26.2**	17.4	**–**	2.4	**11.8**	–
Canadian dollar	**–**	1.0	**7.3**	–	**–**	2.0	**7.1**	–
Chinese renminbi	**16.0**	7.2	**2.1**	4.1	**6.0**	5.5	**–**	–
Swiss franc	**–**	–	**7.3**	5.9	**–**	–	**0.9**	2.2
Indian rupee	**5.9**	–	**1.8**	0.6	**–**	–	**–**	–
Swedish krone	**6.6**	0.2	**–**	–	**6.8**	0.5	**–**	–
Other currencies	**5.4**	6.4	**13.2**	7.9	**2.6**	2.4	**0.8**	0.4
	859.7	605.5	**249.3**	240.7	**813.9**	605.4	**199.5**	190.1

The group and parent company use forward exchange contracts, and occasionally currency options, to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. These are designated and accounted for as cash flow hedges. The majority of the cash flows are expected to occur and the hedge effect realised in the income statement in the year ending 31st March 2009.

The main impact of movements in exchange rates on the group's results arises on translation of overseas subsidiaries' profits into sterling. The group's largest exposure is to the US dollar and a 5% (10.0 cent (2007 9.5 cent)) movement in the average exchange rate for the US dollar against sterling would have had a £3.6 million (2007 £3.7 million) impact on operating profit. The group is also exposed to the euro and a 5% (7.1 cent (2007 7.4 cent)) movement in the average exchange rate for the euro against sterling would have had a £1.7 million (2007 £1.5 million) impact on operating profit. This exposure is part of the group's economic risk of operating globally which is essential to remain competitive in the markets in which the group operates.

28 Financial risk management (continued)

28e Foreign currency risk (continued)

For financial instruments the main exposures are to the US dollar and euro and are due to loans, swaps and cash flow hedges on forecast receipts and payments. A 5% (9.9 cent (2007 9.8 cent)) movement in the closing exchange rate for the US dollar against sterling would have had a £1.9 million (2007 £2.4 million) impact on operating profit and an £11.4 million (2007 £9.9 million) impact on equity for these instruments. A 5% (6.3 cent (2007 7.4 cent)) movement in the closing exchange rate for the euro against sterling would have had a £2.4 million (2007 £3.4 million) impact on operating profit and a £28.0 million (2007 £14.1 million) impact on equity for these instruments. However, the impact in operating profit relates primarily to the cash flow hedging instruments hedging the forecast receipts and payments whose cash flows have occurred in the year and so would be offset by similar movements in the hedged items. Similarly, the impact on equity relates primarily to foreign exchange positions used to hedge the subsidiaries' net assets and so would be offset by an equal and opposite movement in the value of the relevant subsidiaries' net assets. The remaining impact on equity of £3.7 million (2007 £1.9 million) for the US dollar and £6.7 million (2007 £2.4 million) for the euro relates to cash flow hedging instruments hedging the forecast receipts and payments whose cash flows have yet to occur.

28f Capital management

The group's policy for managing capital is to maintain a strong balance sheet to ensure that the group always has sufficient resources to be able to invest in future growth. The group has a long term target range for gearing (net debt / equity) of 50% to 60% although in any given year gearing may fall outside this range depending on future plans. See the section on capital structure in the financial review on page 13 for more information.

	Group		Parent company	
	2008 **£ million**	2007 £ million	**2008** **£ million**	2007 restated £ million
Net debt	**610.4**	364.8	**614.4**	415.3
Equity	**1,160.3**	1,078.1	**950.9**	1,016.5
Capital employed	**1,770.7**	1,442.9	**1,565.3**	1,431.8
Gearing	**52.6%**	33.8%	**64.6%**	40.9%

29 Provisions and contingent liabilities

29a Group

	Restructuring provisions £ million	Warranty & technology provisions £ million	Other provisions £ million	Total £ million
At 1st April 2007	2.2	7.3	6.9	16.4
Charge for year	0.3	4.0	0.7	5.0
Utilised	(1.6)	(3.2)	(2.2)	(7.0)
Released	–	(0.6)	(0.3)	(0.9)
Acquisitions	–	3.5	1.1	4.6
Unwinding of discount	–	–	0.1	0.1
Exchange adjustments	–	0.2	–	0.2
At 31st March 2008	**0.9**	**11.2**	**6.3**	**18.4**

	2008 **£ million**	2007 £ million
Current	**5.1**	7.7
Non-current	**13.3**	8.7
Total provisions	**18.4**	16.4

The restructuring provisions relate to all divisions and are expected to be fully spent in 2009.

The warranty and technology provisions represent management's best estimate of the group's liability under warranties granted and remedial work required under technology licences, based on past experience in Environmental Technologies Division. Warranties generally cover a period up to three years.

The other provisions include environmental, legal and relocation provisions. Amounts provided reflect management's best estimate of the expenditure required to settle the obligations at the balance sheet date. It is possible that these and further contingent environmental and legal liabilities may give rise to expenditure above that provided. Further details of environmental and legal provisions and contingent liabilities are not provided to avoid the potential of seriously prejudicing the group's stance in law.

Details of guarantees given by the group are disclosed in note 28c.

29 Provisions and contingent liabilities (continued)

29b Parent company

	Restructuring provisions £ million	Warranty provisions £ million	Other provisions £ million	Total £ million
At 1st April 2007	1.8	0.8	5.8	8.4
Charge for year	0.2	0.2	15.5	15.9
Utilised	(1.2)	–	(0.2)	(1.4)
Released	–	–	(0.2)	(0.2)
At 31st March 2008	**0.8**	**1.0**	**20.9**	**22.7**

	2008 £ million	2007 £ million
Current	**15.0**	2.6
Non-current	**7.7**	5.8
Total provisions	**22.7**	8.4

The restructuring provisions relate to Precious Metal Products Division and Fine Chemicals & Catalysts Division and are expected to be fully spent in 2009.

The warranty provisions represent management's best estimate of the parent company's liability under warranties granted, based on past experience in Environmental Technologies Division.

The other provisions include relocation provisions and provisions to buy metal to cover positions created by the parent company selling metal belonging to subsidiaries. Amounts provided reflect management's best estimate of the expenditure required to settle the obligations at the balance sheet date.

Details of guarantees given by the parent company are disclosed in note 28c.

30 Deferred taxation

30a Group

	Property, plant & equipment £ million	Post-employment benefits £ million	Translation differences on foreign currency loans £ million	Inventories £ million	Other £ million	Total £ million
At 1st April 2006	70.2	3.3	(8.0)	(31.4)	11.2	45.3
(Credit) / charge to income	(6.9)	8.8	(2.2)	(3.3)	8.1	4.5
Tax on items taken directly to or transferred from equity	–	(9.5)	(5.7)	–	(3.1)	(18.3)
Disposals	(3.1)	–	–	0.4	–	(2.7)
Exchange adjustments	(0.3)	–	(0.1)	(0.8)	–	(1.2)
At 31st March 2007	59.9	2.6	(16.0)	(35.1)	16.2	27.6
Charge / (credit) to income	5.3	0.4	1.7	(24.4)	(3.3)	(20.3)
Tax on items taken directly to or transferred from equity	–	4.3	(8.0)	–	(0.1)	(3.8)
Acquisitions	1.8	0.1	–	(1.6)	21.7	22.0
Exchange adjustments	0.1	(0.2)	0.5	(0.2)	1.4	1.6
At 31st March 2008	**67.1**	**7.2**	**(21.8)**	**(61.3)**	**35.9**	**27.1**

	2008 £ million	2007 £ million
Deferred tax assets	**22.3**	8.9
Deferred tax liabilities	**49.4**	36.5
	27.1	27.6

Deductible temporary differences, unused tax losses and unused tax credits not recognised on the balance sheet are £64.9 million (2007 £33.8 million).

Deferred tax liabilities have not been recognised on temporary differences of £496.0 million (2007 £410.4 million) associated with investments in subsidiaries and associates, other than in the case of the group's captive insurance company where cumulative deferred tax of £1.6 million (2007 £1.2 million) has been provided on an accrued dividend.

30 Deferred taxation (continued)

30b Parent company

	Property, plant & equipment £ million	Post-employment benefits £ million	Translation differences on foreign currency loans £ million	Inventories £ million	Other £ million	Total £ million
At 1st April 2006	36.6	21.2	(1.6)	(26.8)	(3.8)	25.6
(Credit) / charge to income	(5.9)	2.4	(2.0)	(5.3)	9.4	(1.4)
Tax on items taken directly to or transferred from equity	–	(9.9)	2.9	–	(3.1)	(10.1)
At 31st March 2007	30.7	13.7	(0.7)	(32.1)	2.5	14.1
Charge / (credit) to income	1.0	0.9	(10.1)	(23.4)	(0.1)	(31.7)
Tax on items taken directly to or transferred from equity	–	3.5	–	–	(0.9)	2.6
At 31st March 2008	**31.7**	**18.1**	**(10.8)**	**(55.5)**	**1.5**	**(15.0)**

Deductible temporary differences, unused tax losses and unused tax credits not recognised on the balance sheet are £4.6 million (2007 £3.6 million).

31 Share capital

	Authorised Number	Authorised £ million	Issued and fully paid Number	Issued and fully paid £ million
Ordinary shares of £1 each				
At 1st April 2006	291,550,000	291.6	220,228,310	220.2
Share options exercised	–	–	248,973	0.3
At 31st March 2007	291,550,000	291.6	220,477,283	220.5
Share options exercised	–	–	196,330	0.2
At 31st March 2008	**291,550,000**	**291.6**	**220,673,613**	**220.7**

Details of outstanding share options and allocations under the company's long term incentive plan which have yet to mature are disclosed in note 12.

At the last annual general meeting on 24th July 2007 shareholders approved a resolution for the company to make purchases of its own shares up to a maximum number of 21,707,361 shares. The resolution remains valid until the conclusion of this year's annual general meeting. The company will purchase its own shares when the board believes it to be in the best interests of the shareholders generally and will result in an increase in earnings per share.

The group's employee share ownership trusts (ESOTs) also buy shares on the open market and hold them in trust for employees participating in the group's executive share option schemes and long term incentive plan. At 31st March 2008 the group's ESOTs held 4,265,151 shares (2007 6,121,013 shares) which had not yet vested unconditionally in employees. Computershare Trustees (CI) Limited, as trustee for the ESOTs, has waived its dividend entitlement. At 31st March 2008 the parent company's ESOT held 4,241,462 shares (2007 6,056,432 shares) which had not yet vested unconditionally in employees.

32 Other reserves

32a Group

	Capital redemption reserve £ million	Foreign currency translation £ million	Available-for-sale reserve £ million	Hedging reserve £ million	Total other reserves £ million
At 1st April 2006	6.5	24.2	0.1	(2.3)	28.5
Cash flow hedges:					
Gains taken to equity	–	–	–	3.1	3.1
Transferred to income statement	–	–	–	1.2	1.2
Fair value gains on net investment hedges	–	23.3	–	–	23.3
Fair value gains on net investment hedges transferred to profit on sale of discontinued operations	–	(2.0)	–	–	(2.0)
Currency translation differences on foreign currency net investments and related loans	–	(67.3)	–	–	(67.3)
Currency translation differences transferred to profit on sale of discontinued operations	–	(3.8)	–	–	(3.8)
Tax on items taken directly to or transferred from equity	–	5.3	–	(1.2)	4.1
At 31st March 2007	6.5	(20.3)	0.1	0.8	(12.9)
Cash flow hedges:					
Losses taken to equity	–	–	–	(12.2)	(12.2)
Transferred to income statement	–	–	–	(0.1)	(0.1)
Fair value of available-for-sale assets transferred to profit on sale	–	–	(0.1)	–	(0.1)
Fair value losses on net investment hedges	–	(37.5)	–	–	(37.5)
Currency translation differences on foreign currency net investments and related loans	–	30.7	–	–	30.7
Tax on items taken directly to or transferred from equity	–	8.4	–	3.1	11.5
At 31st March 2008	**6.5**	**(18.7)**	**–**	**(8.4)**	**(20.6)**

32b Parent company

	Capital redemption reserve £ million	Foreign currency translation £ million	Hedging reserve £ million	Total other reserves £ million
At 1st April 2006	6.5	(0.4)	(1.9)	4.2
Cash flow hedges:				
Gains taken to equity	–	–	2.7	2.7
Transferred to income statement	–	–	1.4	1.4
Currency translation differences on foreign operations	–	1.4	–	1.4
Tax on items taken directly to or transferred from equity	–	–	(1.3)	(1.3)
At 31st March 2007	6.5	1.0	0.9	8.4
Cash flow hedges:				
Losses taken to equity	–	–	(11.9)	(11.9)
Transferred to income statement	–	–	0.1	0.1
Currency translation differences on foreign operations	–	0.1	–	0.1
Tax on items taken directly to or transferred from equity	–	–	2.9	2.9
At 31st March 2008	**6.5**	**1.1**	**(8.0)**	**(0.4)**

33 Changes in equity – attributable to equity holders of the parent company

33a Group

	Share capital £ million	Share premium account £ million	Shares held in ESOTs £ million	Other reserves £ million	Retained earnings £ million	Equity attributable to equity holders of parent company £ million
At 1st April 2006	220.2	144.4	(63.0)	28.5	708.0	1,038.1
Profit for the year	–	–	–	–	206.5	206.5
Actuarial loss on post-employment benefits assets and liabilities	–	–	–	–	(32.3)	(32.3)
Dividends paid	–	–	–	–	(66.0)	(66.0)
New share capital subscribed	0.3	1.9	–	–	–	2.2
Purchase of treasury shares	–	–	–	–	(52.6)	(52.6)
Share-based payments	–	–	–	–	11.8	11.8
Cost of shares transferred to employees	–	–	1.1	–	(5.6)	(4.5)
Cash flow hedges:						
Gains taken to equity	–	–	–	3.1	–	3.1
Transferred to income statement	–	–	–	1.2	–	1.2
Fair value gains on net investment hedges	–	–	–	23.3	–	23.3
Fair value gains on net investment hedges transferred to profit on sale of discontinued operations	–	–	–	(2.0)	–	(2.0)
Currency translation differences on foreign currency net investments and related loans	–	–	–	(67.3)	–	(67.3)
Currency translation differences transferred to profit on sale of discontinued operations	–	–	–	(3.8)	–	(3.8)
Tax on items taken directly to or transferred from equity	–	–	–	4.1	13.9	18.0
At 31st March 2007	220.5	146.3	(61.9)	(12.9)	783.7	1,075.7
Profit for the year	–	–	–	–	186.2	186.2
Actuarial gain on post-employment benefits assets and liabilities	–	–	–	–	16.2	16.2
Dividends paid	–	–	–	–	(72.3)	(72.3)
New share capital subscribed	0.2	2.0	–	–	–	2.2
Purchase of shares for ESOTs	–	–	(45.9)	–	–	(45.9)
Purchase of treasury shares	–	–	–	–	(39.1)	(39.1)
Share-based payments	–	–	–	–	9.8	9.8
Cost of shares transferred to employees	–	–	39.2	–	(6.5)	32.7
Cash flow hedges:						
Losses taken to equity	–	–	–	(12.2)	–	(12.2)
Transferred to income statement	–	–	–	(0.1)	–	(0.1)
Fair value of available-for-sale assets transferred to profit on sale	–	–	–	(0.1)	–	(0.1)
Fair value losses on net investment hedges	–	–	–	(37.5)	–	(37.5)
Currency translation differences on foreign currency net investments and related loans	–	–	–	30.7	–	30.7
Tax on items taken directly to or transferred from equity	–	–	–	11.5	1.1	12.6
At 31st March 2008	**220.7**	**148.3**	**(68.6)**	**(20.6)**	**879.1**	**1,158.9**

During the year the company purchased 2,397,877 shares at a cost of £39.1 million. These shares are being held as treasury shares bringing the total number of treasury shares to 5,997,877 at a total cost of £91.7 million.

33 Changes in equity – attributable to equity holders of the parent company (continued)

33b Parent company

	Share capital £ million	Share premium account £ million	Shares held in ESOTs £ million	Other reserves £ million	Retained earnings £ million	Equity attributable to equity holders of parent company £ million
At 31st March 2006	220.2	144.4	(62.6)	4.2	904.9	1,211.1
Changes in accounting policy	–	–	–	–	3.3	3.3
At 1st April 2006 (restated)	220.2	144.4	(62.6)	4.2	908.2	1,214.4
Loss for the year	–	–	–	–	(75.1)	(75.1)
Actuarial loss on post-employment benefits assets and liabilities	–	–	–	–	(32.2)	(32.2)
Dividends paid	–	–	–	–	(66.0)	(66.0)
New share capital subscribed	0.3	1.9	–	–	–	2.2
Purchase of treasury shares	–	–	–	–	(52.6)	(52.6)
Share-based payments	–	–	–	–	11.8	11.8
Cost of shares transferred to employees	–	–	1.1	–	(5.6)	(4.5)
Cash flow hedges:						
Gains taken to equity	–	–	–	2.7	–	2.7
Transferred to income statement	–	–	–	1.4	–	1.4
Currency translation differences on foreign operations	–	–	–	1.4	–	1.4
Tax on items taken directly to or transferred from equity	–	–	–	(1.3)	14.3	13.0
At 31st March 2007 (restated)	220.5	146.3	(61.5)	8.4	702.8	1,016.5
Profit for the year	–	–	–	–	44.9	44.9
Actuarial gain on post-employment benefits assets and liabilities	–	–	–	–	13.0	13.0
Dividends paid	–	–	–	–	(72.3)	(72.3)
New share capital subscribed	0.2	2.0	–	–	–	2.2
Purchase of shares for ESOTs	–	–	(46.1)	–	–	(46.1)
Purchase of treasury shares	–	–	–	–	(39.1)	(39.1)
Share-based payments	–	–	–	–	9.8	9.8
Cost of shares transferred to employees	–	–	39.2	–	(7.1)	32.1
Cash flow hedges:						
Losses taken to equity	–	–	–	(11.9)	–	(11.9)
Transferred to income statement	–	–	–	0.1	–	0.1
Currency translation differences on foreign operations	–	–	–	0.1	–	0.1
Tax on items taken directly to or transferred from equity	–	–	–	2.9	(1.3)	1.6
At 31st March 2008	**220.7**	**148.3**	**(68.4)**	**(0.4)**	**650.7**	**950.9**

34 Minority interests

	£ million
At 1st April 2006	6.4
Share of loss for the year	(1.0)
Dividends	(0.3)
Disposal (note 40)	(2.7)
Arising on formation of subsidiary	0.3
Share capital reduction of subsidiary	(0.3)
At 31st March 2007	2.4
Share of loss for the year	(0.8)
Dividends	(0.4)
Acquisition (note 39)	0.2
At 31st March 2008	**1.4**

In July 2006 the group formed a new subsidiary and entered into a joint venture with Dialog Systems Sdn Bhd. Dialog contributed plant and machinery of £0.1 million and cash of £0.2 million in return for a minority interest of £0.3 million.

35 Gross cash flows

35a Purchases of non-current assets and investments

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Purchases of property, plant and equipment	**132.6**	115.1	**64.7**	42.7
Purchases of intangible assets	**11.8**	9.7	**1.7**	1.2
Purchase of additional shares issued by subsidiary	**-**	-	**39.4**	-
Purchases of available-for-sale investments	**0.7**	0.2	**-**	-
	145.1	125.0	**105.8**	43.9

35b Purchases of businesses and minority interests

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Purchase of businesses	**160.7**	8.6	**-**	5.1
Cash acquired with businesses	**(2.6)**	-	**-**	-
	158.1	8.6	**-**	5.1

35c Net proceeds from sale of businesses and minority interests

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Disposal of Ceramics (note 40)	**(1.8)**	141.3	**(1.2)**	1.4
Cash and cash equivalents disposed of with Ceramics (note 40)	**-**	(14.4)	**-**	-
Cash received on capital reduction of subsidiary	**-**	-	**-**	2.7
Cash received from minority interest on formation of subsidiary (note 34)	**-**	0.2	**-**	-
	(1.8)	127.1	**(1.2)**	4.1

35d Net purchase of own shares

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Issue of ordinary share capital	**2.2**	2.2	**2.2**	2.2
Purchase of own shares	**(46.8)**	(52.6)	**(47.6)**	(52.6)
	(44.6)	(50.4)	**(45.4)**	(50.4)

35e Proceeds from / (repayment of) borrowings and finance leases

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Increase / (decrease) in borrowings falling due within one year	**33.0**	(51.6)	**31.9**	(66.2)
Increase / (decrease) in borrowings falling due after more than one year	**175.2**	(19.9)	**180.1**	80.6
Capital element of finance lease rental payments	**(0.2)**	(0.3)	**(0.3)**	(0.2)
	208.0	(71.8)	**211.7**	14.2

36 Cash and cash equivalents

	Group 2008 £ million	Group 2007 £ million	Parent company 2008 £ million	Parent company 2007 £ million
Cash and deposits	**102.1**	73.2	**25.2**	9.9
Bank overdrafts	**(63.6)**	(13.2)	**(20.1)**	(17.4)
Cash and cash equivalents	**38.5**	60.0	**5.1**	(7.5)

37 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 31st March 2008 precious metal leases were £86.1 million (2007 £93.2 million).

38 Commitments

	Group		Parent company	
	2008 £ million	2007 £ million	2008 £ million	2007 £ million
Future capital expenditure contracted but not provided	**17.3**	9.2	**7.9**	5.3
Future minimum amounts payable under non-cancellable operating leases				
Within one year	**9.6**	8.7	**2.0**	1.9
From one to five years	**12.5**	14.2	**3.5**	4.2
After five years	**16.2**	11.5	**6.2**	6.7
	38.3	34.4	**11.7**	12.8
Future minimum amounts payable under finance leases				
Within one year	**0.5**	0.5	**0.4**	0.5
From one to five years	**1.7**	1.8	**1.7**	1.8
After five years	**1.9**	2.2	**1.9**	2.2
	4.1	4.5	**4.0**	4.5
Less future finance charges	**(0.9)**	(1.1)	**(0.9)**	(1.1)
Present value of finance lease obligations	**3.2**	3.4	**3.1**	3.4

39 Acquisitions

If all acquisitions had been completed on 1st April 2007 the revenue for the group would have been £7,561.4 million and its profit for the year for continuing operations £194.0 million.

Argillon Group

On 6th February 2008 the group acquired 100% of the issued share capital of Argillon Group (Argillon). Argillon specialises in catalysts and advanced ceramic materials and sells a range of products into a number of different industries.

The goodwill arising is attributable to the synergistic opportunity to take the existing Argillon technology together with Johnson Matthey's capital resources, technological expertise and commercial teams in businesses across the world, to develop new products to service new markets. There will also be synergies in combining the group and Argillon's complementary catalyst operations. The acquisition of Argillon adds valuable technology to Johnson Matthey's existing emission control capabilities for controlling oxides of nitrogen (NOx). As well as products for the heavy duty diesel (HDD) truck market, Argillon manufactures catalysts for power plants, industrial applications and waste incineration plants. These products have application in coal fired power stations to reduce harmful NOx emissions. This could become a major market in a few years' time as coal is increasingly used to produce electricity and people around the world become more concerned about air quality. The acquisition of Argillon also adds to Emission Control Technologies' existing business selling NOx control systems for large stationary engines and in marine applications. Johnson Matthey estimates that the HDD catalyst market for mobile applications will grow from approximately US $700 million of sales excluding precious metals in 2008 to US $3 billion by the end of 2014 driven by legislation requiring much reduced levels of emissions which is due to come into force over the next six years. Argillon's products can be used to meet some of these legislative standards but they are more likely to be used in combination with other technology which has been developed by Johnson Matthey. By combining Argillon's and Johnson Matthey's technology, testing facilities and global sales capability sales of Argillon's products are likely to be significantly higher than Argillon could achieve on its own. In addition, in the next decade the board believes there will be significant opportunities for new products for NOx control to meet standards yet to be promulgated given global concerns about air quality and global warming. The combination of Argillon's and Johnson Matthey's technology and research and development capabilities should provide significantly better opportunities for developing successful products for these markets than the sum of the two businesses on a stand alone basis.

39 Acquisitions (continued)

Argillon Group (continued)

The net assets acquired were:

	Carrying amounts under IFRS immediately prior to acquisition £ million	Fair value adjustments £ million	Fair value at time of acquisition £ million
Property, plant and equipment	21.5	9.9	31.4
Intangible assets – capitalised software	0.4	–	0.4
Intangible assets – patents and trademarks	1.6	6.3	7.9
Intangible assets – customer contracts and relationships	–	35.0	35.0
Intangible assets – research and technology	–	16.6	16.6
Intangible assets – capitalised development	0.4	5.0	5.4
Assets classified as held for sale (note 40)	39.6	(0.6)	39.0
Liabilities classified as held for sale (note 40)	(16.0)	(8.1)	(24.1)
Inventories	11.5	–	11.5
Trade and other receivables	22.4	7.7	30.1
Cash and cash equivalents	2.3	–	2.3
Current other borrowings	(3.6)	–	(3.6)
Trade and other payables	(26.0)	–	(26.0)
Current income tax liabilities	(4.8)	–	(4.8)
Deferred income tax liabilities	(1.1)	(20.9)	(22.0)
Employee benefits obligations	(5.1)	–	(5.1)
Provisions	(2.8)	(1.8)	(4.6)
Total net assets acquired	40.3	49.1	89.4
Goodwill on acquisition			72.5
			161.9

Satisfied by:

	£ million
Purchase consideration – cash	159.4
Costs incurred – cash	0.9
Costs incurred – accrued	1.6
	161.9

Net cash outflow arising on acquisition was:

	£ million
Cash consideration and costs	160.3
Less cash and cash equivalents acquired	2.3
Net cash outflow	158.0
Borrowings acquired	3.6
Increase in net debt	161.6

From 6th February 2008 Argillon's results (excluding the held for sale business (note 40)) are included in Environmental Technologies and were:

	£ million
Operating profit before amortisation of intangible assets recognised on acquisition by Johnson Matthey	2.9
Amortisation of intangible assets recognised on acquisition by Johnson Matthey	(1.8)
Profit before tax	1.1
Income tax expense	(0.4)
Net profit	0.7

39 Acquisitions (continued)

Qingdao Johnson Matthey Hero Catalyst Company Limited

In September 2007 the group acquired 49% of Qingdao Johnson Matthey Hero Catalyst Company Limited (Hero), a Chinese catalyst company, for £0.2 million and incurred costs of £0.2 million. The group controls Hero and so it is accounted for as a subsidiary. The fair value of the assets acquired were £0.1 million for a customer contract, £0.1 million for plant and equipment and £0.3 million for cash. The minority interest was £0.2 million, giving goodwill of £0.1 million. Since acquisition it has contributed £0.1 million to the group's profit for the year and its results are included in Environmental Technologies.

United Farmaceuticals Limited acquired in the year ended 31st March 2007

On 13th April 2006 the group purchased most of the business of United Farmaceuticals Limited for £1.9 million plus costs of £0.1 million. The fair value of the assets acquired were plant and machinery of £0.3 million and inventories of £0.6 million giving goodwill of £1.1 million. The goodwill arising is attributable to future synergies arising from the combination. It has been fully integrated with Macfarlan Smith and so its post acquisition results are not identifiable and are included in Fine Chemicals & Catalysts.

Process diagnostics business acquired in the year ended 31st March 2007

On 21st April 2006 the group purchased the process diagnostics business of Quest TruTec for £3.8 million plus costs of £0.1 million. The fair value of the assets acquired were customer contracts and relationships of £0.4 million, property, plant and equipment of £0.3 million giving goodwill of £3.2 million. The goodwill arising is attributable to future synergies arising from the combination. It has been fully integrated with the group's existing processing services business and so its post acquisition results are not identifiable and are included in Environmental Technologies.

40 Discontinued operations

The results of the discontinued operations included in the consolidated income statement were:

	2008 **£ million**	2007 £ million
Ceramics Division		
Sales of goods to external customers	-	160.1
Inter-segment sales	-	3.4
Expenses	-	(147.6)
Operating profit	-	15.9
Finance costs	-	(0.5)
Finance income	-	0.9
Profit before tax	-	16.3
Income tax expense	-	(5.7)
Profit on disposal	-	33.3
Profit for the year from Ceramics Division	-	43.9
Additional environmental warranty obligations retained on sale of Pigments & Dispersions	-	(0.2)
Profit of the insulators and alumina business	**0.3**	-
Profit for the year from discontinued operations	**0.3**	43.7

Insulators and alumina business

As part of the acquisition of Argillon the group acquired an insulators and alumina business which it is actively marketing and expects to sell during 2008. It has been classified as held for sale.

40 Discontinued operations (continued)

Ceramics Division sold in the year ended 31st March 2007

On 28th February 2007 the group sold its Ceramics Division to the Endeka Ceramics group established by Pamplona Capital Partners I, LP, a private equity investment fund.

Ceramics Division's net assets disposed of were:

	2007 £ million
Property, plant and equipment	56.6
Goodwill	0.4
Inventories	43.4
Trade and other receivables	61.2
Cash and deposits	20.1
Bank overdrafts	(5.7)
Current other borrowings	(6.5)
Group loans	(12.6)
Current trade and other payables	(37.0)
Current income tax liabilities	(2.0)
Non-current trade and other payables	(0.7)
Employee benefits obligations	(1.5)
Deferred income tax liabilities	(2.7)
	113.0
Minority interests	(2.7)
	110.3

The profit on disposal of Ceramics Division was:

	2007 £ million
Consideration – cash	143.9
Consideration – refund outstanding (paid during the year ended 31st March 2008)	(0.6)
Costs incurred – cash	(2.6)
Costs incurred – non-cash	(0.4)
Costs incurred – accrued (£1.2 million paid during the year ended 31st March 2008)	(2.3)
	138.0
Less assets disposed of	(110.3)
Pension curtailment gain	0.9
Cumulative exchange gains deferred in equity	5.8
Profit on disposal before tax	34.4
Tax	(1.1)
Profit on disposal	33.3

The net cash flows of Ceramics were:

	2007 £ million
Net cash inflow from operating activities of discontinued operations	0.7
Net cash outflow from investing activities of discontinued operations	(4.5)
Net cash outflow from financing activities of discontinued operations	(1.9)

The Ceramics Division had a presence in each of the geographical segments. Its external sales by geographical destination were:

	Europe £ million	North America £ million	Asia £ million	Rest of the World £ million	Total £ million
Period ended 28th February 2007	86.8	5.1	40.9	27.3	160.1

41 Transactions with related parties

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated on consolidation and so are only disclosed for the parent company's accounts. The group's associate, as described in note 18, is a related party. Guarantees of subsidiaries' and associate's borrowings are disclosed in note 28c.

	Group		Parent company	
	2008 £ million	2007 £ million	2008 £ million	2007 £ million
Trading transactions with associate				
Sale of goods	**0.2**	–	**0.2**	–
Trading transactions with subsidiaries				
Sale of goods	**–**	–	**1,252.0**	940.7
Purchases of goods	**–**	–	**716.9**	196.8
Income from service charges	**–**	–	**1.8**	2.3
Amounts receivable from subsidiaries	**–**	–	**71.2**	43.7
Amounts payable to subsidiaries	**–**	–	**21.0**	17.1
Loans to subsidiaries	**–**	–	**1,466.0**	1,067.7
Loans from subsidiaries	**–**	–	**1,084.5**	723.3

The group's post-employment benefits plans are related parties and the group's and parent company's transactions with them are disclosed in notes 13a and 13b respectively.

The transactions with key management personnel are described in note 11c.

42 Key sources of estimation uncertainty

Determining the carrying amounts of some assets and liabilities requires estimation of the effects of uncertain future events on those assets and liabilities at the balance sheet date. The group and parent company have made appropriate estimates when applying the accounting policies, but the actual outcome may differ from those calculated.

The key sources of estimation uncertainty at the balance sheet date which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

Post-employment benefits

The group's and parent company's defined benefit plans are assessed annually by qualified independent actuaries. The details of the plans and assumptions used are described in note 13.

Goodwill

The group has capitalised goodwill of £482.8 million and the parent company has £249.5 million. Annual impairment reviews are performed which require various assumptions. More details are given in note 15.

Other intangible assets

Other intangible assets which are not yet being amortised (note 16) are also subject to annual impairment reviews based on discounted cash flow projections. No impairment has been found.

Provisions and contingent liabilities

As described in note 29 and the accounting policies, the group and parent company measure provisions and contingent liabilities at management's best estimate of the expenditure required to settle the obligations at the balance sheet date.

Taxation

The tax payable on profits is determined based on tax laws and regulations that apply in each of the numerous jurisdictions in which the group operates. Where the precise impact of these laws and regulations is unclear then reasonable estimates may be used to determine the tax charge included in the accounts. If the tax eventually payable or reclaimable differs from the amounts originally estimated then the difference will be charged or credited in the accounts for the year in which it is determined.

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

Europe	Country of incorporation
S.A. Johnson Matthey N.V.	Belgium
Johnson Matthey Pharmaceutical Materials Ireland Limited	Eire
+ Avocado Research Chemicals Limited	England
+ Davy Process Technology Limited	England
+ Johnson Matthey Fuel Cells Limited (82.5%)	England
Johnson Matthey SAS	France
Johnson Matthey GmbH	Germany
Argillon GmbH	Germany
Johnson Matthey BV	Netherlands
Johnson Matthey AB	Sweden
Johnson Matthey & Brandenberger AG	Switzerland

North America	Country of incorporation
The Argent Insurance Co. Limited	Bermuda
Johnson Matthey Limited	Canada
Johnson Matthey de Mexico, S.A. de C.V.	Mexico
Johnson Matthey Inc.	USA
Johnson Matthey Catalog Company Inc.	USA
Johnson Matthey Fuel Cells, Inc. (82.5%)	USA
Johnson Matthey Pharmaceutical Materials, Inc.	USA

Asia	Country of incorporation
Johnson Matthey (Shanghai) Chemicals Limited	China
Johnson Matthey Hong Kong Limited	Hong Kong
Johnson Matthey India Private Limited	India
Johnson Matthey Chemicals India Private Limited	India
Johnson Matthey Japan, Inc.	USA
+ Johnson Matthey Sdn. Bhd. (92%)	Malaysia
Johnson Matthey Catalysts Korea Limited	South Korea

Africa	Country of incorporation
Johnson Matthey (Pty) Limited	South Africa

Australasia	Country of incorporation
* AGR Matthey (20%)	Australia

South America	Country of incorporation
+ Johnson Matthey Argentina S.A.	Argentina

Except where otherwise stated, all companies are wholly owned.

* Associate (see note 18 on page 84).

\+ Investments held directly by parent company.

All the subsidiaries and associates are involved in the principal activities of the group.

FIVE YEAR RECORD

	UK GAAP	IFRS			
	2004 £ million	2005 £ million	2006 £ million	2007 £ million	2008 £ million
Revenue	4,492.9	4,626.2	4,755.9	6,151.7	**7,498.7**
Sales excluding the value of precious metals	1,224.4	1,187.7	1,341.2	1,454.2	**1,750.2**
Underlying operating profit	206.0	216.6	235.5	255.2	**296.8**
Goodwill amortisation	(19.8)	-	-	-	**-**
Amortisation of acquired intangibles	-	-	(0.8)	(2.8)	**(3.1)**
One-off items	2.1	(36.7)	(6.0)	-	**-**
Operating profit	188.3	179.9	228.7	252.4	**293.7**
Net finance costs	(16.3)	(13.0)	(14.7)	(26.8)	**(30.3)**
Net return on retirement benefits assets and liabilities	6.0	-	-	-	**-**
Share of profit / (loss) of associates	-	0.5	(0.2)	0.9	**(1.1)**
Profit before tax	178.0	167.4	213.8	226.5	**262.3**
Income tax expense	(57.9)	(46.5)	(62.5)	(64.7)	**(77.2)**
Profit after taxation	120.1	120.9	151.3	161.8	**185.1**
(Loss) / profit for the year from discontinued operations	-	(6.4)	-	43.7	**0.3**
Minority interests	1.7	1.0	0.8	1.0	**0.8**
Profit attributable to equity holders of the parent company	121.8	115.5	152.1	206.5	**186.2**
Underlying earnings per ordinary share	64.0p	67.0p	73.0p	82.2p	**89.5p**
Earnings per ordinary share	56.0p	53.2p	70.8p	96.9p	**88.5p**
Dividend per ordinary share	26.4p	27.7p	30.1p	33.6p	**36.6p**
Summary Balance Sheet					
Assets employed:					
Goodwill	377.1	375.1	402.4	399.2	**482.8**
Property, plant and equipment / other intangible assets	608.1	620.4	702.4	640.8	**816.6**
Non-current investments / associates / joint ventures	5.5	6.7	10.2	9.6	**8.9**
Inventories	417.3	307.3	345.8	362.7	**380.4**
Receivables / current investments / tax assets / financial assets	389.0	375.3	497.1	549.2	**734.4**
Payables / provisions / tax liabilities / financial liabilities	(534.4)	(382.3)	(520.2)	(519.5)	**(669.6)**
Post-employment benefits net assets / employee benefits obligations	3.5	(3.0)	18.8	0.9	**17.2**
	1,266.1	1,299.5	1,456.5	1,442.9	**1,770.7**
Financed by:					
Net borrowings and finance leases	394.5	369.6	412.0	364.8	**610.4**
Retained earnings	528.4	594.5	708.0	783.7	**879.1**
Share capital, share premium, shares held in ESOTs and other reserves	333.8	327.9	330.1	292.0	**279.8**
Minority interests	9.4	7.5	6.4	2.4	**1.4**
Capital employed	1,266.1	1,299.5	1,456.5	1,442.9	**1,770.7**
Cumulative goodwill taken directly to reserves	40.6	-	-	-	**-**
Return on invested capital (Underlying operating profit / average capital employed and cumulative goodwill taken directly to reserves)	16.2%	16.7%	17.1%	17.6%	**18.5%**

Figures for 2006 onwards have been prepared under IFRS. Figures for 2005 have been restated for IFRS. Figures for 2004 have been prepared under UK GAAP.

SHAREHOLDER INFORMATION

Johnson Matthey Share Price Five Year Performance versus FTSE 100 and FTSE 350



Johnson Matthey
FTSE 100
FTSE 350
280
260
240
220
200
180
160
140
120
100
80
March 2003
March 2004
March 2005
March 2006
March 2007
March 2008

Johnson Matthey Share Price as at 31st March

2003	2004	2005	2006	2007	2008
737p	879.5p	989p	1,396p	1,576p	2,005p

Analysis of Ordinary Shareholders as at 30th April 2008

By Location



Rest of World 0.5%
Asia 1.4%
Unidentified 2.9%
USA and Canada 9.7%
Continental Europe 7.6%
UK and Eire 77.9%

By location	Number of shares	Percentage
UK and Eire	171,910,057	77.9
Continental Europe	16,748,195	7.6
USA and Canada	21,403,060	9.7
Asia	3,156,522	1.4
Rest of World	987,335	0.5
Unidentified	6,468,444	2.9
	220,673,613	100.00

By Category



Treasury Shares and Employee Share Schemes 6.1%
Other 9.2%
Individuals 1.7%
Investment and Unit Trusts 9.6%
Pension Funds 53.5%
Insurance Companies 19.9%

By category	Number of shares	Percentage
Pension Funds	118,023,996	53.5
Insurance Companies	43,956,698	19.9
Investment and Unit Trusts	21,214,978	9.6
Individuals	3,613,553	1.7
Treasury Shares and Employee Share Schemes	13,513,949	6.1
Other	20,350,439	9.2
	220,673,613	100.00

By Size of Holding



1-1,000 1.7%
1,001-10,000 3.2%
5,000,001 and over 32.3%
10,001-100,000 7.8%
100,001-1,000,000 26.6%
1,000,001-5,000,000 28.4%

By size of holding	Number of holdings	Percentage	Number of shares	Percentage
1 – 1,000	9,347	73.0	3,832,164	1.7
1,001 – 10,000	2,747	21.4	6,983,628	3.2
10,001 – 100,000	481	3.8	17,256,131	7.8
100,001 – 1,000,000	194	1.5	58,562,716	26.6
1,000,001 – 5,000,000	29	0.2	62,732,849	28.4
5,000,001 and over	10	0.1	71,306,125	32.3
	12,808	100.00	220,673,613	100.00

SHAREHOLDER INFORMATION

Share Dealing Services

A telephone and internet dealing service for UK shareholders is provided by the company's registrars, Equiniti. For further details, including Equiniti's terms and conditions, log on to www.shareview.co.uk/dealing or call 08456 037 037.

Dividend History – Pence per Share

	2004	2005	2006	2007	2008
Interim	8.2	8.7	9.1	9.9	10.6
Final	18.2	19.0	21.0	23.7	26.0
Total	26.4	27.7	30.1	33.6	36.6

Dividend Policy

It is Johnson Matthey's policy to grow dividends in line with underlying earnings while maintaining dividend cover at about two and a half times to ensure sufficient funds are retained to support organic growth. Over the last five years from 2003/04, underlying earnings per share have grown at a compound annual growth rate of 9% p.a. The board is proposing a final dividend for 2007/08 of 26.0 pence to take the total for the year to 36.6 pence, which is 9% up in line with growth in underlying earnings. The dividend will be covered 2.45 times by underlying earnings. For further discussion of the group's financial objectives see the Strategy and Objectives section of the Business Review on page 7 of this Annual Report.

Dividend Payments and DRIP

Dividends can be paid directly into shareholders' bank or building society accounts. Shareholders wishing to take advantage of this facility should contact the company's registrars, Equiniti, or complete the dividend mandate form attached to their dividend cheque. A Dividend Reinvestment Plan (DRIP) is also available which allows shareholders to purchase additional shares in the company. Further information can be obtained from Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Telephone 0871 384 2268*. They can also be contacted via their website at www.shareview.co.uk.

American Depositary Receipts

Johnson Matthey has a sponsored Level 1 American Depositary Receipt (ADR) programme which The Bank of New York administers and for which it acts as Depositary. Each ADR represents two Johnson Matthey ordinary shares. The ADRs trade in the US over-the-counter (OTC) market under the symbol JMPLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted on 1-888-BNY-ADRS (1-888-269-2377) toll free if you are calling from within the United States. Alternatively, they can be contacted by e-mail at shareowners@bankofny.com or via their website at www.adrbnymellon.com.

Share Price and Group Information

Information on the company's current share price together with copies of the group's annual and half-yearly reports and major presentations to analysts and institutional shareholders are available on the Johnson Matthey website: www.matthey.com.

The website's Investor Centre contains extensive information and a number of tools which will be of assistance to investors including historic share price information downloads and a share price charting facility.

For capital gains tax purposes the mid-market price of the company's ordinary shares on 31st March 1982 was 253 pence.

Enquiries

Shareholders who wish to contact Johnson Matthey Plc on any matter relating to their shareholding are invited to contact the company's registrars, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Telephone 0871 384 2344* or via their website www.shareview.co.uk.

Shareholders may also telephone the company on 020 7269 8400 or write to:

The Company Secretary
Johnson Matthey Plc
40-42 Hatton Garden
London
EC1N 8EE

For other enquiries shareholders may contact the Director, Investor Relations and Corporate Communications at the above address and telephone number.

* Calls to these numbers are charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.

Financial Calendar 2008/09

2008

11th June
Ex dividend date

13th June
Final dividend record date

22nd July
117th Annual General Meeting (AGM)

5th August
Payment of final dividend subject to declaration at the AGM

26th November
Announcement of results for the six months ending 30th September 2008

3rd December
Ex dividend date

5th December
Interim dividend record date

2009 (provisional)

3rd February
Payment of interim dividend

4th June
Announcement of results for the year ending 31st March 2009

10th June
Ex dividend date

12th June
Final dividend record date

21st July
118th Annual General Meeting (AGM)

4th August
Payment of final dividend subject to declaration at the AGM

GLOSSARY OF TERMS

ADDERALL XR®	An extended release product used in the treatment of Attention Deficit Hyperactivity Disorder
ADR	American Depositary Receipt
AGM	Annual general meeting
Alfa Aesar	Brand name of Johnson Matthey's Research Chemicals business
AMOG	Ammonia, Methanol, Oil and Gas
API	Active pharmaceutical ingredient
CEC	Chief Executive's Committee
CGU	Cash-generating unit
CIA	Chemical Industries Association
CO_2	Carbon dioxide
CSR	Corporate Social Responsibility
DPF	Diesel particulate filter
DMFC	Direct methanol fuel cell
DRIP	Dividend Reinvestment Plan
ECT	Emission Control Technologies
EHS	Environment, health and safety
EIB	European Investment Bank
EPS	Earnings per share
ESOT	Employee Share Ownership Trust
EU	European Union
Fuel Cell	Technology which converts hydrogen or other fuels (methanol, natural gas) into clean electricity
FURBS	Funded Unapproved Retirement Benefit Scheme
FT, Fischer Tropsch	Catalytic process used to convert syngas or gasified coal into sulphur free hydrocarbons, including diesel fuel
Gearing	Net debt / equity
GTL	Gas to liquids – multi stage catalytic process used to convert stranded natural gas into sulphur free hydrocarbons, including diesel fuel
HDD	Heavy duty diesel
Hydromorphone	A semi-synthetic opiate with a potent analgesic effect
IAS	International Accounting Standard
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
ISO 14000	Internationally recognised series of standards which specify the requirements for an environmental management system
ISO 9000	Internationally recognised series of standards which specify the requirements for a quality management system
JMEPS	Johnson Matthey Employees Pension Scheme
JMTC	Johnson Matthey Technology Centre
LTIP	Long term incentive plan
MDRC	Management Development and Remuneration Committee
MEA	Membrane electrode assembly
NOx	Nitrogen oxides
OEM	Original equipment manufacturer
Oxycodone	An opiate used to relieve medium to severe pain
PBT	Underlying profit before tax
Pgm	Platinum group metal
Prostaglandin	Synthetic analogues of hormone-like substances
R&D	Research and development
REACH	Registration, Evaluation and Authorisation of Chemicals. EU chemical control legislation which came into force in June 2007
ROIC	Return on invested capital
RPI	Retail price index
SIC	Standing Interpretations Committee
SIP	Share incentive plan
SO_2	Sulphur dioxide
STEM	Scanning transmission electron microscopy
Syngas	A mixture of hydrogen and carbon oxides
TSR	Total shareholder return
UK GAAP	UK Generally Accepted Accounting Principles

INDEX

COMPANY DETAILS

Registered Office

40-42 Hatton Garden
London EC1N 8EE
Telephone: 020 7269 8400
Fax: 020 7269 8433
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England – Number 33774

Professional Advisers

Auditors

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Brokers

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Lawyers

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Taylor Wessing LLP
Carmelite
50 Victoria Embankment
Blackfriars
London EC4Y 0DX

Registrars

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Telephone: 0871 384 2344*
Internet address: www.shareview.co.uk

* Calls to this number are charged at 8p per minute from a BT landline. Other telephony providers' costs may vary

Johnson Matthey is grateful to the following for their help in providing illustrations

Platinum rings, page 14 – Cendres & Metaux SA, Switzerland
Methanol plant, page 17 – Oman Methanol Company LLC
SuperSTEM image, page 22 – Intertek MSG and SuperSTEM (University of Liverpool)
Hydrogen fuel cell bus, page 28 and back cover – AC Transit

The paper in this report is produced with 100% ECF (Elemental Chlorine Free) ecological pulp which is fully recyclable, biodegradable, pH Neutral, heavy metal absence and acid-free. It is manufactured within a mill which complies with the international environmental ISO 14001 standard.

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. TT-COC-2142
© 1996 Forest Stewardship Council

This report has been printed using an alcohol free process and the printing inks are made from vegetable oil, are non-hazardous and are from renewable sources. Over 90% of solvents and developers are recycled for further use and recycling initiatives are in place for all other waste associated with this production. The printers are FSC and ISO 14001 certified with strict procedures in place to safeguard the environment through all our processes. They have also registered and had audits done by the Carbon Trust to reduce their Carbon Footprint.

ISO 14001 Registered

Designed and produced by **MAGEE**
www.magee.co.uk

Printed by CTD



Johnson Matthey

40-42 Hatton Garden
London EC1N 8EE
United Kingdom
Tel: +44 (0)20 7269 8400
Fax: +44 (0)20 7269 8433
www.matthey.com







Johnson Matthey

News Release

For Release at 7.00 am Thursday 5th June 2008

Preliminary Results for the year ended 31st March 2008

Summary Results

	Year to 31st March 2008	2007	% change
Revenue	£7,499m	£6,152m	+22
Sales excluding precious metals	£1,750m	£1,454m	+20
Profit before tax	£262.3m	£226.5m	+16
Total earnings per share	88.5p	96.9p	-9
Underlying*:			
Profit before tax	£265.4m	£229.3m	+16
Earnings per share	89.5p	82.2p	+9
Dividend per share	36.6p	33.6p	+9

*before amortisation of acquired intangibles and profit on sale of Ceramics Division

- Sales revenue up 22% to £7.5 billion as a result of good underlying volume growth and higher precious metal prices
- Sales excluding precious metals up 20% at £1,750 million with good organic growth in all three divisions
- Profit before tax and amortisation of acquired intangibles up 16% to £265.4 million
- Underlying earnings per share up 9% to 89.5 pence
- Total earnings per share 9% below last year at 88.5 pence. Last year's earnings included the profit on sale of Ceramics Division
- Dividend up 9% to 36.6 pence in line with underlying earnings growth

Business Overview

- Environmental Technologies Division's sales excluding precious metals up 27% to £1,140 million and operating profit before amortisation of acquired intangibles up 20% at £147.3 million
- Emission Control Technologies' (ECT's) sales excluding precious metals up 32% with strong growth in sales of heavy duty diesel (HDD) catalysts, diesel particulate filters (DPFs) and autocatalysts in Asia
- Argillon Group, which has leading technology for control of emissions of oxides of nitrogen (NOx), was acquired for €214 million in February 2008. Argillon contributed £11.4 million to sales and £2.9 million to operating profit (before amortisation of acquired intangibles) in the first two months of ownership

Issued by: Johnson Matthey Public Limited Company
40-42 Hatton Garden London EC1N 8EE Tel: +44 (0)20 7269 8400

- New factories completed in South Korea, Russia and Royston, UK. Two further factories under construction in Macedonia and Pennsylvania, USA to manufacture diesel catalysts to meet upcoming legislation in October 2009 in Europe and 2010 in North America
- Process Technologies' sales excluding precious metals 10% up. High oil price supports future growth with good demand for catalysts and purification materials. Sales of catalysts and technology for methanol production continue to grow
- Precious Metal Products Division's revenue up 23% to £4.7 billion boosted by higher average prices for precious metals. Sales excluding precious metals up 6% to £307 million and operating profit up 20% to £102.1 million
- Trading conditions for platinum group metals (pgms) remain favourable. The price of platinum averaged $1,474/oz in 2007/08. High prices have increased demand for pgm recycling and the division has also benefited from continued strong growth in its manufacturing businesses
- Fine Chemicals & Catalysts Division's sales excluding precious metals up 13% to £303 million and operating profit 5% higher at £67.1 million (6% up at constant exchange rates). Sales growth was boosted by higher base metal prices, particularly nickel, used in catalysts sold into the division's end markets

Business Prospects

- ECT should continue to deliver double digit growth in sales and profits in 2008/09, despite some weakness in the US car market, with continued growth in DPFs in Europe and autocatalysts in Asia, together with growth in HDD catalysts in the final quarter. Process Technologies should also continue to benefit from high energy prices
- Precious Metal Products Division will benefit from the favourable conditions in the pgm markets. Fine Chemicals & Catalysts' growth in the coming year should be similar to 2007/08
- Overall, Johnson Matthey should achieve good growth in 2008/09 and future prospects are very encouraging

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"Johnson Matthey produced excellent results in 2007/08 with double digit growth in sales and operating profit. We expect that the group will perform strongly again in 2008/09 despite concerns about the state of the world economy and the slowdown in the US. We are increasing our investment in both R&D and new production facilities to meet the growth in demand for new products which is being driven by global concerns about the environment and high energy prices."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

Report to Shareholders

Introduction

Johnson Matthey achieved very good results in 2007/08, with revenue well ahead of last year as a result of strong underlying volume growth and rising precious metal prices. Sales excluding the value of precious metals increased by 20% with all three divisions achieving good growth. Demand for catalysts was strong with expanding sales of diesel particulate filters and a full year's sales of heavy duty diesel catalysts to original equipment manufacturers in Europe and North America. The group also achieved strong growth in Asia, particularly in China, both for emission control catalysts and process catalysts.

On 6th February 2008 we completed the acquisition of Argillon Group for €214 million. Argillon is an international group specialising in catalysts and advanced ceramic materials, with leading technology for the control of emissions of oxides of nitrogen (NOx). Within its portfolio Argillon has non catalyst businesses manufacturing ceramic insulators and alumina products which Johnson Matthey has offered for sale. Under International Financial Reporting Standards (IFRS) these businesses are classified as "assets held for sale" and their results shown in discontinued businesses below profit after tax in the income statement.

Also under IFRS we are required to capitalise certain intangible assets upon acquisition such as the fair value of customer relationships, technology and trademarks and then amortise their value through the income statement. In presenting the group's results we have focused on operating profit before amortisation of these "acquired intangibles" which we believe provides a better guide to the underlying performance of the group.

Review of Results

Revenue increased by 22% to £7.5 billion. Precious metal prices grew strongly over the year which boosted sales in both Environmental Technologies Division and Precious Metal Products Division. Sales excluding the value of precious metals rose by 20% to £1,750 million reflecting good underlying volume growth and increased non precious metal material costs, some of which are a pass through for Johnson Matthey.

Operating profit before amortisation of acquired intangibles rose by 16% to £296.8 million. Exchange translation was again adverse, reducing reported profit by £2.6 million. The group's interest charge rose by £3.5 million as a result of higher average borrowings. Profit before tax and amortisation of acquired intangibles rose by 16% to £265.4 million. After amortisation, profit before tax was also 16% up at £262.3 million.

Included in profit before tax is a loss of £1.1 million in associates compared with a profit of £0.9 million last year. This relates to AGR Matthey, the Australian gold refining business in which the group has a 20% stake, which is taking a restructuring charge to reduce the cost base of its business.

Underlying earnings per share were 9% up at 89.5 pence. The sale of the group's Ceramics Division in February 2007 and a slightly higher average tax rate have had the effect of slowing the growth in earnings per share in 2007/08 compared with growth in profit before tax. Total earnings per share were 88.5 pence, 9% below 2006/07 which included the profit on sale of Ceramics Division.

Dividend

The board is recommending to shareholders a final dividend of 26.0 pence, making a total dividend for the year of 36.6 pence, an increase of 9%, which is in line with the growth in underlying earnings per share.

Operations

Our new **Environmental Technologies Division**, which comprises Emission Control Technologies (ECT), Process Technologies and Fuel Cells, achieved strong growth in the year. Revenue rose by 23% to £2,290 million; sales excluding precious metals were 27% up at £1,140 million; and underlying operating profit (before amortisation of acquired intangibles) increased by 20% to £147.3 million. Translated at constant exchange rates, sales excluding precious metals increased by 29% and underlying operating profit was 21% higher.

Emission Control Technologies' sales excluding precious metals grew by 32% to £903 million. Sales of heavy duty diesel (HDD) catalysts to original equipment manufacturers (OEMs) accounted for £105 million of the increase rising from £54 million in 2006/07 to £159 million in 2007/08. Sales of light duty products were also well ahead with good growth in Asia and increasing fitment of particulate filters on new diesel cars in Europe. The acquisition of Argillon added £11.4 million to sales and £2.9 million to operating profit before amortisation of acquired intangibles in the last two months of the year. Profit growth was stronger in the second half of the year than the first with the division benefiting from improved efficiencies.

Return on sales (operating profit / sales excluding precious metals) for ECT in 2007/08 was lower than in 2006/07 reflecting the change in product mix with rapid growth in products using expensive filter substrates (which are a pass through cost for Johnson Matthey). The cost of substrates for these new products is now beginning to come down. Going forward, ECT's return on sales is expected to stabilise at current levels despite the continued growth in sales of new products.

In Johnson Matthey's financial year to 31st March 2008 global light duty vehicle sales increased by 4.5% to 70.0 million. Production rose by 5.7% reflecting an overall increase in inventories. Around half of the growth in production came in Asia, which was 8.4% up on last year. Within Asia, sales grew by 20% in China and 12% in India. Other markets showing strong growth include South America, Eastern Europe and Russia. ECT is well represented in all these locations. Light duty vehicle sales in North America were 3.9% down in our financial year.

Estimated Light Vehicle Sales and Production

		Year to 31st March 2008 millions	Year to 31st March 2007 millions	change %
North America	**Sales**	**19.6**	**20.4**	**-3.9%**
	Production	**14.7**	**15.0**	**-2.0%**
Total Europe	**Sales**	**22.4**	**21.4**	**+4.7%**
	Production	**22.3**	**21.2**	**+5.2%**
Asia	**Sales**	**17.9**	**16.4**	**+9.1%**
	Production	**27.0**	**24.9**	**+8.4%**
Global	**Sales**	**70.0**	**67.0**	**+4.5%**
	Production	**70.4**	**66.6**	**+5.7%**

Source: Global Insight

We continue to see increasing demand from many of the leading car companies in Europe for diesel particulate filters (DPFs) to remove particulates from diesel exhaust emissions. Although legislation requiring such emission control devices does not come into full force in Europe until October 2010, most car manufacturers have started to fit these devices earlier. Nearly 8 million diesel cars were sold in Western

Europe last year of which less than half were fitted with DPFs. Over the next two and a half years the DPF market is set to double as all new diesel cars will require fitment. In 2007/08 we constructed a new factory in Royston, UK to manufacture catalysed DPFs, doubling our existing capacity to meet the anticipated market growth.

During the year we also completed construction of a new autocatalyst manufacturing facility in the Russian Federation. This plant will produce catalysts to meet demand from both local and global car manufacturers following the introduction of emissions legislation requiring autocatalyst fitment in Russia in the spring of 2006.

Our business in Asia continues to perform very well. Over the next decade we expect that most of the growth in world car production will take place in the Asian region. In 2007/08 we achieved strong volume growth in China, India and Japan and our operation in Malaysia also continued to perform well. Our new plant in South Korea (our fifth in the Asian region) was opened in February 2008. This new plant will manufacture catalysts for both diesel and petrol powered vehicles and will carry out research and development activities to support the rapidly growing Korean motor industry. Further capacity expansions are planned for each of our factories in China, India and Japan.

Despite continued weakness in the domestic car market, our North American business achieved good growth in the year with the introduction of new diesel products. Most of the growth was for HDD products but light duty diesel catalyst sales for pick up trucks also increased significantly.

We expect the value of the global market for HDD catalysts to grow from an estimated US $700 million (excluding precious metals) by the end of 2008 to approximately US $3 billion by the end of 2014. New standards are scheduled to be introduced in Europe in October 2009 and North America and Japan in 2010 which will require the use of additional catalysts. Legislation is also planned in South Korea, China, India and Brazil. In 2011 legislation will start for non road vehicles in Europe and North America. To meet this rapid growth in demand, and further expansion in the light duty diesel market, Johnson Matthey is constructing new factories in Macedonia and Pennsylvania, USA which should be operational by the end of 2009.

The acquisition of Argillon in February 2008 adds valuable technology to ECT's existing emission control capabilities for controlling oxides of nitrogen (NOx). As well as products for the HDD truck market, Argillon manufactures catalysts for power plants, industrial applications and waste incineration plants. These products have application in coal fired power stations to reduce harmful NOx emissions. This could become a major market in a few years' time as coal is increasingly used to produce electricity and people around the world become more concerned about air quality. The acquisition of Argillon also adds to ECT's existing business selling NOx control systems for large stationary engines and in marine applications.

Process Technologies' sales excluding precious metals grew by 10%. The Ammonia, Methanol, Oil and Gas (AMOG) business was well ahead of last year with continued strong demand for catalysts and purification materials for industries where hydrogen or synthesis gas are key intermediates. Demand for methanol catalysts was strong and, with new capacity for methanol coming on stream or under construction, the outlook for future growth of catalyst sales continues to be encouraging. In China a significant number of projects are based on utilising the country's large coal reserves and thereby reducing its reliance on expensive imported oil.

The high price of oil is encouraging the use of more catalysts for hydrogen production in oil refineries and increased sales of purification materials to remove pollutants such as sulphur and mercury. Sales of ammonia catalysts were also buoyant in 2007/08 with growth stimulated by significantly increased demand for ammonia used in the production of fertiliser.

Davy Process Technology, which develops and licenses chemical process technologies, had another good year. Major licensing contracts included oxo alcohol projects in China and India, a methylamine and choline chloride project in Thailand and a methanol licence for a coal to methanol project in the USA.

Tracerco, Process Technologies' oil services business, also achieved good growth in the year, successfully integrating Quest TruTec which was acquired in April 2006. The high oil price continued to stimulate strong demand for Tracerco's specialist diagnostic services and equipment for oil production platforms and refineries.

A major expansion programme is underway at our UK factory in Clitheroe to manufacture the latest generation of catalysts for AMOG. We are also continuing to invest heavily in research and development on new products including novel catalysts and technologies for converting gas and coal into petrochemical intermediates and fuels.

The net expense of our **Fuel Cells** business continues to fall as demand for its products grows. In 2007/08 the net expense fell by £0.9 million to £6.4 million. The order book for its products is strong and reflects an increasing range of applications as customers start to commercialise niche fuel cell products. Sales of membrane electrode assemblies (MEAs) grew over a broad base to companies that are commercialising fuel cells using hydrogen, methanol and natural gas as fuels.

Fuel cells fuelled directly by methanol (DMFC) sustained the growth seen last year and the number of companies supplying this type of technology also grew. Applications include portable power supplies and battery rechargers that remove the dependence of batteries on mains charging. This is useful not only in areas remote from the grid but also in situations when the time taken to recharge a battery offline affects productivity.

During the year many automotive companies were publicly robust in their view that hydrogen-powered fuel cell cars were the way forward and the California Authorities have confirmed that the timescale for zero emission vehicle introduction is unchanged. The combination of fuel cells with batteries that can be recharged from the mains is attractive to car companies and legislators alike.

In a significant development, the use of natural gas powered fuel cells to provide combined heat and power to commercial buildings has progressed well and we have seen growth in sales of both catalysts and MEA components to this sector this year. Interest in these products is supported by the increasing concern over carbon dioxide emissions from buildings and the sensitivity of developers and major companies to this issue.

Precious Metal Products Division's revenue increased by 23% to £4,688 million, boosted by higher prices for platinum group metals (pgms). In sterling terms the average price of platinum rose by 20%. Sales excluding the value of precious metals were 6% up at £307 million with good growth in the division's manufacturing businesses. Operating profit grew by 20% to £102.1 million. Translated at constant exchange rates, sales excluding precious metals increased by 7% and operating profit grew by 21%.

The Platinum Marketing and Distribution business achieved strong profit growth in favourable market conditions. Global demand for platinum in volume terms rose by 9% in the calendar year 2007. The price of platinum was greatly influenced by supply side concerns in 2007/08. The first nine months of the financial year saw a steadily rising price supported by a series of production problems in South Africa. In January 2008, the price began to increase dramatically as power shortages threatened to severely curtail South African platinum production. Platinum peaked at an all time high of $2,276/oz in early March, averaging $1,474/oz for the year. Supplies of platinum declined in 2007/08 due to these production problems in South Africa. The platinum market was therefore in significant supply / demand deficit, adding to the pressure on the price.

The palladium price also reached its peak in March 2008, touching $588/oz. Although South Africa is only the world's second largest palladium producer, the bullish platinum sentiment arising from production problems spilled over to its sister metal. The average price for the year was $381/oz. Physical demand for palladium rose by 4% in 2007. Autocatalyst demand increased due to higher gasoline vehicle production outside Europe. However, demand from Chinese jewellery manufacturers fell after pipeline filling in previous years. Palladium supply was higher than in 2006 due to an increase in Russian sales, increasing the substantial surplus of supply over demand.

The price of rhodium rose sharply in 2007/08, touching a peak of $9,425/oz in March 2008. The average price increased significantly for a third successive year to reach $6,753/oz. Steady demand from the automotive and glass fabrication industries left little metal to be offered in the spot market. Supply showed a slight increase as South African producers sold more metal from refined rhodium stocks, but this was insufficient to eliminate a supply / demand deficit and relieve pressure on a market which was already illiquid.

Johnson Matthey's Noble Metals business, which fabricates a range of pgm products for industrial and medical applications, had a very good year. Our operations in the UK and USA both enjoyed good demand for high quality wires and fabricated products. Sales of catalyst gauzes for nitric acid production also grew. Sales to the medical industry from our three sites in California were slightly down as customers experienced lower demand. The market for catalysts used in the abatement of nitrous oxide, a powerful greenhouse gas produced as a by product in the manufacture of nitric acid, has continued to develop. Early sales have been made and we have developed a strong position in this market which should generate good revenue growth in the future.

Our Pgm Refining and Recycling business had another good year assisted by higher pgm prices and increased intakes of secondary material, especially autocatalyst scrap. Due to process improvements and better utilisation of global refining capacities the business delivered further reductions in the amount of pgms held in the refining circuit.

Colour Technologies, which manufactures a range of colours, enamels, frits and pastes for the decorative and automotive markets, achieved further good growth in 2007/08. The business maintained its reputation for innovation by commercialising several new products during the year. These included some highly chemically resistant obscuration enamels for the automotive industry and a range of environmentally friendly decorative enamels and porcelain colours. New products for the fire retardant and photovoltaic markets also achieved initial sales and these are expected to continue to grow strongly in the near future.

On 4th May 2007 we sold our small Hong Kong gold refinery to Metalor Technologies. The group's remaining gold and silver refining operations are now located in Salt Lake City, USA and Brampton, Canada. These operations had a good year, benefiting from the high gold and silver prices which stimulated good flows of primary and secondary materials.

Our new **Fine Chemicals & Catalysts Division**, which manufactures and sells catalysts and fine chemicals to the pharmaceutical, speciality chemical, research chemicals and other markets, achieved good growth in the year. Revenue increased by 13% to £521 million, sales excluding precious metals rose by 13% to £303 million and operating profit grew by 5% to £67.1 million. Translated at constant exchange rates, sales excluding precious metals increased by 15% and operating profit grew by 6%.

Return on sales (operating profit / sales excluding precious metals) was below last year but still satisfactory at 22.1%. The division achieved good growth in sales of nickel containing catalysts, where the high price of nickel boosted sales value but reduced the overall percentage return on sales.

The integration of the new division has gone well with a number of initiatives to cross sell products and services as well as to capitalise on the common, key competencies that run across the division which should support future sales growth. The majority of the speciality chemicals markets into which the division sells continue to expand and most of the division's pharmaceutical industry customers are generic drug manufacturers who are also currently enjoying good sales growth.

The Catalysts and Chemicals business performed well in the year generating about 40% of the division's sales excluding precious metals. The business experienced strong growth in the Asian region, notably in China, and in heterogeneous catalyst sales in India, supporting the rapidly expanding pharmaceutical industry there. We completed an expansion of capacity in China for platinum chemicals and catalysts and we are investing in a number of other new facilities: in China for manufacturing sponge nickel catalysts for the local market; in India to provide improved service levels; and also in Germany for catalyst production.

Our facilities in Germany achieved good volume growth with increased sales of catalysts used in the manufacture of edible oils and chemical products. Our business developing chiral ligands, which are used in highly specialised catalysts for the pharmaceutical industry, also showed good growth from a low base and offers good prospects for the future.

Macfarlan Smith, based in Edinburgh, manufactures active pharmaceutical ingredients (APIs) which are sold to the generic pharmaceutical industry. Sales of specialist opiates, particularly oxycodone, showed good growth, more than offsetting a decline in hydromorphone as a result of increased competition. The world market for opiate drugs, which are primarily used to treat pain, continues to grow. Use of these products increases as the world's population ages and health care improves in developing economies. In addition growth is supported by the introduction of new applications and new dosage forms, particularly for specialist opiates, which enable broader, more controlled use of these medications.

In North America, the division's Pharmaceutical Materials and Services business achieved steady growth in revenue. Sales of platinum based anticancer APIs were slightly below last year but sales of opiate products showed good growth. Revenue from contract research also continued to increase. There is an opportunity for additional growth from the launch of new products, including the agreed launch in April 2009 of Barr's generic version of ADDERALL XR®. We expect to see steady growth in sales of APIs for generic controlled drugs, particularly those used in the treatment of pain which is a growing market, and in speciality niches like prostaglandins. Prostaglandin APIs manufactured by the business have been used by customers in developing new generic products and several of these are in the process of review for regulatory approval.

Research Chemicals, which is a globally integrated catalogue based supplier of chemicals to a wide spectrum of laboratories and research institutes, achieved good growth in the year with increased sales in North America, Europe and Asia. The business received a good contribution from its joint venture in China, which started operation last year, achieving rapid growth from a low base. With increasing demand for its products, the business is investing in the expansion of facilities in India and in Europe and launched a new, expanded global catalogue during the year.

Finance

Exchange Rates

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. Around a quarter of the group's profits are made in North America, mainly in the USA. The average rate for the US dollar was $2.007/£ compared with $1.896/£ for 2006/07. Each one cent change in the average rate for the dollar has just under a £0.4 million effect on operating profit in a full year. The fall of 11 cents in the average exchange rate for the dollar in 2007/08 reduced reported group operating profit by £4.1 million. The South African rand also weakened, from R13.4/£ to R14.3/£. However, the catalysts manufactured by our South African business are ultimately for export and the benefit of a weaker rand on margins more than offsets the translational effect.

Sterling weakened against a number of other currencies, particularly the euro, which partly offset the translation loss on the US dollar. Overall, excluding the rand, exchange translation reduced group profits by £2.6 million compared with 2006/07.

Interest

The group's net finance costs rose by £3.5 million to £30.3 million as a result of higher average borrowings, partly offset by the benefit of lower US dollar interest rates towards the end of the year. Average borrowings were higher than last year when net debt fell towards the end of the year following the sale of Ceramics Division. In 2007/08 net debt increased by £245.6 million with most of the rise occurring in February 2008 following the acquisition of Argillon Group. Interest rates for short term US dollar borrowing fell towards the end of the year as the US government tried to stimulate the US economy.

Taxation

The group's tax charge for the year was £77.2 million, an increase of £12.5 million on 2006/07 reflecting the growth in profit before tax and a slightly higher overall average tax rate. The average tax rate for the continuing businesses was 29.4%, an increase of 0.8% on last year. The increase in the rate partly reflected higher taxable profits in countries where marginal tax rates are above the group average, such as Japan and the USA.

Tax paid was £71.5 million which was below tax payable and less than tax paid in 2006/07. The difference arises from timing of tax payments. We are expecting tax paid to rise again in 2008/09.

Cash Flow

Johnson Matthey had a net cash outflow of £239.0 million in 2007/08. After taking into account the impact of exchange translation on foreign currency borrowings and debt acquired with subsidiaries the group's net debt increased by £245.6 million to £610.4 million.

The group spent £159.9 million on acquisitions and disposals in the year and a net £44.6 million on share buy-backs. Excluding these items the group had a free cash outflow of £34.5 million.

This outflow was the result of major investments in the year on capital expenditure and working capital to support the growth of Environmental Technologies Division, particularly Emission Control Technologies. In addition, working capital grew as a result of the sharp rise in precious metal prices towards the end of the financial year which affected both inventories and receivables. In total, the cash outflow on working capital was £90.5 million, although the ratio of working capital to revenue fell once again.

Capital expenditure for the year was £145.0 million which was 1.9 times depreciation (before amortisation of acquired intangibles). Most of the investment was focused on Environmental Technologies Division where capex was 2.4 times depreciation.

Environmental Technologies spent £105.8 million in 2007/08 with major investments in new capacity. Emission Control Technologies completed three new factories in the year: in South Korea; the Russian Federation; and Royston UK. Two new factories are now under construction in Macedonia and Pennsylvania, USA to manufacture diesel catalysts. Additional capacity is being installed in India, China and Japan. Process Technologies is investing in additional capacity in Clitheroe, UK to manufacture the latest generation of synthesis gas catalysts. Fine Chemicals & Catalysts Division increased its capital expenditure in the year to 1.4 times depreciation with the investment above depreciation focused on Catalysts and Chemicals, where a new factory was completed in Shanghai, China, and on Research Chemicals for a new facility in Germany.

Pensions

The surplus on the group's UK pension schemes increased by £19.6 million to £65.1 million on an IFRS basis at 31st March 2008. This increase was attributable to the rise in the discount rate from 5.4% to 6.5% which reflected market rates applying at 31st March 2008. Long term inflation expectations have also risen, from 3.1% p.a. to 3.5% p.a., giving an increase in "real" interest rates (i.e. inflation adjusted) from 2.3% to 3.0% which has resulted in a reduction in the actuarial valuation of the pension scheme's liabilities under IFRS.

Worldwide, including provisions for the group's post-retirement healthcare schemes, the group had a net surplus of £17.2 million on employee benefit obligations at 31st March 2008 compared with £0.9 million at 31st March 2007.

Capital Structure

Johnson Matthey has excellent growth prospects in its major markets. The board's policy is to maintain a strong balance sheet to ensure that the group always has sufficient resources to be able to invest in future growth. We have a long term target range for gearing (net debt / equity) of 50% to 60% although in any given year gearing may fall outside this range depending on future plans.

In February 2007 we sold Ceramics Division for £146.0 million. Gearing fell to 33.8% at the end of the 2006/07 financial year. In the first half of 2007/08 the group purchased 2.4 million shares into treasury for £39.1 million taking the total number of shares acquired over two years to 6 million at a total cost of £91.7 million (an average price of £15.28 a share). In 2007/08 a further £5.5 million was spent on purchasing shares for the group's employee share ownership trust (net of proceeds of option exercises). On 10th December we announced we had reached agreement to acquire Argillon Group for €214 million. That acquisition took us over the 50% gearing threshold and we suspended the share buy-back programme. With continued heavy investment in capital expenditure and working capital, net debt increased by £245.6 million to £610.4 million and gearing rose to 52.6% at 31st March 2008. Despite the increased investment, return on invested capital (ROIC) for the group improved by 0.9% to 18.5%.

In 2008/09 we plan to spend about 1.8 times depreciation on capital expenditure, with further increases in working capital likely to be needed to support sales growth. We are also planning to sell the Insulators and Alumina businesses acquired with Argillon and expect to reinvest the proceeds in further bolt-on acquisitions.

Outlook

Environmental Technologies achieved strong growth in 2007/08. We are currently seeing a slowdown in the US economy which might have an adverse effect on growth in the rest of the world. Despite this more difficult economic backdrop we still expect Emission Control Technologies to deliver another year of double digit growth in sales and profits. Global car sales are expected to grow, with weakness in the USA more than offset by growth in Asia, Eastern Europe and South America. In Europe, fitment of diesel particulate filters will also continue to rise ahead of the legislation. We expect sales of trucks to grow again in the USA in the second half of our financial year, particularly in the final quarter, partly as a result of pre-buying ahead of the introduction of the next level of emissions legislation. ECT's operating profit should also benefit from a continuation of the improved efficiencies achieved in the second half of 2007/08.

Our Process Technologies business is also experiencing strong demand, particularly for catalysts for synthesis gas, methanol, ammonia and hydrogen production. Prospects for Process Technologies are encouraging, driven by the very high oil price and the need to make cleaner and more sophisticated hydrocarbon products from dirtier and more intractable feedstocks.

Precious Metal Products Division enjoyed strong growth in 2007/08, benefiting from buoyant trading conditions in platinum group metals and good growth in its manufacturing businesses. If the current favourable market conditions continue we expect the division to show further growth in 2008/09. Fine Chemicals & Catalysts should deliver another year of steady growth. Many of the markets in which the division operates, such as generic pharmaceuticals, are unlikely to be particularly adversely affected by a general economic slowdown.

Overall, the group should continue to perform well in 2008/09. Although Johnson Matthey is not immune to the effects of a recession, prospects for all our businesses are good, particularly for Environmental Technologies where global concerns about pollution, climate change and making the most efficient use of energy resources will continue to create significant opportunities for future growth.

Consolidated Income Statement

for the year ended 31st March 2008

	Notes	2008 £ million	2007 restated £ million
Revenue	1	**7,498.7**	6,151.7
Cost of sales		**(7,006.7)**	(5,713.7)
Gross profit		**492.0**	438.0
Distribution costs		**(89.2)**	(81.8)
Administrative expenses		**(106.0)**	(101.0)
Amortisation of acquired intangibles	2	**(3.1)**	(2.8)
Operating profit	1,3	**293.7**	252.4
Finance costs		**(39.9)**	(36.0)
Finance income		**9.6**	9.2
Share of (loss) / profit of associate		**(1.1)**	0.9
Profit before tax		**262.3**	226.5
Income tax expense	4	**(77.2)**	(64.7)
Profit for the year from continuing operations		**185.1**	161.8
Profit for the year from discontinued operations		**0.3**	43.7
Profit for the year		**185.4**	205.5
Attributable to:			
Equity holders of the parent company		**186.2**	206.5
Minority interests		**(0.8)**	(1.0)
		185.4	205.5

		pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company			
Continuing operations			
Basic	5	**88.3**	**76.5**
Diluted	5	**86.9**	**75.3**
Total			
Basic	5	**88.5**	**96.9**
Diluted	5	**87.1**	**95.4**

Consolidated Balance Sheet

as at 31st March 2008

	Notes	2008 £ million	2007 £ million
Assets			
Non-current assets			
Property, plant and equipment		706.3	600.7
Goodwill		482.8	399.2
Other intangible assets		110.3	40.1
Deferred income tax assets		22.3	8.9
Investments and other receivables		9.3	10.0
Swaps related to borrowings	7	12.6	-
Post-employment benefits net assets		68.5	49.2
Total non-current assets		1,412.1	1,108.1
Current assets			
Inventories		380.4	362.7
Current income tax assets		6.2	7.0
Trade and other receivables		654.9	527.3
Cash and deposits	7	102.1	73.2
Investments and other financial assets		6.0	3.4
Other current assets		-	7.1
Assets classified as held for sale		44.6	0.4
Total current assets		1,194.2	981.1
Total assets		2,606.3	2,089.2
Liabilities			
Current liabilities			
Trade and other payables		(481.6)	(416.0)
Current income tax liabilities		(76.5)	(52.7)
Borrowings and finance leases	7	(122.0)	(27.5)
Other financial liabilities		(19.2)	(2.0)
Provisions		(5.1)	(7.7)
Liabilities classified as held for sale		(21.5)	-
Total current liabilities		(725.9)	(505.9)
Non-current liabilities			
Borrowings, finance leases and related swaps	7	(603.1)	(410.5)
Deferred income tax liabilities		(49.4)	(36.5)
Employee benefits obligations		(51.3)	(48.3)
Provisions		(13.3)	(8.7)
Other payables		(3.0)	(1.2)
Total non-current liabilities		(720.1)	(505.2)
Total liabilities		(1,446.0)	(1,011.1)
Net assets		1,160.3	1,078.1
Equity			
Share capital		220.7	220.5
Share premium account		148.3	146.3
Shares held in employee share ownership trusts		(68.6)	(61.9)
Other reserves		(20.6)	(12.9)
Retained earnings		879.1	783.7
Total equity attributable to equity holders of the parent company		1,158.9	1,075.7
Minority interests		1.4	2.4
Total equity	11	1,160.3	1,078.1

Consolidated Cash Flow Statement

for the year ended 31st March 2008

	Notes	2008 £ million	2007 £ million
Cash flows from operating activities			
Profit before tax		262.3	226.5
Adjustments for:			
Share of loss / (profit) of associate		1.1	(0.9)
Discontinued operations		0.3	15.9
Depreciation, amortisation and profit on sale of non-current assets and investments		82.0	77.7
Share-based payments		4.3	6.9
Decrease / (increase) in inventories		8.3	(82.5)
Increase in receivables		(87.1)	(136.5)
(Decrease) / increase in payables		(11.7)	104.6
(Decrease) / increase in provisions		(3.1)	5.9
Employee benefits obligations charge less contributions		(6.8)	(9.1)
Changes in fair value of financial instruments		2.3	5.2
Net finance costs		30.3	26.8
Income tax paid		(71.5)	(81.4)
Net cash inflow from operating activities		210.7	159.1
Cash flows from investing activities			
Dividends received from associate		0.4	0.5
Purchases of non-current assets and investments		(145.1)	(125.0)
Proceeds from sale of non-current assets and investments		1.5	3.5
Purchases of businesses and minority interests		(158.1)	(8.6)
Net proceeds from sale of businesses and minority interests		(1.8)	127.1
Net cash outflow from investing activities		(303.1)	(2.5)
Cash flows from financing activities			
Net purchase of own shares		(44.6)	(50.4)
Proceeds from / (repayment of) borrowings and finance leases		208.0	(71.8)
Dividends paid to equity holders of the parent company	6	(72.3)	(66.0)
Interest paid		(39.4)	(31.3)
Interest received		9.7	4.9
Net cash outflow from financing activities		61.4	(214.6)
Decrease in cash and cash equivalents in the year		(31.0)	(58.0)
Exchange differences on cash and cash equivalents		9.5	(7.1)
Cash and cash equivalents at beginning of year		60.0	125.1
Cash and cash equivalents at end of year	7	38.5	60.0

	Notes	2008 £ million	2007 £ million
Reconciliation to net debt			
Decrease in cash and cash equivalents in the year		(31.0)	(58.0)
(Proceeds from) / repayment of borrowings and finance leases		(208.0)	71.8
Change in net debt resulting from cash flows		(239.0)	13.8
Borrowings acquired with subsidiaries		(3.6)	-
Borrowings disposed of with subsidiaries		-	19.1
Exchange differences on net debt		(3.0)	14.3
Movement in net debt in year		(245.6)	47.2
Net debt at beginning of year		(364.8)	(412.0)
Net debt at end of year	7	(610.4)	(364.8)

Consolidated Statement of Recognised Income and Expense

for the year ended 31st March 2008

	2008 £ million	2007 £ million
Currency translation differences on foreign currency net investments and related loans	**30.7**	(67.3)
Currency translation differences - transferred to profit on sale of discontinued operations	**-**	(3.8)
Fair value gain on available-for-sale investments transferred to profit on sale	**(0.1)**	-
Cash flow hedges - (losses) / gains taken to equity	**(12.2)**	3.1
Cash flow hedges - transferred to income statement in the year	**(0.1)**	1.2
Fair value (losses) / gains on net investment hedges	**(37.5)**	23.3
Fair value gains on net investment hedges - transferred to profit on sale of discontinued operations	**-**	(2.0)
Actuarial gain / (loss) on post-employment benefits assets and liabilities	**16.2**	(32.3)
Tax on above items taken directly to or transferred from equity	**6.9**	13.5
Net income / (expense) recognised directly in equity	**3.9**	(64.3)
Profit for the year	**185.4**	205.5
Total recognised income and expense relating to the year	**189.3**	141.2
Total recognised income and expense attributable to:		
Equity holders of the parent company	**190.1**	142.2
Minority interests	**(0.8)**	(1.0)
	189.3	141.2

Notes on the Preliminary Accounts

for the year ended 31st March 2008

1 Segmental information by business segment

As described in the Annual Report and Accounts for the year ended 31st March 2007, the group reorganised its divisional structure on 1st April 2007 creating a new Environmental Technologies Division and a new Fine Chemicals & Catalysts Division. Fine Chemicals & Catalysts was created by adding the businesses which serve the speciality chemicals and pharmaceutical markets previously reported in Catalysts to Pharmaceutical Materials. Environmental Technologies is made up of the remaining Catalysts' businesses. The segmental information below reflects the new divisional structure.

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals & Catalysts £ million	Eliminations £ million	Total £ million
Year ended 31st March 2008					
Sales to external customers	2,289.7	4,688.1	520.9	-	7,498.7
Inter-segment sales	6.6	1,170.3	101.3	(1,278.2)	-
Total revenue	2,296.3	5,858.4	622.2	(1,278.2)	7,498.7
External sales excluding precious metals	1,139.6	307.4	303.2	-	1,750.2
Underlying segment result	147.3	102.1	67.1	-	316.5
Amortisation of acquired intangibles (note 2)	(3.1)	-	-	-	(3.1)
Segment result	144.2	102.1	67.1	-	313.4
Unallocated corporate expenses					(19.7)
Operating profit					293.7
Net finance costs					(30.3)
Share of loss of associate		(1.1)			(1.1)
Profit before tax					262.3
Income tax expense					(77.2)
Profit for the year from continuing operations					185.1
Profit for the year from discontinued operations					0.3
Profit for the year					185.4
Segment assets	1,486.5	281.4	543.9	(78.1)	2,233.7
Investment in associate	-	3.7	-	-	3.7
Cash, deposits and swaps related to borrowings					114.7
Current and deferred income tax assets					28.5
Post-employment benefits net assets					68.5
Assets classified as held for sale					44.6
Unallocated corporate assets					112.6
Total assets					2,606.3
Segment liabilities	346.6	111.5	63.0	(78.1)	443.0
Borrowings, finance leases and related swaps					725.1
Current and deferred income tax liabilities					125.9
Employee benefits obligations					51.3
Liabilities classified as held for sale					21.5
Unallocated corporate liabilities					79.2
Total liabilities					1,446.0
Segment capital expenditure	105.8	12.0	25.0	-	142.8
Corporate capital expenditure					2.2
Total capital expenditure					145.0
Segment depreciation and amortisation	47.6	13.5	17.3	-	78.4
Corporate depreciation					2.0
Total depreciation and amortisation					80.4
Significant non-cash expenses other than depreciation	-	-	-	-	-

Notes on the Preliminary Accounts
for the year ended 31st March 2008

1 Segmental information by business segment (continued)

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals & Catalysts £ million	Eliminations £ million	Total £ million
Year ended 31st March 2007 (restated)					
Sales to external customers	1,864.3	3,824.4	463.0	-	6,151.7
Inter-segment sales	2.4	1,162.6	73.4	(1,238.4)	-
Total revenue	1,866.7	4,987.0	536.4	(1,238.4)	6,151.7
External sales excluding precious metals	896.2	290.0	268.0	-	1,454.2
Underlying segment result	122.9	85.3	64.2	-	272.4
Amortisation of acquired intangibles (note 2)	(2.8)	-	-	-	(2.8)
Segment result	120.1	85.3	64.2	-	269.6
Unallocated corporate expenses					(17.2)
Operating profit					252.4
Net finance costs					(26.8)
Share of profit of associate		0.9			0.9
Profit before tax					226.5
Income tax expense					(64.7)
Profit for the year from continuing operations					161.8
Profit for the year from discontinued operations					43.7
Profit for the year					205.5
Segment assets	1,097.0	298.4	538.1	(54.9)	1,878.6
Investment in associate	-	4.8	-	-	4.8
Cash and deposits					73.2
Current and deferred income tax assets					15.9
Post-employment benefits net assets					49.2
Unallocated corporate assets					67.5
Total assets					2,089.2
Segment liabilities	297.8	92.1	53.2	(54.9)	388.2
Borrowings, finance leases and related swaps					438.0
Current and deferred income tax liabilities					89.2
Employee benefits obligations					48.3
Unallocated corporate liabilities					47.4
Total liabilities					1,011.1
Segment capital expenditure	82.4	11.2	19.8	-	113.4
Capital expenditure on discontinued operations					4.5
Corporate capital expenditure					1.9
Total capital expenditure					119.8
Segment depreciation and amortisation	39.3	13.4	17.2	-	69.9
Depreciation on discontinued operations					5.5
Corporate depreciation					2.1
Total depreciation and amortisation					77.5
Significant non-cash expenses other than depreciation	1.5	1.3	-	-	2.8

Notes on the Preliminary Accounts
for the year ended 31st March 2008

2 Amortisation of acquired intangibles

The amortisation of intangible assets which arise on the acquisition of businesses has been separated from administrative expenses and is now shown separately on the face of the income statement. It is excluded from underlying operating profit.

3 Effect of exchange rate changes on translation of foreign subsidiaries' external sales excluding the value of precious metals and operating profits

Average exchange rates used for translation of results of foreign operations	2008	2007
US dollar / £	**2.007**	1.896
Euro / £	**1.417**	1.476
South African rand / £	**14.30**	13.37

The main impact of exchange rate movements on the group's sales and operating profit comes from the translation of foreign subsidiaries' results into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	Year ended 31st March 2008 £ million	Year ended 31st March 2007 At last year's rates £ million	Year ended 31st March 2007 At this year's rates £ million	Change at this year's rates %
External sales excluding the value of precious metals				
Environmental Technologies	**1,139.6**	896.2	882.9	+29
Precious Metal Products	**307.4**	290.0	286.9	+7
Fine Chemicals & Catalysts	**303.2**	268.0	263.5	+15
External sales excluding the value of precious metals	**1,750.2**	1,454.2	1,433.3	+22
Underlying operating profit				
Environmental Technologies	**147.3**	122.9	121.9	+21
Precious Metal Products	**102.1**	85.3	84.6	+21
Fine Chemicals & Catalysts	**67.1**	64.2	63.4	+6
Unallocated corporate expenses	**(19.7)**	(17.2)	(17.3)	
Underlying operating profit	**296.8**	255.2	252.6	+17

4 Income tax expense

	2008 £ million	2007 £ million
United Kingdom	**11.5**	24.3
Overseas	**65.7**	40.4
	77.2	64.7

The group's share of the associate's taxation for the year ended 31st March 2008 was £ nil (2007 £ nil).

Notes on the Preliminary Accounts
for the year ended 31st March 2008

5 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 210,502,894 shares in issue (2007 - 213,219,273 shares). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plans. These adjustments give rise to an increase in the weighted average number of shares in issue of 3,313,868 shares (2007 restated - 3,398,990 shares).

Underlying earnings per ordinary share are calculated as follows:

	2008 £ million	2007 restated £ million
Profit for the year attributable to equity holders of the parent company	**186.2**	206.5
Amortisation of acquired intangibles	**3.1**	2.8
Profit on disposal of discontinued operations	-	(34.4)
Tax thereon	**(0.9)**	0.3
Underlying profit for the year	**188.4**	175.2
	pence	pence
Basic underlying earnings per share	**89.5**	82.2

6 Dividends

A final dividend of 26.0 pence per ordinary share has been proposed by the board which will be paid on 5th August 2008 to shareholders on the register at the close of business on 13th June 2008. The estimated amount to be paid is £54.7 million and has not been recognised in these accounts.

	2008 £ million	2007 £ million
2005/06 final ordinary dividend paid - 21.0 pence per share	-	44.9
2006/07 interim ordinary dividend paid - 9.9 pence per share	-	21.1
2006/07 final ordinary dividend paid - 23.7 pence per share	**50.0**	-
2007/08 interim ordinary dividend paid - 10.6 pence per share	**22.3**	-
	72.3	66.0

7 Net debt

	2008 £ million	2007 £ million
Cash and deposits	**102.1**	73.2
Bank overdrafts	**(63.6)**	(13.2)
Cash and cash equivalents	**38.5**	60.0
Current other borrowings and finance leases	**(58.4)**	(14.3)
Non-current borrowings, finance leases and related swaps	**(603.1)**	(410.5)
Swaps related to borrowings	**12.6**	-
Net debt	**(610.4)**	(364.8)

8 Share purchases

During the year the company purchased 2,397,877 shares at a cost of £39.1 million. These shares are being held as treasury shares, bringing the total number of treasury shares to 5,997,877 at a total cost of £91.7 million.

9 Acquisition of Argillon Group

On 6th February 2008 the group acquired 100% of the issued share capital of Argillon Group (Argillon). Argillon specialises in catalysts and advanced ceramic materials and sells a range of products into a number of different industries.

The net assets acquired were:

	Carrying amounts under IFRS immediately prior to acquisition £ million	Fair value adjustments £ million	Fair value at time of acquisition £ million
Property, plant and equipment	21.5	9.9	31.4
Intangible assets - capitalised software	0.4	-	0.4
Intangible assets - patents and trademarks	1.6	6.3	7.9
Intangible assets - customer contracts and relationships	-	35.0	35.0
Intangible assets - research and technology	-	16.6	16.6
Intangible assets - capitalised development	0.4	5.0	5.4
Assets classified as held for sale (note 10)	39.6	(0.6)	39.0
Liabilities classified as held for sale (note 10)	(16.0)	(8.1)	(24.1)
Inventories	11.5	-	11.5
Trade and other receivables	22.4	7.7	30.1
Cash and cash equivalents	2.3	-	2.3
Current other borrowings	(3.6)	-	(3.6)
Trade and other payables	(26.0)	-	(26.0)
Current income tax liabilities	(4.8)	-	(4.8)
Deferred income tax liabilities	(1.1)	(20.9)	(22.0)
Employee benefits obligations	(5.1)	-	(5.1)
Provisions	(2.8)	(1.8)	(4.6)
Total net assets acquired	40.3	49.1	89.4
Goodwill on acquisition			72.5
			161.9

Satisfied by:	£ million
Purchase consideration - cash	159.4
Costs incurred - cash	0.9
Costs incurred - accrued	1.6
	161.9

Net cash outflow arising on acquisition was:	£ million
Cash consideration and costs	160.3
Less cash and cash equivalents acquired	2.3
Net cash outflow	158.0
Borrowings acquired	3.6
Increase in net debt	161.6

Notes on the Preliminary Accounts
for the year ended 31st March 2008

9 Acquisition of Argillon Group (continued)

From 6th February 2008 Argillon's results (excluding the held for sale business (note 10)) are included in Environmental Technologies and were:

	£ million
Operating profit before amortisation of intangible assets recognised on acquisition by Johnson Matthey	2.9
Amortisation of intangible assets recognised on acquisition by Johnson Matthey	(1.8)
Profit before tax	1.1
Income tax expense	(0.4)
Net profit	0.7

10 Profit for the year from discontinued operations

The results of the discontinued operations included in the consolidated income statement were:

	2008 £ million	2007 £ million
Ceramics Division's profit for the year	-	10.6
Profit on disposal of Ceramics Division	-	33.3
Profit for the year from Ceramics Division	-	43.9
Additional environmental warranty obligations retained on sale of Pigments & Dispersions	-	(0.2)
Profit of the insulators and alumina business	0.3	-
Profit for the year from discontinued operations	0.3	43.7

As part of the acquisition of Argillon the group acquired an insulators and alumina business which it is actively marketing and expects to sell during 2008. It has been classified as held for sale.

On 28th February 2007 the group sold its Ceramics Division to the Endeka Ceramics group established by Pamplona Capital Partners I, LP, a private equity investment fund.

11 Changes in equity

	2008 £ million	2007 £ million
Equity at beginning of year	1,078.1	1,044.5
Total recognised income and expense relating to the year	189.3	141.2
Dividends paid to equity holders of the parent company	(72.3)	(66.0)
Dividends payable to minority interests	(0.4)	(0.3)
Minority interest arising on formation of subsidiary	0.2	0.3
Share capital reduction in minority interest	-	(0.3)
Disposal of minority interest	-	(2.7)
New share capital subscribed	2.2	2.2
Purchase of treasury shares	(39.1)	(52.6)
Purchase of shares for employee share ownership trusts	(45.9)	-
Share-based payments	9.8	11.8
Cost of shares transferred to employees	32.7	(4.5)
Tax on items taken directly to or transferred from equity	5.7	4.5
Equity at end of year	1,160.3	1,078.1

12 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 31st March 2008 precious metal leases were £86.1 million (2007 £93.2 million).

13 Basis of preparation

The financial information contained in this release does not constitute the company's statutory accounts for the years ended 31st March 2008 or 31st March 2007 but is derived from those accounts. Statutory accounts for 2007 have been delivered to the Registrar of Companies and those for 2008 will be delivered following the company's Annual General Meeting. The auditors' reports on those accounts were unqualified and did not contain any statement under sections 237(2) and 237(3) of the Companies Act 1985. The accounts for the year ended 31st March 2008 were approved by the Board of Directors on 3rd June 2008.

As described in note 2 amortisation of acquired intangibles is now shown separately and so the income statement and segmental information for the year ended 31st March 2007 have been restated accordingly.

Financial Calendar

11th June
Ex dividend date

13th June
Final dividend record date

22nd July
117th Annual General Meeting (AGM)

5th August
Payment of final dividend subject to declaration at the AGM

26th November
Announcement of results for the six months ending 30th September 2008

3rd December
Ex dividend date

5th December
Interim dividend record date

Cautionary Statement

This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 40-42 Hatton Garden, London EC1N 8EE
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

ANNUAL REPORT 2008 & NOTICE OF ANNUAL GENERAL MEETING

Johnson Matthey Plc has today posted to its shareholders the following documents:

- Annual Report for the year ended 31 March 2008
- Notice of Annual General Meeting to be held on Tuesday 22 July 2008 at 11am
- Form of Proxy

These documents have also been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Annual Report 2008 and Notice of Annual General Meeting are available on the Company's website at www.matthey.com/investors2004/index.htm

The Notice of Annual General Meeting includes a resolution to adopt new Articles of Association. Copies of the proposed new Articles of Association have been submitted to the UK Listing Authority and will shortly be available for inspection through the Document Viewing Facility. Copies are also available for inspection at the Company's registered office (40-42 Hatton Garden, London EC1N 8EE) during normal business hours and at the Annual General Meeting from 10am until the close of the meeting.

Simon Farrant
Company Secretary
17 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
P N Hawker	21

D W Morgan	21
L C Pentz	21
J N Sheldrick	21
S Farrant	21
W F Sandford	21
I F Stephenson	21
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£18.71

14. Date and place of transaction:

18 June 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,767
P N Hawker	15,692
D W Morgan	40,900
L C Pentz	18,974
J N Sheldrick	97,252

16. Date issuer informed of transaction:

18 June 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
18 June 2008

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   Other – please refer to item 13

3. Full name of person(s) subject to the notification obligation:

   Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.):

MAGIM HSBC GIS NOM (UK) SALI	34,221
NORTRUST NOMINEE LTD A/C MHF01	46,581
NORTRUST NOMINEE LTD A/C MHJ01	332,244
NORTRUST NOMINEE LTD A/C MKB01	446,275
NORTRUST NOMINEE LTD A/C MKK01	2,150,613
NORTRUST NOMS LTD	144,610
NORTRUST NOMS LTD A/C MEJ01	5,750,000
NORTRUST NOMS LTD A/C MVA01	20,000
NORTRUST NOMS LTD A/C MVB01	154,311
NORTRUST NOMS LTD A/C PUC01	104,125
NORTRUST NOMS LTD A/C PUF01	42,939
NORTRUST NOMS LTD A/C PUI01	7,393
NORTRUST NOMS LTD A/C PUR01	529,840
NORTRUST NOMS LTD A/C PUS01	12,983
PRUCLT HSBC GIS NOM (UK) PAC AC	2,566,465
PRUCLT HSBC GIS NOM (UK) PHL AC	318,934
PRUCLT HSBC GIS NOM (UK) PPL AC	879,460
PRUCLT HSBC GIS NOM (UK) EQBF AC	13,787
PRUCLT HSBC GIS NOM (UK) HYBF AC	57,004
PRUCLT HSBC GIS NOM (UK) MNBF AC	18,656
PRUCLT HSBC GIS NOM (UK) PENE AC	76,252
RBS INTERNATIONAL (GUERNSEY)	127,569
RECOVERY INV COMPANY LIMITED	105,146

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   See item 13

6. Date on which issuer notified:

   20 June 2008

7. Threshold(s) that is/are crossed or reached:

   See item 13

8. Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 13,939,408

Number of voting rights: 13,939,408

Resulting situation after the triggering transaction:

Number of shares (direct): 13,939,408

Number of voting rights (direct): 13,939,408

% of voting rights (direct): 6.49%

Total number of voting rights: 13,939,408

Total % of voting rights: 6.49%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Prudential plc (parent company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M&G Limited (wholly owned subsidiary of M&G Group Limited)
M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

M&G Investment Management Limited (MAGIM) previously disclosed a holding of 21,548,111 (10.03%). MAGIM has sole investment power but no voting power over funds managed for and on behalf of one of MAGIM's investment advisory clients. As a consequence of legal advice recently received, we must now notify you, by virtue of the DTR Handbook section 5.1.2R, of our new voting rights position in your company. This notification now excludes shares currently managed and previously notified to you, where the voting rights have been retained by the client.

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

23 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N A P Carson

8. State the nature of the transaction:

Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Retained*	*Number Disposed*	*Sale Price (£)*
15,964	14/07/1998	5.24	6,651	9,313	18.3004

9. Number of shares, debentures or financial instruments relating to shares acquired:

15,964 shares acquired on exercise, 6,651 shares retained and 9,313 shares sold.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

9,313

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

See 8 above

14. Date and place of transaction:

26 June 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

26 June 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
26 June 2008

END